SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6

REGISTRATION UNDER THE SECURITIES ACT OF 1933 [ X ]

Pre-Effective Amendment No. ____ [ ]

Post-Effective Amendment No.____ [ ]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [ X ]

Amendment No._1___ [ X ]

Sun Life of Canada (U.S.) Variable Account I

Registrant

Sun Life Assurance Company of Canada (U.S.)

Depositor

One Sun Life Executive Park

Wellesley Hills, Massachusetts 02481

Depositor's Address

1-800-700-6554

Depositor's Telephone Number

Edward M. Shea

Assistant Vice President and Senior Counsel

Sun Life Assurance Company of Canada (U.S.)

One Sun Life Executive Park

Wellesley Hills, Massachusetts 02481

Name and Address of Agent For Service

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant hereby declares that an indefinite amount of its Flexible Premium Combination Fixed and Variable Life Insurance Policies is being registered under the Securities Act of 1933.

Title and Amount of Securities Being Registered

As soon as practicable after the effective date of this Registration Statement

Approximate Date of Proposed Public Offering

PART A
Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park Wellesley Hills, Massachusetts 02481 (800) 700-6554	SUN LIFE LOGO
Futurity Accumulator II Variable Universal Life Insurance
Sun Life of Canada (U.S.) Variable Account I
A Flexible Premium Combination Fixed and Variable Universal Life Insurance Policy

This prospectus describes a combination fixed and variable universal life insurance policy (the "Policy") issued by Sun Life Assurance Company of Canada (U.S.) ("we" or "us"), a member of the Sun Life Financial group of companies, through Sun Life of Canada (U.S.) Variable Account I, one of our separate accounts. The Policy is being offered, depending on the circumstances, as either an individual policy or as a certificate under a group policy. The substantive terms of a certificate under a group policy will be identical to those of an individual policy. In this prospectus, unless stated otherwise, the term "Policy" will include individual policies, group policies and certificates issued under group policies. The Policy allows "you," the policyowner, within certain limits, to:

o o o o

choose the type and amount of insurance coverage you need and increase or decrease that coverage as your insurance needs change;

choose the amount and timing of premium payments;

allocate net premium payments among the available46 Investment Options (including 45 variable Sub-Accounts and one Fixed Account Option) and transfer Account Value among available Investment Options as your investment objectives change; and

access theyour Policy's Account Value through loans, partial withdrawals or total surrenders.

This prospectus contains important information you should understand before purchasing a Policy. We use certain special terms which are defined in Appendix A. You should read this prospectus carefully and keep it for future reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Prospectus

DecemberMay 31, 2002

Fixed Account Option We periodically credit interest on amounts allocated to the Fixed Account Option at an effective annual rate guaranteed to be at least 3%.

This prospectus does not constitute an offering in any jurisdiction where the offering would not be lawful. You should rely only on the information contained in this prospectus or in the prospectus or statement of additional information of the Funds. We have not authorized anyone to provide you with information that is different.

Risk/Benefit Summary of Policy

Right of Return Period

You may return theyour Policy to us for any reason and receive a refund within 10 days from the date of receipt of the your Policy. A longer period may apply in some states.

Premium Payments

o o o

You must make a minimum Initial Premium payment which, generally, equals 25% of 12 Minimum Monthly Premiums. The minimum Initial Premium is shown in the illustration for the Policy and is shown in the Policy Specifications., the amount of which will vary based on various factors, including your age, sex and rating class.

Thereafter, you choose the amount and timing of premium payments, within certain limits.

You may allocate your net premium payments among the Policy's available Investment Options.

No-Lapse Guarantee

The Policy will not terminate during the No-Lapse Guarantee Period if the premiums paid less partial withdrawals less Policy Debt exceed the sum of Minimum Monthly Premiums from the Policy Date to the Valuation Date. The No-Lapse Guarantee Period is based on the Insured's age. It may vary in length by state but may not exceed 20 years.

Death Benefit

If the Policy is in force at the time we receive due proof of the Insured's death, we will pay the beneficiary an amount based on the death benefit option in effect, plus any supplemental benefits added to the Policy, less Policy Debt and any overdue monthly deductions.

o	You have a choice of two death benefit options-

o	the Specified Face Amount; or

o	the sum of the Specified Face Amount and the Account Value of your the Policy.

Specified Face Amount is the minimum amount of life insurance in theyour Policy.

o o

For each option, the death benefit may be greater if necessary to satisfy federal tax laws.

After the first Policy Year, you may change your death benefit option, increase the Specified Face Amount or, after the fourth Policy Year, decrease the Specified Face Amount subject to certain limitations.

Accessing the Policy's Account Value

o o o

You may borrow from us using your Account Value as collateral. Loans may be taxable events if the Policy is a "modified endowment contract" for federal income tax purposes and the value of the Policy exceeds its cost.

You may surrender the Policy for its Cash Surrender Value. If you surrender the Policy during the surrender charge period, you will incur any applicable surrender charges. Cash Surrender Value is Account Value minus any surrender charges and the amount of any Policy Debt. The surrender charge period ends 9 years after you purchase the Policy or increase the Specified Face Amount of the Policy.

You may make a partial withdrawal of some of the Policy's Cash Surrender Value after the Policy has been in force for one year. A partial withdrawal will cause a decrease in the Specified Face Amount of the Policy if your death benefit option is the Specified Face Amount.

Account Value

Account Value is the sum of the amounts in each Sub-Account and the Fixed Account Option with respect to the Policy.

The Policy's Account Value will reflect-

o o o o

the premiums you pay;

the investment performance of the Sub-Accounts you select, and/or the interest credited to the Fixed Account Option;

any loans or partial withdrawals;

the charges we deduct under the Policy.

The Variable Account

o o o o o

We have established a variable separate account to fund the variable benefits under the Policy.

The assets of the variable separate account are insulated from the claims of our general creditors.

The variable separate account is divided into Sub-Accounts, each of which invests exclusively in shares of a corresponding mutual fund. A comprehensive discussion of the risks of each mutual fund may be found in the Fund's prospectus.

When you choose Sub-Accounts in the variable separate account, your benefits will be responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from different types of investments. With such Sub-Accounts, you assume all investment risk. A comprehensive discussion of the risks of such Sub-Accounts may be found in the underlying Fund's prospectus.

It is unsuitable to purchase a life insurance policy as a short-term savings vehicle.

Investment Options

o o o o

You may allocate your net premium payments among the 45 variable Sub-Accounts and the Fixed Account Option listed on page ii of this prospectus.

Each Sub-Account invests exclusively in shares of a mutual fund portfolio. A comprehensive discussion of the risks of each mutual fund may be found in the Fund's prospectus.

You may transfer amounts from one Sub-Account to another or to the Fixed Account Option, subject to any limits that we or the Funds may impose.

You may transfer amounts from the Fixed Account Option, subject to our rules as they may exist from time to time.

Accessing Your Policy's Account Value

o o o

You may borrow from us using your Account Value as collateral. Loans may be taxable events if your Policy is a "modified endowment contract" for federal income tax purposes and the value of your Policy exceeds its cost.

You may surrender your Policy for its Cash Surrender Value. If you surrender your Policy during the surrender charge period, you will incur any applicable surrender charges. Cash Surrender Value is Account Value minus any surrender charges and the amount of any Policy Debt. The surrender charge period ends 9 years after you purchase or increase the Specified Face Amount of your Policy.

You may make a partial withdrawal of some of your Policy's Cash Surrender Value after the Policy has been in force for one year. A partial withdrawal will cause a decrease in the Specified Face Amount of your Policy if your death benefit option is the Specified Face Amount.

Account Value

Account Value is the sum of the amounts in each Sub-Account and the Fixed Account Option with respect to your Policy.

Your Policy's Account Value will reflect-

o o o o

the premiums you pay;

the investment performance of the Sub-Accounts you select, and/or the interest credited to the Fixed Account Option;

any loans or partial withdrawals;

the charges we deduct under the Policy.

Policy Charges and Monthly Deductions There will be no monthly deductions after the policy anniversary on which the Insured is Attained Age 100.

o o o o o o

Expense Charge Applied to Premium-We will deduct a charge from your premium payments not to exceed 7.25% for sales load and our federal, state and local tax obligations. The current charge is 5.25%.

Mortality and Expense Risk Charge-We will deduct a monthly charge from your Account Value for the mortality and expense risks we assume with respect to the Policy. The annual percentage rate is 0.60% for Policy Years 1 through 10 and 0.120% thereafter of the Variable Account Value of the Sub-Accounts.

Monthly Cost of Insurance Charge-We will deduct a monthly charge from your Account Value for the cost of insurance. Our guaranteed monthly cost of insurance rates are based on the 1980 Commissioner's Standard Ordinary Mortality Tables. The applicable charge will vary based on the length of time theamount of insurance coverage has been in forceyou request and other factors, including the Insured's age, sex and rating class.

Monthly Expense Charges-We will deduct from your Account Value a monthly charge of $8.00 in all years and a monthly charge based on the Specified Face Amount for the first 10 Policy Years following the issuance of theyour Policy and for the first 10 Policy Years following the effective date of each increase in the Specified Face Amount, if any, based on the amount of increase. The charge covers administration expenses and issuance costs. The applicable charge is equal to the initial Specified Face Amount or the amount of increase, as the case may be, times a rate that varies based on the age and, sex and rating class of the Insured.

Monthly Cost of Supplemental Benefits-We will deduct a monthly charge from your Account Value for the cost, if any, of any supplemental benefit riders issued with your the Policy. The applicable charge will vary based on various factors which may include, among others, the amount of coverage and the Insured's age, sex and rating class.

Surrender Charges-We will deduct a surrender charge from your Account Value if you surrender theyour Policy or request a decrease in the Specified Face Amount during the surrender charge period. Each surrender charge period will end after 9 Policy Years. The charge will scale down to zero after not more than 9 Policy Years. The surrender charge will be an amount based on certain factors, including the Specified Face Amount and the Insured's age, sex and rating class. The following are examples of surrender charges at representative Issue Ages.

What If Charges and Deductions Exceed Cash Surrender Value?

o o o

Unless the No-Lapse Guarantee applies, the Policy will terminate if the Cash Surrender Value at the beginning of any Policy Month is less than the charges and deductions then due.

We will send you notice and allow you a 61 day Grace Period.

If, within the Grace Period, you do not make a premium payment sufficient to cover all accrued and unpaid charges and deductions, the Policy will terminate at the end of the Grace Period without further notice.

Reinstatement

If the Policy terminates due to insufficient value, we will reinstate it within three years at your request, subject to certain conditions.

Federal Tax Considerations

Your purchase of, and transactions under, the Policy may have tax consequences that you should consider before purchasing the Policy. You may wish to consult a tax adviser. In general, the beneficiary will receive Policy Proceeds without there being taxable income. Increases in Account Value will not be taxable as earned, although there may be income tax due on a surrender or partial withdrawal of the Policy or on policy loans.

Supplemental Benefits

o	You may supplement the Policy with the following riders where available-

o o o o o	accelerated benefits accidental death benefit waiver of monthly deductions payment of stipulated amount supplemental insurance
o	We will deduct the cost, if any, of the rider(s) from the Policy's Account Value on a monthly basis.

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the Policy. The first table describes the fees and expenses that you will pay at the time that you buy the Policy, surrender the Policy or transfer amounts between Investment Options.
TRANSACTION FEES
Charge	When Charge is Deducted	Amount Deducted
Expense Charge Applied to Premium	Upon premium receipt	Current: 5.25% Guaranteed: 7.25%
Surrender Charge[1] Minimum and Maximum Charge Representative Owner Charge[3]	Upon policy surrender before the tenth Policy Year and upon surrender of a Policy increase before nine years have elapsed from the increase effective date	0.6257268/26.840[2] 10.500
Transfer Fee	Upon transfers in excess of 12 in a Policy Year	Current: $0.00 Guaranteed: $15.00

The next table describes the fees and expenses that you will pay periodically during the time you own the Policy, not including Fund fees and expenses.
PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES
Charge	When Charge is Deducted	Amount Deducted
Cost of Insurance[4] Minimum and Maximum Charge Representative Owner Charge[7]	At the beginning of a Policy Month	Current: 0.03540/22.97610[5] Guaranteed: 0.08751/83.33333[6] Current: 0.11696 Guaranteed: 0.37931
Mortality and Expense Risk Charge (calculated on the assets allocated to the Sub-Accounts)[8]	At the beginning of a Policy Month	Policy Years 1-10: 0.60% Policy Years 11+: 0.10%
Monthly Expense Charge[9] Minimum and Maximum Charge Representative Owner Charge[11]	At the beginning of a Policy Month

$8.00 in all years plus 0.03/0.70 per $1000 of Specified Face Amount for the first 10 Policy Years following Policy Issuance and for the first 10 Policy Years following the increase in the Specified Face Amount[10]

$8.00 in all years plus 0.16 per $1000 of Specified Face Amount for the first 10 Policy Years following Policy Issuance and for the first 10 Policy Years following the increase in the Specified Face Amount

The next table describes the charges you will pay periodically during the time you own any riders attached to the Policy.
OPTIONAL CHARGES
Charge	When Charge is Deducted	Amount Deducted
Accidental Death Benefit Rider Minimum and Maximum Charge Representative Owner Charge	At the beginning of a Policy Month	0.06/0.13[12] 0.06[13]
Waiver of Monthly Deductions Rider Minimum and Maximum Charge Representative Owner Charge[15]	At the beginning of a Policy Month	0.01167/0.18500[14] 0.07000
Payment of Stipulated Amount Rider Minimum and Maximum Charge Representative Owner Charge[17]	At the beginning of a Policy Month	0.13833/0.79167[16] 0.45917
Supplemental Insurance Rider[18] Minimum and Maximum Charge Representative Owner Charge[21]	At the beginning of a Policy Month	Current: 0.03540/23.41374[19] Guaranteed: 0.08751/83.33333[20] Current: 0.06947 Guaranteed: 0.37931

The next table shows the minimum and maximum fees and expenses charged by any of the Funds. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund and in the table following this one.
ANNUAL FUND OPERATING EXPENSES The numbers below represent the minimum and maximum expenses charged by the Funds.
Management Fees	Other Expenses	12b-1 or Other Service Fees	Total Fund Annual Expenses
0.18%/1.00%	0.04%/0.50%	0.00%/0.25%	0.38%/7.47%

[1]The surrender charge varies based on the Specified Face Amount and the Insured's age and sex.

2The first number is the minimum surrender charge possible under the Policy. The 0.6257268 represents the charge per $1000 of Specified Face Amount for an Insured female, issue age 20, policy year 9. The second number is the maximum surrender charge possible under the Policy. The 26.840 represents the charge per $1000 of Specified Face Amount for an Insured female, issue age 72, policy year 1.

3A Representative Owner is a male, issue age 45, policy year 1. It is assumed the Owner and the Insured are the same person.

4The cost of insurance charge varies based on individual characteristics, specifically the length of time the Policy has been in force and the Insured's age, sex and rating class. The cost of insurance charge shown may not be representative of the charge that you will pay. You may obtain more information about the particular cost of insurance charge that would apply to you from your sales representative.

5The first number is the current minimum cost of insurance charge possible under the Policy. The 0.03540 represents the per $1000 of Net Amount at Risk charge for an Insured female, preferred, non-tobacco, issue age 20, policy year 20. The second number is the current maximum cost of insurance charge possible under the Policy. The 22.97610 represents the per $1000 of Net Amount at Risk charge for an Insured male, standard, tobacco, current age 99. Issue age does not impact the current maximum cost of insurance charge calculation.

6The first number is the guaranteed minimum cost of insurance charge possible under the Policy. The 0.08751 represents the per $1000 of Net Amount at Risk charge for an Insured female, current age 20. The second number is the guaranteed maximum cost of insurance charge possible under the Policy. The 83.33333 represents the per $1000 of Net Amount at Risk charge for an Insured, current age 99. Issue age does not impact the guaranteed cost of insurance charge calculation. Sex does not impact the guaranteed maximum cost of insurance charge calculation.

7For the current cost of insurance charge calculation, a Representative Owner is a male, preferred, non-tobacco, issue age 45, policy year 1. For the guaranteed cost of insurance charge calculation, a Representative Owner is a male, current age 45. Issue age and rating class do not impact the guaranteed cost of insurance charge calculation. It is assumed the Owner and the Insured are the same person.

8The annual rate is shown in the table. The monthly factor for policy years 1-10 is 0.000500. The monthly factor for policy years 11+ is 0.000083.

9The monthly expense charge based on the Specified Face Amount varies based on individual characteristics, specifically the Insured's age and sex. The monthly expense charge shown may not be representative of the charge that you will pay. You may obtain more information about the particular monthly expense charge that would apply to you from your sales representative.

10The first number is the minimum monthly expense charge per $1000 of Specified Face Amount possible under the Policy. The 0.03 represents the charge for an Insured female, issue age 20. The second number is the maximum monthly expense charge per $1000 of Specified Face Amount possible under the Policy. The 0.70 represents the charge for an Insured male, issue age 75.

11A Representative Owner is a male, issue age 45. It is assumed the Owner and the Insured are the same person.

12The first number is the minimum per $1000 of Accidental Death Benefit charge for the rider. The 0.06 represents the charge for an Insured, issue age 20. The second number is the maximum per $1000 of Accidental Death Benefit charge for the rider. The 0.13 represents the charge for an Insured, issue age 65. Charges vary by issue age only.

13A Representative Owner is issue age 45. It is assumed the Owner and the Insured are the same person.

14The first number is the minimum per $1000 of Policy Net Amount at Risk charge for the rider. The 0.01167 represents the charge for an Insured, issue age 20. The second number is the maximum per $1000 of Policy Net Amount at Risk charge for the rider. The 0.18500 represents the charge for an Insured, issue age 55. Charges vary by issue age only.

15A Representative Owner is issue age 45. It is assumed the Owner and the Insured are the same person.

16The first number is the minimum per $100 of Stipulated Amount charge for the rider. The 0.13833 represents the charge for an Insured male, issue age 20, benefit payable to age 65. The second number is the maximum per $100 of Stipulated Amount charge for the rider. The 0.79167 represents the charge for an Insured male, issue age 55, benefit payable to age 70. Charges vary based on individual characteristics, specifically the Insured's age, sex and duration of payment option.

17A Representative Owner is an Insured male, issue age 45, benefit payable to age 70. It is assumed the Owner and the Insured are the same person.

18The rider charges vary based on the length of time the rider has been in force and the Insured's sex, issue age and rating class.

19The first number is the current minimum per $1000 of Rider Net Amount at Risk charge for the rider. The 0.03540 represents the charge for an Insured female, preferred, non-tobacco, issue age 20, policy year 20. The second number is the current maximum per $1000 of Rider Net Amount at Risk charge for the rider. The 23.41374 represents the charge for an Insured male, standard, tobacco, current age 99.

20The first number is the guaranteed minimum per $1000 of Rider Net Amount at Risk charge for the rider. The 0.08751 represents the charge for an Insured female, current age 20. The second number is the guaranteed maximum per $1000 of Rider Net Amount at Risk charge for the rider. The 83.33333 represents the charge for an Insured, current age 99. Issue age does not impact the guaranteed charge calculations. Sex and rating class do not impact the guaranteed maximum charge calculation.

21For the current charge calculation, a Representative Owner is a male, preferred, non-tobacco, issue age 45, policy year 1. For the guaranteed charge calculation, a Representative Owner is a male, current age 45. Issue age and rating class do not impact the guaranteed cost of insurance calculation. It is assumed the Owner and the Insured are the same person.

UNDERLYING FUND ANNUAL EXPENSES (1)
(as a percentage of Fund net assets)
	Management Fees (After Reimbursement)	Other Expenses (After Reimbursement)(2)	12b-1 or Other Service Fees	Total Fund Annual Expenses (After Reimbursement)(2)
AIM Variable Insurance Funds (Series I)
AIM V.I. Capital Appreciation Fund	0.61%	0.24%		0.85%
AIM V.I. Growth Fund	0.62%	0.26%		0.88%
AIM V.I. Core Equity Fund(7)	0.61%	0.21%		0.82%
AIM V.I. International Growth Fund(7)	0.73%	0.32%		1.05%
AIM V.I. Premier Equity Fund(7)	0.60%	0.25%		0.85%
Alliance Variable Products Series Fund, Inc. (Class B)
Alliance VP Growth and Income Portfolio	0.63%	0.04%	0.25%	0.92%
Alliance VP Technology Portfolio	1.00%	0.08%	0.25%	1.33%
Fidelity Variable Insurance Products Fund (Service Class)
Fidelity VIP ContrafundTM Portfolio(6)	0.58%	0.10%	0.10%	0.78%
Fidelity VIP Growth Portfolio(6)	0.58%	0.10%	0.10%	0.78%
Fidelity VIP Index 500 Portfolio(13)	0.24%	0.22%	0.10%	0.38%[0.56%]
Fidelity VIP Money Market Portfolio	0.18%	0.11%	0.10%	0.39%
Fidelity VIP Overseas Portfolio(6)	0.73%	0.20%	0.10%	1.03%
Goldman Sachs Variable Insurance Trust
Goldman Sachs VIT CORESM U.S. Equity Fund(4)	0.70%	0.11%		0.81%[0.82%]
INVESCO Variable Investment Funds, Inc.
INVESCO VIF-Dynamics Fund(5)	0.75%	0.33%		1.08%
INVESCO VIF Small Company Growth Fund(5)	0.75%	0.50%		1.25%[1.29%]
MFS/Sun Life Series Trust (Initial Class)
Capital Appreciation Series	0.73%	0.05%		0.78%
Emerging Growth Series(14)	0.70%	0.06%		0.76%
Government Securities Series	0.55%	0.07%		0.62%
High Yield Series	0.75%	0.09%		0.84%
Massachusetts Investors Growth Stock Series(14)	0.75%	0.07%		0.82%
Massachusetts Investors Trust Series	0.55%	0.05%		0.60%
New Discovery Series	0.90%	0.07%		0.97%
Total Return Series	0.65%	0.05%		0.70%
Utilities Series	0.71%	0.07%		0.78%
PIMCO Variable Insurance Trust (Administrative Class)
PIMCO Emerging Markets Bond Portfolio(3)(15)	0.45%	0.40%	0.15%	1.00%[1.28%]
PIMCO High Yield Portfolio(3)(16)	0.25%	0.35%	0.15%	0.75%[0.76%]
PIMCO Real Return Portfolio(3)(17)	0.25%	0.26%	0.15%	0.66%[0.67%]
PIMCO Total Return Portfolio(3)(16)	0.25%	0.25%	0.15%	0.65%[0.66%]
Scudder VIT Funds (Class B Shares)
Scudder VIT EAFE® Equity Index Fund(18)	0.45%	0.20%	0.25%	0.90%[1.05%]
Scudder VIT Small Cap Index Fund(18)	0.35%	0.10%	0.25%	0.70%[0.88%]
Sun Capital Advisers TrustSM
SCSM Alger Growth Fund(8)	0.75%	0.15%		0.90%[5.00%]
SCSM Alger Income & Growth Fund(8)	0.62%	0.18%		0.80%[5.00%]
SCSM Alger Small Capitalization Fund(8)	0.85%	0.15%		1.00%[5.00%]
SCSM Davis Financial Fund(8)(9)	0.75%	0.15%		0.90%[2.72%]
SCSM Davis Venture Value Fund(8)(9)	0.75%	0.15%		0.90%[1.28%]
SCSM Neuberger Berman Mid Cap Growth Fund(8)(10)	0.95%	0.15%		1.10%[5.84%]
SCSM Neuberger Berman Mid Cap Value Fund(8)(10)	0.95%	0.15%		1.10%[7.47%]
SCSM Value Equity Fund(8)(11)	0.80%	0.10%		0.90%[3.97%]
SCSM Value Managed Fund(8)(11)	0.80%	0.10%		0.90%[4.68%]
SCSM Value Mid Cap Fund(8)(11)	0.80%	0.20%		1.00%[1.70%]
SCSM Value Small Cap Fund(8)(11)	0.80%	0.20%		1.00%[2.06%]
SCSM Blue Chip Mid Cap Fund(8)(12)	0.80%	0.20%		1.00%[1.26%]
SCSM Investors Foundation Fund(8)(12)	0.75%	0.15%		0.90%[3.34%]
SCSM Select Equity Fund(8)(12)	0.75%	0.15%		0.90%[1.50%]
Sun CapitalSM All Cap Fund	0.70%	0.20%		0.90%[5.00%]
Sun Capital Investment Grade Bond Fund(R)(8)	0.60%	0.15%		0.75%[0.95%]
Sun Capital Real Estate Fund(R)(8)	0.95%	0.30%		1.25%[1.68%]
Franklin Templeton Variable Insurance Products Trust (Class 2)
Templeton Foreign Securities Fund(19)	0.69%	0.21%	0.25%	1.15%[1.16%]
Templeton Growth Securities Fund(20)	0.80%	0.05%	0.25%	1.10%
Notes (1) (2) (3) (4)

The information relating to Fund expenses was provided by the Funds and we have not independently verified it. You should consult the Fund prospectuses for more information about Fund expenses.

All expense figures are shown after expense reimbursements or waivers, except for the bracketed figures which show what the expense figures would have been absent reimbursement. All expense figures are based on actual expenses for the fiscal year ended December 31, 2001, except that the expense figures shown for PIMCO Emerging Markets Bond Portfolio, Scudder VIT EAFE® Equity Index Fund, Scudder VIT Small Cap Index Fund, SCSM Alger Growth Fund, SCSM Alger Income & Growth Fund, SCSM Alger Small Capitalization Fund and Sun Capital All Cap FundSM are estimates for the year 2002. No actual expense figures are shown for these Funds because the PIMCO Emerging Markets Bond Portfolio commenced operations in September, 2002, the Scudder Funds commenced operations on April 30, 2002 and the otherseach of them commenced operations in either April or May of 2002. and, tTherefore, they havehas less than ten10 months of investment experience.

PIMCO has contractually agreed to reduce Total Fund Annual Expenses to the extent such expenses, due to the payment of organization expenses and Trustees' fees, would exceed a certain percentage per annum of such Portfolio's average daily net assets. See Table below. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

     PIMCO Emerging Markets Bond Portfolio 1.00%

     PIMCO High Yield Portfolio 0.75%

     PIMCO Real Return Portfolio 0.65%

     PIMCO Total Return Portfolio 0.65%Unless otherwise specified, allocations to Alger American Growth Fund, Alger American Income & Growth Fund and Alger American Small Capitalization Fund received on or after May 1, 2002 will be directed to SCSM Alger Growth Fund, SCSM Alger Income & Growth Fund and SCSM Alger Small Capitalization Fund respectively.

The investment advisers to the following Goldman Sachs VIT Funds hasve voluntarily agreed to reduce or limit certain "Other Expenses" of such Funds (excluding management fees, taxes, interest, and brokerage fees, litigation, indemnification and other extraordinary expenses) to the extent such expenses exceed a certain percentage per annum of such Fund's' average daily net assets:

	Goldman Sachs VIT CORESM U.S. Equity Fund	0.20%

(5) (6) (7) (8) (9) (10) (11) (12) (13) (14)

Fee waivers and expense reimbursements for the Goldman Sachs VIT Funds may be discontinued at any time.

The INVESCO VIF-Dynamics and INVESCO VIF Small Company Growth Funds' actual "Other Fund Expenses" and "Total Annual Fund Expenses" were lower than the figures shown because their custodian fees were reduced under an expense offset arrangement.

Actual annual operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time.

Effective May 1, 2002, the following funds' names will changed from AIM V.I. Growth and Income, AIM V.I. International Equity and AIM V.I. Value Fund to AIM V.I. Core Equity Fund, AIM V.I. International Growth Fund and AIM V.I. Premium Equity Fund, respectively.

For the year ended December 31, 2001, the investment adviser waived all investment advisory fees of all Funds other than Sun Capital Investment Grade Bond Fund(R), Sun Capital Real Estate Fund(R), SCSM Davis Venture Value Fund, SCSM Value Mid Cap Fund, SCSM Blue Chip Mid Cap Fund and SCSM Select Equity Fund for which the investment adviser waived a portion of its fees. Fee waivers and expense reimbursements for the Sun Capital Adviser Trust Funds may be discontinued at any time. To the extent that the expense ratio of any Fund in the Sun Capital Advisers Trust falls below the Fund's expense limit, the Fund's adviser reserves the right to be reimbursed for management fees waived and Fund expenses paid by it during the prior two years.

Sun Life Assurance Company of Canada (U.S.) ("Sun Life U.S.") has applied to the Securities and Exchange Commission for an order approving the substitution of shares of the SCSM Alger Funds and SCSM Value Funds for shares of certain other mutual funds held by Sun Life U.S. separate accounts that issue variable annuity and variable life insurance products. If the order is granted, the adviser will contractually limit its management fee and reimburse the nonmanagement expenses of the SCSM Alger Funds and the SCSM Value Funds for a period of two years from the date of the substitution.

The management fee for each of the SCSM Davis Funds decreases to 0.70% as the daily net assets of each Fund exceed $500 million.

The management fee for each of the SCSM Neuberger Berman Funds decreases to 0.90% as the daily net assets of the Funds exceed $750 million.

The management fees for each of the SCSM Value Funds decreases to 0.75% as the daily net assets of each Fund exceed $400 million, and decreases to 0.70% as the daily net assets of each Fund exceed $800 million.

The management fees for each of the SCSM Blue Chip Mid Cap Fund, the SCSM Investors Foundation Fund and the SCSM Select Equity Fund decreases to 0.75%, 0.70% and 0.70% respectively, as the daily net assets of each Fund exceed $300 million.

The fund's manager has voluntarily agreed to reimburse the class to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions and extraordinary expenses) exceed 0.38%. This arrangement can be discontinued by the fund's manager at any time. Including this reimbursement, the management fee, other expenses and total annual expenses in 2001 were 0.24%, 0.04% and 0.38%, respectively.

Each Fund has an expense offset arrangement which reduces the Fund's custodian fee based upon the amount of cash maintained by the Fund with is custodian and dividend disbursing agent. Each Fund may enter into such other arrangements and directed brokerage arrangements (which would also have the effect of reducing the Fund's expenses). Any such fee reductions are not reflected under "Other Fund Expenses" in the table. Had these fee reimbursements been taken into account, "Total Annual Fund Expenses" for certain of the Funds would be as follows:

Emerging Growth Series 0.75%

Massachusetts Investors Growth Stock Series 0.81%

(15) (16) (17) (18) (19) (20)

"Other Expenses" reflect a 0.40% administrative fee and 0.28% representing the estimated organizational expenses and pro rata Trustees' fees.

For PIMCO High Yield Portfolio and PIMCO Total Return Portfolio, "Other Expenses" reflect an administrative fee of 0.35% and 0.25%, respectively, and 0.01% representing the pro rata Trustees' fees.

"Other Expenses" reflect a 0.25% administrative fee, 0.01% representing the pro rata Trustees' fees and 0.01% interest expense. Interest expense is generally incurred as a result of investment management activities. The ratio of net expenses to average net assets excluding interest expense is 0.65%.

The investment advisor, Deutsche Asset Management, Inc. has voluntarily agreed to waive a portion of its management fee and reimburse certain expenses. These waivers and reimbursements may be discontinued at any time.

The manager has agreed in advance to reduce its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. This reduction is required by the Fund's Board of Trustees and an order of the Securities and Exchange Commission.

The Fund administration fee is paid indirectly through the management fee.

What If Charges and Deductions Exceed Cash Surrender Value?
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Unless the no-lapse guarantee applies, your Policy will terminate if your Cash Surrender Value at the beginning of any Policy Month is less than the charges and deductions then due.

We will send you notice and allow you a 61 day Grace Period.

If, within the Grace Period, you do not make a premium payment sufficient to cover all accrued and unpaid charges and deductions, your Policy will terminate at the end of the Grace Period without further notice.

Sun Life Assurance Company of Canada (U.S.)

We are a stock life insurance company incorporated under the laws of Delaware on January 12, 1970. Our executive office mailing address is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. We do business in 50 states and the District of Columbia and we have an insurance company subsidiary that does business in New York. We are an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada ("Sun Life (Canada)"). We issue individual and group life insurance policies and annuity contracts.

Sun Life (Canada) completed its demutualization on March 22, 2000. As a result of the demutualization, a new holding company, Sun Life Financial Services of Canada, Inc. ("Sun Life Financial"), is now the ultimate parent of Sun Life (Canada) and the Company. Sun Life Financial, a corporation organized in Canada, is a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York, London and Manila stock exchanges.

The Variable Account

We established Sun Life of Canada (U.S.) Variable Account I in accordance with Delaware law on December 1, 1998. The Variable Account may also be used to fund benefits payable under other life insurance policies issued by us.

We own the assets of the Variable Account. The income, gains or losses, realized or unrealized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to our other income, gains or losses.

We will at all times maintain assets in the Variable Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all policies participating in the Variable Account. The assets of the Variable Account are insulated from our general liabilities and may not be charged with our liabilities from our other business. Our obligations under those policies are, however, our general corporate obligations.

The Variable Account is registered with the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust. Registration under the 1940 Act does not involve any supervision by the SEC of the management or investment practices or policies of the Variable Account.

The Variable Account is divided into 45 Sub-Accounts. Each Sub-Account invests exclusively in shares of a corresponding investment portfolio of a registered investment company (commonly known as a mutual fund). We may in the future add new or delete existing Sub-Accounts. The income, gains or losses, realized or unrealized, from assets allocated to each Sub-Account are credited to or charged against that Sub-Account without regard to the other income, gains or losses of the other Sub-Accounts. All amounts allocated to a Sub-Account will be used to purchase shares of the corresponding mutual fund. The Sub-Accounts will at all times be fully invested in mutual fund shares. The Variable Account may contain certain sub-accounts which are not available under the Policy.

The Funds

The Policy offers a number of Fund options, which are briefly discussed below. Each Fund is a mutual fund registered under the Investment Company Act of 1940, or a separate series of shares of such a mutual fund. More comprehensive information, including a discussion of potential risks, is found in the current prospectuses for the Funds (the "Fund Prospectuses"). The Fund Prospectuses should be read in connection with this prospectus. A copy of each Fund Prospectus may be obtained without charge by calling (800) 700-6554, or writing to Sun Life Assurance Company of Canada (U.S.), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

The Funds currently available are:

AIM Variable Insurance Funds (advised by AIM Advisors, Inc.)

     AIM V.I. Capital Appreciation Fund seeks growth of capital by investing principally in common stocks of companies which the Fund's portfolio managers believe are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth.

     AIM V.I. Growth Fund seeks to achieve growth of capital primarily by investing in seasoned and better-capitalized companies considered to have strong earnings momentum.

     AIM V.I. Core Equity Fund seeks to achieve growth of capital with a secondary objective of current income.

     AIM V.I. International GrowthEquity Fund seeks to achieve long-term growth of capital by investing in a diversified portfolio of international equity securities whose issuers are considered to have strong earnings momentum.

     AIM V.I. Premier Equity Fund seeks long-term growth of capital with a secondary objective of current income.

The Alger American Fund (advised by Fred Alger Management, Inc.)

     Alger American Growth Portfolio seeks long-term capital appreciation by investing primarily in equity securities of companies with market capitalizations of $1 billion or more.

     Alger American Income & Growth Portfolio seeks primarily to provide a high level of dividend income by investing in dividend paying equity securities. Capital appreciation is a secondary objective.

     Alger American Small Capitalization Portfolio seeks long-term capital appreciation by investing primarily in the equity securities of small companies with market capitalizations within the range of the Russell® 2000 Growth Index or the S&P® SmallCap 600 Index.

Alliance Variable Products Series Fund, Inc. (advised by Alliance Capital Management L.P.)

     Alliance VP Growth and Income Portfolio seeks to provide reasonable current income and reasonable opportunities for appreciation by investing primarily in dividend-paying common stocks of good quality.

     Alliance VP Technology Portfolio seeks growth of capital and invests for capital appreciation, and only incidentally for current income. The Portfolio invests primarily in securities of companies expected to benefit from technological advances and improvements.

Fidelity Variable Insurance Products Funds (advised by Fidelity Management & Research Company. Fidelity, Fidelity Investments and Contrafund are registered trademarks of FMR Corp.)

     VIP Contrafund(R) Portfolio seeks long-term capital appreciation by investing primarily in common stocks of companies whose stocks are undervalued by the market.

     VIP Growth Portfolio seeks to achieve capital appreciation by investing primarily in common stocks of companies with above-average growth potential.

     VIP Index 500 Portfolio seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500.

     VIP Money Market Portfolio seeks as high a level of current income as is consistent with preservation of capital and liquidity.

     VIP Overseas Portfolio seeks long-term growth of capital by investing primarily in common stocks of foreign issuers.

Goldman Sachs Variable Insurance Trust (advised by Goldman Sachs Asset Management, a unit of the Investment Management Division of Goldman, Sachs & Co. ("Goldman Sachs")).

     Goldman Sachs VIT CORESM Large Cap Growth Fund seeks long-term growth of capital by investing in a broadly diversified portfolio of equity securities of large cap U.S. issuers that are expected to have better prospects for earnings growth than the growth rate of the general domestic economy. Dividend income is a secondary consideration.

     Goldman Sachs VIT CORESM U.S. Equity Fund seeks long-term growth of capital and dividend income by investing in a broadly diversified portfolio of large cap and blue chip equity securities representing all major sectors of the U.S. economy.

INVESCO Variable Investment Funds, Inc. (advised by INVESCO Funds Group, Inc.)

     INVESCO VIF-Dynamics Fund seeks to achieve growth of capital by investing primarily in common stocks of companies with market capitalizations between $2 billion and $15 billion at the time of purchase.

     INVESCO VIF Small Company Growth Fund seeks to achieve growth of capital by investing primarily in equity securities of companies with market capitalizations under $2 billion at the time of purchase.

MFS/Sun Life Series Trust (advised by Massachusetts Financial Services Company, an affiliate of the Company)

     Capital Appreciation Series will seek to maximize capital appreciation by investing in securities of all types, with major emphasis on common stocks.

     Emerging Growth Series will seek long-term growth of capital.

     Government Securities Series will seek current income and preservation of capital by investing in U.S. Government and U.S. Government-related Securities.

     High Yield Series will seek high current income and capital appreciation by investing primarily in certain low rated or unrated fixed income securities (possibly with equity features) of U.S. and foreign issuers.

     Massachusetts Investors Growth Stock Series will seek to provide long-term growth of capital and future income rather than current income.

     Massachusetts Investors Trust Series will seek long-term growth of capital with a secondary objective to seek reasonable current income.

     New Discovery Series will seek capital appreciation.

     Total Return Series will mainly seek to obtain above-average income (compared to a portfolio entirely invested in equity securities) consistent with prudent employment of capital; its secondary objective is to take advantage of opportunities for growth of capital and income since many securities offering a better than average yield may also possess growth potential.

     Utilities Series will seek capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing under normal market conditions, at least 65% of its assets in equity and debt securities of both domestic and foreign companies in the utilities industry.

PIMCO Variable Insurance Trust (advised by Pacific Investment Management Company LLC ("PIMCO"))

     PIMCO Emerging Markets Bond Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in Fixed Income Instruments of issuers that economically are tied to countries with emerging securities markets. Such securities may be denominated in non-U.S. currencies and the U.S. dollar.

     PIMCO High Yield Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a diversified portfolio of high yield securities ("junk bonds") rated below investment grade but rated at least B by Moody's or S&P, or, if unrated, determined by PIMCO to be of comparable quality.

     PIMCO Real Return Portfolio seeks maximum total return, consistent with preservation of real capital and prudent investment management. The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 65% of its assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or government-sponsored enterprises and corporations.

     PIMCO Total Return Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 65% of its assets in a diversified portfolio of Fixed Income Instruments of varying maturities. The average portfolio duration of this Portfolio normally varies within a three to six year time frame based on PIMCO's forecast for interest rates.

Scudder VIT Funds (advised by Deutsche Asset Management, Inc.)

     Scudder VIT EAFE® Equity Index Fund seeks to replicate, as closely as possible, before expenses, the performance of the Morgan Stanley Capital International (MSCI) EAFE Index (EAFE Index), which emphasizes stocks of companies in major markets in Europe, Australasia and the Far East.

     Scudder VIT Small Cap Index Fund seeks to replicate, as closely as possible, before expenses, the performance of the Russell 2000 Small Stock Index (the Russell 2000 Index), which emphasizes stocks of small U.S. companies.

Sun Capital Advisers TrustSM (advised by Sun Capital Advisers, Inc., an affiliate of the Company; Fred Alger Management, Inc. serves as subadviser to the SCSM Alger Growth Fund, SCSM Alger Income & Growth Fund and SCSM Alger Small Capitalization Fund; Davis Select Advisers, L.P., serves as investment sub-adviser to SCSM Davis Financial Fund and SCSM Davis Venture Value Fund; Neuberger Berman Management, Inc. serves as sub-adviser to SCSM Neuberger Berman Mid Cap Growth Fund and SCSM Neuberger Berman Mid Cap Value Fund; OpCap Advisors serves as investment subadviser to SCSM Value Equity Fund, SCSM Value Managed Fund, SCSM Value Mid Cap Fund and SCSM Value Small Cap Fund; Wellington Management Company, LLP, serves as investment subadviser to SCSM Blue Chip Mid Cap Fund, SCSM Investors Foundation Fund and SCSM Select Equity Fund.)

     Sun CapitalSM All Cap Fund seeks long-term capital growth by investing primarily in equity securities of U.S. companies.

     Sun Capital Investment Grade Bond Fund(R) seeks high current income consistent with relative stability of principal by investing at least 80% of its net assets in investment grade bonds. The Fund may invest up to 20% of its assets in lower rated or unrated bonds (also known as high yield or junk bonds).

     Sun Capital Real Estate Fund(R) primarily seeks long-term capital growth and, secondarily, seeks current income and growth of income. The Fund invests at least 80% of its net assets in securities of real estate investment trusts and other real estate companies.

     SCSM Alger Growth Fund seeks long-term capital appreciation by investing primarily in equity securities of U.S. large capitalization companies.

     SCSM Alger Income & Growth Fund primarily seeks a high level of dividend income and secondarily seeks capital appreciation by investing primarily in dividend paying equity securities.

     SCSM Alger Small Capitalization Fund seeks long-term capital appreciation by investing primarily in U.S. companies with market capitalizations within the range represented by the Russell 2000 Growth Index or the S&P SmallCap 600 Index.

     SCSM Davis Financial Fund seeks growth of capital by investing primarily in the common stock of financial services companies.

     SCSM Davis Venture Value Fund seeks growth of capital by investing primarily in the common stock of U.S. companies with market capitalizations of at least $5 billion.

     SCSM Neuberger Berman Mid Cap Growth Fund seeks growth of capital by investing primarily in equity securities of companies with market capitalizations within the range represented by the Russell Midcap Index at the time of purchase. The Fund's subadviser targets already successful companies that could be even more so.

     SCSM Neuberger Berman Mid Cap Value Fund seeks growth of capital by investing primarily in equity securities of companies with market capitalizations within the range represented by the Russell Midcap Index at the time of purchase. The Fund's subadviser looks for well-managed companies whose stock prices are undervalued.

     SCSM Value Equity Fund seeks long-term capital appreciation by investing primarily in a diversified portfolio of equity securities listed on the New York Stock Exchange.

     SCSM Value Managed Fund seeks growth of capital over time by investing primarily in a portfolio consisting of common stocks, fixed income securities, and cash equivalents. The subadviser will vary the allocation depending on its assessments of the relative values of such investments.

     SCSM Value Mid Cap Fund seeks long-term capital appreciation by investing primarily in equity securities of companies with market capitalizations of between $500 million and $8 billion at time of purchase.

     SCSM Value Small Cap Fund seeks capital appreciation by investing primarily in a diversified portfolio of equity securities of companies with market capitalizations of under $2 billion at time of purchase.

     SCSM Blue Chip Mid Cap Fund seeks long-term capital growth by investing primarily in common stocks and other equity securities of U.S. companies with market capitalizations within the range represented by the Standard & Poor's Mid Cap 400 Index.

     SCSM Investors Foundation Fund seeks long-term capital growth by investing primarily in a diversified portfolio of common stocks and other equity securities of U.S. companies with market capitalizations generally within the range represented by the Standard & Poor's 500 Index. Investments are selected using a combination of fundamental analysis and quantitative tools.

     SCSM Select Equity Fund seeks long-term capital growth by investing in 20 to 40 common stocks and other equity securities of large capitalization U.S. companies selected primarily from the Standard & Poor's 500 Index.

Franklin Templeton Variable Insurance Products Trust (managed by Templeton Investment Counsel, LLC ("TIC"), except for the Templeton Growth Securities Fund, which is managed by Templeton Global Advisors Limited ("TGAL"))

     Templeton Foreign Securities Fund seeks long term capital growth. Under normal market conditions, the Fund will invest at least 80% of its net assets in investments of issuers located outside the U.S., including those in emerging markets.

     Templeton Growth Securities Fund seeks long term capital growth. Under normal market conditions, the Fund will invest at least 65% of its total assets in the equity securities of companies located anywhere in the world, including those in the U.S. and emerging markets.

Although the investment objectives and policies of the Funds may be similar to those of other mutual funds managed by the Funds' investment advisers, the investment results of the Funds can differ significantly from those of such other mutual funds.

Some of the Funds' investment advisers may compensate us for administering the Funds as investment options under the Policy. Such compensation is paid from advisers' assets.

The Funds may also be available to separate accounts offering variable annuity and variable life products of other affiliated and unaffiliated insurance companies, as well as our other separate accounts. Although we do not anticipate any disadvantages in this, there is a possibility that a material conflict may arise between the interests of the Variable Account and one or more of the other separate accounts participating in the Funds. A conflict may occur due to a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of policyowners and those of other companies, or some other reason. In the event of conflict, we will take any steps necessary to protect policyowners, including withdrawal of the Variable Account from participation in the Funds which are involved in the conflict or substitution of shares of other Funds.

Fees and Expenses of the Funds

Fund shares are purchased at net asset value, which reflects the deduction of investment management fees and certain other expenses. The management fees are charged by each Fund's investment adviser for managing the Fund and selecting its portfolio of securities. Other Fund expenses can include such items as interest expense on loans and contracts with transfer agents, custodians and other companies that provide services to the Fund.

The Fund expenses are assessed at the Fund level and are not direct charges against Variable Account assets or reductions from Cash Values. These expenses are taken into consideration in computing each Fund's net asset value, which is the share price used to calculate the Unit Values of the Variable Account. Thus, you indirectly bear the fees and expenses of the Funds you select. The table presented earliercontained in the front part of this prospectus shows annual expenses paid by the Funds as a percentage of average net assets.

The management fees and other expenses of the Funds are more fully described in the Fund Prospectuses. The information relating to the Fund expenses was provided by the Fund and was not independently verified by us.

Our General Account

Our general account consists of all of our assets other than those in our variable separate accounts. Subject to applicable law, we have sole discretion over the investment of our general account assets.

The Fixed Account Option is not a security and the general account is not an investment company. Interests in our general account offered through the Fixed Account Option have not been registered under the Securities Act of 1933 and our general account has not been registered as an investment company under the Investment Company Act of 1940.

You may allocate net premiums to the Fixed Account Option and may transfer a portion of your investments in the Sub-Accounts to the Fixed Account Option. You may also transfer a portion of your investment in the Fixed Account Option to any of the variable Sub-Accounts. Transfers may be subject to certain restrictions.

An investment in the Fixed Account Option does not entitle you to share in the investment experience of our general account. Instead, we guarantee that your fixed account investment will accrue interest daily at an effective annual rate of at least 3%, without regard to the actual investment experience of our general account. We may, at our sole discretion, credit a higher rate of interest, but are not obligated to do so.

Investment Programs

Dollar Cost Averaging. You may select, at no extra charge, a dollar cost averaging program by allocating a minimum of $5,000 to a Sub-Account designated by us. Each month or quarter, a level amount will be transferred automatically, at no cost, to one or more Sub-Accounts chosen by you, up to a maximum of twelve. The program continues until your Account Value allocated to the program is depleted or you elect to stop the program.

The main objective of a dollar cost averaging program is to minimize the impact of short-term price fluctuations. Since the same dollar amount is transferred to other available Sub-Accounts at set intervals, dollar cost averaging allows you to purchase more Units (and, indirectly, more Fund shares) when prices are low and fewer Units (and, indirectly, fewer Fund shares) when prices are high. Therefore, a lower average cost per Unit may be achieved over the long-term. A dollar cost averaging program allows you to take advantage of market fluctuations. However, it is important to understand that a dollar cost averaging program does not assure a profit or protect against loss in a declining market.

Asset Rebalancing. Once your money has been allocated among the Investment Options, the earnings may cause the percentage invested in each Investment Option to differ from your allocation instructions. You can direct us to automatically rebalance theyour policy among your Sub-Accounts to return to your allocation percentages by selecting our asset rebalancing program. The rebalancing will be on a calendar quarter, semi-annual or annual basis, depending on your instructions. The minimum amount of each rebalancing is $1,000.

There is no charge for asset rebalancing. In addition, rebalancing will not be counted against any limit we may place on your number of transfers in a Policy Year. You may not select dollar cost averaging and asset rebalancing at the same time. We reserve the right to modify, suspend or terminate this program at anytime. We also reserve the right to waive the $1,000 minimum amount for asset rebalancing.

Asset Allocation. One or more asset allocation investment programs may be made available in connection with theyour Policy, at no extra charge. An asset allocation program provides for the allocation of your Account Value among the available investment options. These programs will be fully described in a separate brochure. You may elect to enter into an asset allocation investment program under the terms and conditions described in the brochure.

About the Policy

Policy Application, Issuance and Initial Premium

To purchase a Policy, you must first submit an application to our Principal Office. We may then follow certain underwriting procedures designed to determine the insurability of the proposed Insured. We offer the Policy on a regular (medical) underwriting basis and simplified underwriting basis. Weand may require medical examinations and further information before the proposed application is approved. Simplified underwriting is available to certain groups of Insureds, with all Insureds meeting certain other underwriting requirements. We must pre-approve any simplified underwriting arrangement. Proposed Insureds must be acceptable risks based on our underwriting limits and standards. A Policy cannot be issued until the underwriting process has been completed to our satisfaction. We reserve the right to reject an application that does not meet our underwriting requirements or to apply extra charges for the underwriting classification for an Insured which will result in increased Monthly Cost of Insurance charges.

You must specify certain information in the application, including the Specified Face Amount, the death benefit option and supplemental benefits, if any. The Specified Face Amount generally may not be decreased below $100,000-the "Minimum Specified Face Amount."

While your application is being reviewed, we may make available to you temporary life insurance coverage if you have signed a Policy Application and, at that same time, submitted a separate signed application for temporary coverage and made an advance payment. The temporary coverage, if available, begins on the date that separate application for it is signed, has a maximum amount and is subject to other conditions.

Pending approval of your application, any advance payments will be held in our general account. Upon approval of the application, we will issue to you a Policy on the life of the Insured. The Issue Date is the date we produce theyour Policy on our system and is specified in theyour Policy. A specified minimum Initial Premium is due and payable as of the Issue Date of the Policy. The Effective Date of Coverage for theyour Policy will be the later of-

o o	the Issue Date, or the date a premium is paid equal to or in excess of the specified Initial Premium..

If an application is not approved, we will promptly return all advance payments to you.

Right of Return Period

If you are not satisfied with your the Policy, it may be returned by delivering or mailing it to our Principal Office or to the representative from whom the Policy was purchased within 10 days from the date of receipt of theyour Policy (the "Right of Return Period"). A longer period may apply in some states.

A Policy returned under this provision will be deemed void. You will receive a refund equal to the sum of all premium payments made, if the Policy indicates this is your rightrequired by applicable state insurance law; otherwise, your refund will equal the sum of-

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the difference between any premium payments made, including fees and charges, and the amounts allocated to the Variable Account;

the value of the amounts allocated to the Variable Account on the date the cancellation request is received by us at our Principal Office; and

any fees or charges imposed on amounts allocated to the Variable Account.

Unless the Policy indicates you are entitled under applicable law to receive a full refund of premiums paid, we will allocate net premium payments to the Investment Options in accordance with your allocation instructions. You bear all of the investment risk during the Right of Return Period.

If the Policy indicates you are entitled under applicable law to receive a full refund of premiums paid, we will allocate the net premium payments to the money market Sub-Account or to our general account, whichever we specify in theyour Policy. Upon expiration of the number of days in the Right of Return Period, as measured from the Issue Date, plus five days, the Account Value in that Sub-Account or in the general account, as applicable, will be transferred to the Investment Options in accordance with your allocation instructions.

Policies delivered in Connecticut, Maryland and North Carolina only. During the first eighteen months (twenty-four months in North Carolina), the Policy is in force, You may exchange it for a flexible premium adjustable life insurance policy issued by Us or an affiliate, the benefits of which do not vary with the investment performance of a separate account. The Account Value of the Policy will be transferred to the new policy. We will not require evidence of insurability for the exchange. To effect an exchange, You must give Us written notice at Our Principal Office within this eighteen-month (or twenty-four month) period.

Premium Payments

All premium payments must be made payable to Sun Life Assurance Company of Canada (U.S.) and mailed to our Principal Office. The Initial Premium will be due and payable as of your the Policy's Issue Date. The minimum Initial Premium is, generally, 25% of twelve Minimum Monthly Premiums. Additional premium payments may be paid to us subject to the limitations described below.

Premium. We reserve the right to limit the number of premium payments we accept in a year. No premium payment may be less than $50 without our consent, although we will accept a smaller premium payment if necessary to keep theyour Policy in force. We reserve the right not to accept a premium payment that causes the death benefit to increase by an amount that exceeds the premium received. Evidence of insurability satisfactory to us may be required before we accept any such premium.

We will not accept premium payments that would, in our opinion, cause theyour Policy to fail to qualify as life insurance under applicable federal tax law. If a premium payment is made in excess of these limits, we will accept only that portion of the premium within those limits, and will refund the remainder to you.

After the policy anniversary on which the Insured is Attained Age 100, we will not accept any more premium payments for the Policy.

Net Premiums. The net premium is the amount you pay as the premium less the Expense Charges Applied to Premium.

Allocation of Net Premium. Except as otherwise described herein, net premium will be allocated in accordance with your allocation percentages. You must allocate at least 1% of net premium to any Investment Option you choose. Percentages must be in whole numbers. We reserve the right to limit the number of Investment Options to which you may allocate your Account Value to not more than 20 Investment Options.

You may change your allocation percentages at any time by telephone or written request to our Principal Office. Telephone requests will be honored only if we have a properly completed telephone authorization form for you on file. We, our affiliates and the representative from whom you purchased theyour Policy will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. We will use reasonable procedures to confirm that instructions communicated by telephone are genuine. You will be required to identify yourself by name and a personal identification number for transactions initiated by telephone. An allocation change will be effective as of the date we accept receipt of the request for that change.

Planned Periodic Premiums. While you are not required to make additional premium payments according to a fixed schedule, you may select a planned periodic premium schedule and corresponding billing period, subject to our limits. We will send you reminder notices for the planned periodic premium at each billing period as specified in theyour Policy, unless reminder notices have been suspended as described below. You are not required, however, to pay the planned periodic premium; you may increase or decrease the planned periodic premium subject to our limits, and you may skip a planned payment or make unscheduled payments. You may change your planned payment schedule or the billing period, subject to our approval. Depending on the investment performance of the Sub-Accounts you select, the planned periodic premium may not be sufficient to keep theyour Policy in force, and you may need to change your planned payment schedule or make additional payments in order to prevent termination of theyour Policy. We will suspend reminder notices at your written request, and we reserve the right to suspend reminder notices if premiums are not being paid (except for notices in connection with the grace period). We will notify you prior to suspending reminder notices.

Death Benefit

If your the Policy is in force at the time of the Insured's death, we will pay the beneficiary an amount based on the death benefit option in effect once we have received Due Proof of the Insured's death. The amount payable will be:

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the amount of the selected death benefit option, plus

any amounts payable under any supplemental benefits added to theyour Policy, minus the value of any Policy Debt on the date of the Insured's death, minus any overdue monthly deductions if death occurs during a grace period.

We will pay this amount to the beneficiary in one lump sum, unless we and the beneficiary agree on another form of settlement.

You may select between two death benefit options. You may change the death benefit option after the first Policy Year.

Option A. Under this option, the death benefit is-

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the Policy's Specified Face Amount on the date of the Insured's death; or, if greater,

the Policy's Account Value on the date of death multiplied by the applicable percentage shown in the table set forth in Appendix B.

This death benefit option should be selected if you want the death benefit to remain level over time. Option B. Under this option, the death benefit is-
o o

the sum of the Specified Face Amount and Account Value of the Policy on the date of the Insured's death; or, if greater,

the Policy's Account Value on the date of death multiplied by the applicable percentage shown in the table set forth in Appendix B.

This death benefit option should be selected if you want your death benefit to change with theyour Policy's Account Value.

If you change from Option B to Option A, the Specified Face Amount will be increased by an amount equal to the Policy's Account Value on the effective date of change. If you change from Option A to Option B, the Specified Face Amount will be decreased by an amount equal to the Policy's Account Value on the effective date of the change.

Changes in Specified Face Amount

You may increase or decrease the Specified Face Amount of theyour Policy within certain limits.

Minimum Changes. Each increase in the Specified Face Amount must be at least $50,000. We reserve the right to change the minimum amount by which you may change the Specified Face Amount.

Increases. After the first policy anniversary, you may request an increase in the Specified Face Amount. You must provide satisfactory evidence of the Insured's insurability. Once requested, an increase will become effective at the next policy anniversary following our approval of your request. The Policy does not allow for an increase if the Insured's Attained Age is greater than 80 on the effective date of the increase.

Decreases. The Specified Face Amount can be decreased after the fourth policy anniversary. A decrease will become effective at the beginning of the next Policy Month following our approval of your request. The Specified Face Amount after the decrease must be at least $100,000. Surrender charges will apply to decreases in the Specified Face Amount during the surrender charge period except for decreases in the Specified Face Amount resulting from a change in the death benefit option or a partial withdrawal.

For purposes of determining surrender charges and later cost of insurance charges, we will apply a decrease in Specified Face Amount in the following order-

o o o	first, to the most recent increase; second, to the next most recent increases, in reverse chronological order; and finally, to the initial Specified Face Amount.
Accessing Your Account Value

Surrenders and Surrender Charges

You may surrender theyour Policy for its Cash Surrender Value at any time while the Insured is living. If you do, the insurance coverage and all other benefits under the Policy will terminate. If you surrender your the Policy and receive its Cash Surrender Value, you may incur surrender charges, taxes and tax penalties.

Cash Surrender Value is theyour Policy's Account Value less the sum of-

o o	the outstanding balance of any Policy Debt; and any surrender charges.

We will deduct surrender charges from your Account Value if you surrender theyour Policy or request a decrease in the Specified Face Amount during the surrender charge period. There are separate surrender charges for the initial Specified Face Amount and any increase in the Specified Face Amount you request. The surrender charge period will start on theyour Policy's Issue Date and on the effective date for the increase, respectively.

We will determine your Cash Surrender Value at the next close of business on the New York Stock Exchange after we receive your written request for surrender at our Principal Office.

If you surrender your the Policy in the first 9 years or within the first 9 years after an increase in the Specified Face Amount, we will apply a surrender charge to the initial Specified Face Amount and to each increase in the Specified Face Amount other than an increase resulting from a change in the death benefit option. The surrender charge will be calculated separately for the initial Specified Face Amount and each increase in the Specified Face Amount. The surrender charge will be an amount based on certain factors, including the Policy's Specified Face Amount and the Insured's age and, sex and rating class.

The following are examples of surrender charges at representative Issue Ages.

First Year Surrender Charges Per $1,000 of Specified Face Amount (Non-tobacco Male)
Issue Age 25 $5.23	Issue Age 35 $6.62	Issue Age 45 $10.50
Issue Age 55 $21.00	Issue Age 65 $25.20	Issue Age 75 $24.90
The surrender charge will be calculated based on the surrender charge percentages for the initial Specified Face Amount and each increase in the Specified Face Amount as shown in the table below.
Year	Surrender Charge (as a Percentage of the First Year Surrender Charge)
1	100.0
2	100.0
3	100.0
4	85.7
5	71.4
6	57.1
7	42.9
8	28.6
9	14.3
10+	0

A surrender charge will be applied for each decrease in the Specified Face Amount except for decreases in the Specified Face Amount resulting from a change in death benefit option or partial withdrawal. These surrender charges will be applied in the following order:

o o o	first, to the most recent increase; second, to the next most recent increases, in reverse chronological order; and third, to the initial Specified Face Amount.

On a decrease in the initial Specified Face Amount, you will pay a proportion of the full surrender charge based on the ratio of the face amount decrease to the initial Specified Face Amount. The surrender charge you pay on a decrease that is less than the full amount of an increase in Specified Face Amount will be calculated on the same basis. Future surrender charges will be reduced by any applicable surrender charges for a decrease in the Specified Face Amount.

You may allocate any surrender charges resulting from a decrease in the Specified Face Amount among the Investment Options. If you do not specify the allocation, then the surrender charges will be allocated proportionally among the Investment Options in excess of any Policy Debt.

Partial Withdrawals

You may make a partial withdrawal of theyour Policy once each Policy Year after the first Policy Year by written request to us. Each partial withdrawal must be for at least $500, and no partial withdrawal may be made-

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during Policy Years 2-10 for more than 20 percent of your Cash Surrender Value at the end of the first Valuation Date after we receive your request or thereafter for more than your Cash Surrender Value.

If the applicable death benefit option is Option A and you make a partial withdrawal, the Specified Face Amount will be decreased by the amount of the partial withdrawal. We will apply the decrease to the initial Specified Face Amount and to each increase in Specified Face Amount in the following order-

o o o	first, to the most recent increase; second, to the next most recent increases, in reverse chronological order; and third, to the initial Specified Face Amount.

Unless you specify otherwise, the partial withdrawal will be allocated proportionally among the Investment Options in excess of any Policy Debt. We will not accept requests for a partial withdrawal if the Specified Face Amount remaining in force after the partial withdrawal would be less than the minimum Specified Face Amount. We will effect a partial withdrawal at the next close of business on the New York Stock Exchange after we receive your written request. A partial withdrawal may result in taxes and tax penalties.

Policy Loans

Using your the Policy as collateral, you may request a policy loan of up to 90% of theyour Policy's Cash Value, decreased by the amount of any outstanding Policy Debt on the date the policy loan is made. Your The Policy will terminate for no value subject to a grace period if the Policy Debt exceeds the Cash Value. During the no-lapse guarantee period, however, theyour Policy will not terminate if it satisfies the minimum premium test.

You may allocate the policy loan among the Investment Options. If you do not specify the allocation, then the policy loan will be allocated proportionally among the Investment Options in excess of any Policy Debt. Loan amounts allocated to the Sub-Accounts will be transferred to the Fixed Account Option. We will periodically credit interest at an effective annual rate of 3% on the loaned values of the Fixed Account Option.

Interest on the policy loan will accrue daily at 4% annually during Policy Years 1 through 10 and 3.0% annually thereafter. This interest will be due and payable to us in arrears on each policy anniversary. Any unpaid interest will be added to the principal amount as an additional policy loan and will bear interest at the same rate and will be assessed in the same manner as the prior policy loan.

There is no definitive guidance concerning the tax treatment of a policy loan when the interest rate credited to the loan is the same as the interest rate charged against the loan. You should consult your tax adviser regarding loan amounts in Policy Years 11 and thereafter.

All funds we receive from you will be credited to theyour Policy as premium unless we have received written notice, in a form satisfactory to us, that the funds are for loan repayment. In the event you have a loan against the Policy, it is generally advantageous to repay the loan rather than make a premium payment because premium payments incur expense charges whereas loan repayments do not. Loan repayments will first reduce the outstanding balance of the policy loan and then accrued but unpaid interest on such loans. We reserve the right to repay any loans from the Fixed Account Option prior to loans from the Variable Accounts.

A policy loan, whether or not repaid, will affect the Policy Proceeds payable upon the Insured's death and the Account Value because the investment results of the Sub-Accounts will apply only to the non-loaned portion of the Account Value. The longer a loan is outstanding, the greater the effect is likely to be and, depending on the investment results of the Sub-Accounts or the Fixed Account Option while the loan is outstanding, the effect could be favorable or unfavorable.

Transfer Privileges

The Policy is not designed for professional market timing organizations or other entities using programmed and frequent transfers. If you wish to employ such strategies, you should not purchase a Policy. Accordingly, such transfers may be subject to special restrictions. Subject, however, to these special restrictions and to our rules as they may exist from time to time and to any limits that may be imposed by the Funds, you may at any time transfer to another Sub-Account all or a portion of the Account Value allocated to a Sub-Account. There is usually no charge imposed on transfers; however, we reserve the right to impose a transfer charge of $15 for each transfer above 12 transfers in any Policy Year. We will make transfers pursuant to an authorized written or telephone request to us. Telephone requests will be honored only if we have a properly completed telephone authorization form for you on file. We, our affiliates and the representative from whom you purchased theyour Policy will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. We will use reasonable procedures to confirm that instructions communicated by telephone are genuine. For transactions initiated by telephone, you will be required to identify yourself by name and a personal identification number.

Transfers may be requested by indicating the transfer of either a specified dollar amount or a specified percentage of the Fixed Account Option or the Sub-Account's value from which the transfer will be made. If you request a transfer based on a specified percentage of the Fixed Account Option or the Sub-Account's value, that percentage will be converted into a request for the transfer of a specified dollar amount based on application of the specified percentage to the Fixed Account Option or the Sub-Account's value at the time the request is received. We reserve the right to limit the number of Sub-Accounts to which you may allocate your Account Value to not more than 20 Investment Options.

Transfer privileges are subject to our consent. We reserve the right to impose limitations on transfers, including, but not limited to: (1) the minimum amount that may be transferred; and (2) the minimum amount that may remain in a Sub-Account following a transfer from that Sub-Account.

Transfers from the Fixed Account Option to the Sub-Accounts are limited to one transfer annually equaling 25% of the value of the Fixed Account Option or $5,000, whichever is greater.

We reserve the right to restrict amounts transferred to the Fixed Account Option from the Variable Account.

Account Value

Your Account Value is the sum of the values in each Sub-Account of the Variable Account with respect to your the Policy, plus the value of the Fixed Account Option. The Account Value varies depending upon the Premiums paid, Expense Charges Applied to Premium, Mortality and Expense Risk Charges, Monthly Expense Charges, Monthly Cost of Insurance charges, partial withdrawals, fees, policy loans and the net investment factor (described below).

The minimum guaranteed interest rate applicable to the values in the Fixed Account Option is 3% annually. Interest in excess of the guaranteed rate may be applied in such a manner as we may determine, based on our expectations of future interest, mortality costs, persistency, expenses and taxes. Interest credited will be computed on a compound interest basis.

Variable Account Value of the Sub-Accounts. We measure the amounts in the Sub-Accounts in terms of Units and Unit Values. On any given date, the amount you have in a Sub-Account is equal to the Unit Value multiplied by the number of Units credited to you in that Sub-Account. Amounts allocated to a Sub-Account will be used to purchase Units of that Sub-Account. Units are redeemed when you make partial withdrawals, undertake policy loans or transfer amounts from a Sub-Account, and for the payment of Monthly Expense Charges, Monthly Cost of Insurance charges, Mortality and Expense Risk Charges and other fees. The number of Units of each Sub-Account purchased or redeemed is determined by dividing the dollar amount of the transaction by the Unit Value for the Sub-Account. A Valuation Date is any day on which we, the applicable Fund, and the NYSE are open for business. For the first Valuation Date of each Sub-Account, the Unit Value is established at $10.00. The Unit Value for any subsequent Valuation Date is equal to the Unit Value for the preceding Valuation Date multiplied by the net investment factor (determined as provided below). The Unit Value of a Sub-Account for any Valuation Date is determined as of the close of the Valuation Period ending on that Valuation Date. The Valuation Period is the period of time from one determination of Unit Values to the next.

Transactions are processed on the date we receive a premium at our Principal Office or any acceptable written or telephonic request is received at our Principal Office. If your premium or request is received on a date that is not a Valuation Date, or after the close of the New York Stock Exchange on a Valuation Date, the transaction will be processed on the next Valuation Date. The Investment Start Date is the date we apply your first premium payment, which will be the later of the Issue Date, the policy date or the Valuation Date we receive a premium equal to or in excess of the initial premium.

The Account Value on the Investment Start Date equals:

o o

the net premium received, minus

the monthly deductions due on the policy date and subsequent Monthly Anniversary Days through the Investment Start Date charged to the Sub-Accounts and the Fixed Account Option.

The Account Value on subsequent Valuation Dates is equal to:
o o o o o

the values on the previous Valuation Date, plus

any additional premium we have received, plus or minus

the investment experience of the Investment Options you have selected, minus policy charges and deductions, minus

any partial withdrawals you have made.

Net Investment Factor. The net investment factor for each Sub-Account for any Valuation Period is the quotient of (1) divided by (2) where: (1) is the net result of-
o o o

the net asset value of a Fund share held in the Sub-Account determined as of the end of the Valuation Period, plus the per share amount of any dividend or other distribution declared on Fund shares held in the Sub-Account if the "ex-dividend" date occurs during the Valuation Period, plus or minus a per share credit or charge with respect to any taxes reserved for by us, or paid by us if not previously reserved for, during the Valuation Period which are determined by us to be attributable to the operation of the Sub-Account; and

(2) is the net asset value of a Fund share held in the Sub-Account determined as of the end of the preceding Valuation Period.

The net investment factor may be greater or less than one.

Insufficient Value. TheYour Policy will terminate for no value, subject to a grace period described below if, on a Processing Date

o o	your the Policy's Cash Surrender Value is equal to or less than zero or the Policy Debt exceeds the Cash Value.

During the no-lapse guarantee period, a Policy will not terminate by reason of insufficient value if it satisfies the "minimum premium test" described below.

Minimum Premium Test (No-Lapse Guarantee). A Policy satisfies the minimum premium test if the premiums paid less any partial withdrawals less any Policy Debt exceed the sum of the "Minimum Monthly Premiums" which applied to the Policy in each Policy Month from the policy date to the Valuation Date.

The applicable Minimum Monthly Premiums are specified in theyour Policy. We may revise the Minimum Monthly Premiums as a result of any of the following changes to a Policy:

o o	change in Specified Face Amount change in supplemental benefit

The revised minimum monthly premiums will be effective as of the effective date of the change to the Policy and will remain in effect until again revised by any of the above changes.

The no-lapse guarantee period will be different based on the Insured's age. It may also vary in some states, but in no case will it be greater than 20 years.

Grace Period. If, on a Valuation Date, your the Policy will terminate by reason of insufficient value, we will allow a grace period. This grace period will allow 61 days from that Valuation Date for the payment of a premium sufficient to keep the Policy in force. Notice of premium due will be mailed to your last known address and the last known address of any assignee of record. We will assume that your last known address is the address shown on theyour Policy Application (or notice of assignment), unless we receive written notice of a change in address in a form satisfactory to us. If the premium due is not paid within 61 days after the beginning of the grace period, then the Policy and all rights to benefits will terminate without value at the end of the 61 day period. The Policy will continue to remain in force during this grace period. If the Policy Proceeds become payable by us during the grace period, then any overdue monthly deductions will be deducted from the amount payable by us.

Splitting Units. We reserve the right to split or combine the value of Units. In effecting any such change, strict equity will be preserved and no change will have a material effect on the benefits or other provisions of theyour Policy.

Charges and Deductions

The monthly deductions described below are the Mortality and Expense Risk Charges, Monthly Expense Charges, Monthly Costs of Insurance and the charges for any supplemental benefits.

There are no monthly deductions after the policy anniversary on which the Insured is Attained Age 100.

Expense Charges Applied to Premium. We will deduct a charge from each premium payment as a sales load and for our federal, state and local tax obligations, which we will determine from time to time. The current charge is 5.25%. The maximum charge is guaranteed not to exceed 7.25%.

Mortality and Expense Risk Charge. This charge is for the mortality and expense risks we assume with respect to the Policy. It is a percentage of the Variable Account Value of the Sub-Accounts and is deducted from the Account Value of the Investment Options each month. "Mortality and Expense Risk Charge" is referred to as "Product Risk Charge" in Maryland policies.

The Mortality and Expense Risk Charge percentage is 0.60% (.05% monthly) annually for Policy Years 1 through 10 and 0.120% (.00831667% monthly) annually thereafter.

The mortality risk we assume is that the group of lives insured under the Policies may, on average, live for shorter periods of time than we estimated. The expense risk we assume is that our costs of issuing and administering Policies may be more than we estimated.

Monthly Expense Charge. We will deduct from your Account Value monthly a charge of $8.00 in all years and a monthly charge based on the Specified Face Amount for the first 10 Policy Years following the issuance of theyour Policy and for the first 10 Policy Years following the effective date of each increase in the Specified Face Amount, if any, based on the amount of the increase. The Monthly Expense Charge is based on the age and, sex and rating class of the Insured. The Monthly Expense Charges will be deducted proportionally from the amounts in the Investment Options in excess of any Policy Debt and covers administration expenses and issuance costs.

Monthly Cost of Insurance. We deduct a Monthly Cost of Insurance charge from your Account Value to cover anticipated costs of providing insurance coverage. The Monthly Cost of Insurance deduction will be charged proportionally to the amounts in the Investment Options in excess of any Policy Debt.

The Monthly Cost of Insurance equals the sum of (1), (2) and (3) where:

(1) (2) (3)

is the cost of insurance charge equal to the Monthly Cost of Insurance rate (described below) multiplied by the net amount at risk divided by 1,000;

is the monthly rider cost for any riders which are a part of theyour Policy; and

is any additional insurance charge calculated as specified in theyour Policy, for, among other reasons, occupational or avocational risks.

The net amount at risk equals:
o o	the death benefit divided by 1.00247; minus your Account Value on the Processing Date prior to assessing the monthly deductions.

If there are increases in the Specified Face Amount other than increases caused by changes in the death benefit option, the cost of insurance charge described above is determined separately for the initial Specified Face Amount and each increase in the Specified Face Amount. In calculating the net amount at risk, your Account Value will first be allocated to the initial death benefit and then to each increase in the Specified Face Amount in the order in which the increases were made.

Monthly Cost of Insurance Rates. The Monthly Cost of Insurance rates (except for any such rate applicable to an increase in the Specified Face Amount) are based on the length of time your the Policy has been in force and the Insured's sex (in the case of non-unisex Policies), Issue Age and rating class. The Monthly Cost of Insurance rates applicable to each increase in the Specified Face Amount are based on the length of time the increase has been in force and the Insured's sex (in the case of non-unisex Policies), Issue Age and rating class. The Monthly Cost of Insurance rates will be determined by us from time to time based on our expectations of future experience with respect to mortality costs, persistency, interest rates, expenses and taxes, but will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates based on the 1980 Commissioner's Standard Ordinary Mortality Tables.

Waivers and Reduced Charges

We may reduce or waive the sales load or surrender charge in situations where selling and/or maintenance costs associated with the Policies are reduced, sales of large Policies, and certain group or sponsored arrangements. In addition, we may waive charges in connection with Policies sold to our or our affiliates' officers, directors and employees.

We also reserve the right to reduce the Expense Charge Applied to Premium, Monthly Expense Charge and Mortality and Expense Risk Charge. We will provide you prompt notice of any reduction. Reductions will be based on uniformly applied criteria that does not discriminate unfairly against any person.

Supplemental Benefits

The following supplemental benefit riders are available. There is no charge for the accelerated benefits rider. An additional cost of insurance will be charged for each of the other riders which is in force as a part of the Monthly Cost of Insurance charge. Each rider is subject to certain limitations and termination provisions. For information in addition to that presented below, please ask your financial advisor.

Accelerated Benefits Rider. Under this rider, we will pay you, at your written request in a form satisfactory to us, an "accelerated benefit" if the Insured is terminally ill. An Insured is considered "terminally ill" if the Insured has a life expectancy of 12 months or less due to illness or physical condition. (This time period may be more or less in some states.)

The accelerated benefit payment will be equal to that portion of theyour Policy's death benefit requested by you, not to exceed the lesser of (a) 75% of the amount of the death benefit or (b) $250,000 (the "Accelerated Amount"), subject to certain adjustments. There is no charge for this rider.

Accidental Death Benefit Rider. Under this rider, we will pay the accidental death benefit specified in theyour Policy when we receive due proof of the Insured's accidental death and that death occurred while this rider was in force, on or after the Insured's first birthday and within ninety days after the date of the accident. The annual rider charge, deducted monthly from the Account Value, is based on the issue age of the Insured.

Waiver of Monthly Deductions Rider. Under this rider, we will waive the monthly deductions under theyour Policy retroactive to the date of total disability when the Insured suffers a total disability, if the Insured's total disability commences while this rider is in force and continues for six months. We will continue to waive the monthly deduction for as long as the disability continues. We must receive written notice and due proof before we will waive the monthly deductions. We may require from time to time additional proof that the disability is continuing, but not more frequently than once per year after the disability has continued for two years. The rider charge, deducted monthly from the Account Value, is based on the issue age of the Insured.

Payment of Stipulated Amount Rider. Under this rider, we will make a monthly payment of the "stipulated amount" when the Insured suffers a total disability, if the Insured's total disability commences while this rider is in force and continues for six months. We will continue to make a payment of that amount for as long as the disability continues but no later than the duration of the payment option elected (Insured's age 65 or 70). We must receive written notice and due proof before we will make a payment. We may require from time to time additional proof that the disability is continuing, but not more frequently than once per year after the disability has continued for two years. The rider charge, deducted monthly from the Account Value, is based on the age and sex of the Insured and the duration of the payment option elected.

Supplemental Insurance Rider

This rider provides for additional insurance on the life of the Insured by combining term coverage with the underlying variable universal life ("base policy") coverage. This rider has separate charges associated with it. At this time, those charges are lower than base policy charges for the same coverage.

By combining coverage under this rider with base policy coverage, you may be able to buy the same amount of death benefit for less premium than if you had purchased an all base policy. If this rider is combined with base policy coverage, the same amount of premium paid for the combined coverage as for an all base policy will generate faster cash value accumulation within the base policy.

At issue, the base policy may have a no-lapse guarantee period as long as 20 years. However, this rider's no-lapse guarantee period is limited to five years. This rider will terminate at the policy anniversary on which the Insured reaches Attained Age 100. Base policy coverage will continue beyond Attained Age 100 provided there is cash value in the Policy when the Insured reaches Attained Age 100. If a key objective is guarantees, supplementing your the Policy with this rider may therefore not be appropriate.

The Cost of Insurance rates used to determine the monthly rider charge deduction from the Account Value are based on the length of time the rider has been in force and the Insured's sex (in the case of non-unisex Policies), Issue Age and rating class. The rates will be determined by us from time to time based on our expectations of future experience with respect to mortality costs, persistency, interest rates, expenses and taxes, but will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates based on the 1980 Commissioner's Standard Ordinary Mortality Tables.

Termination of Policy

TheYour Policy will terminate on the earlier of the date we receive your request to surrender, the expiration date of the Grace Period without payment of premium due or the date of death of the Insured.

Reinstatement

Before the Insured's death, we may reinstate your the Policy provided that the Policy has not been surrendered and you-

o o o

make a request for reinstatement within three years from the date of termination;

submit satisfactory evidence of insurability to us; and

pay an amount, as determined by us, sufficient to put your the Policy in force.

Deferral of Payment

We will usually pay any amount due from the Variable Account within seven days after the Valuation Date following our receipt of written notice satisfactory to us giving rise to such payment or, in the case of death of the Insured, Due Proof of such death. Payment is subject to our rights under the Policy's incontestability and suicide provisions. Payment of any amount payable from the Variable Account on death, surrender, partial withdrawal or policy loan may be postponed whenever:

o o o

the New York Stock Exchange is closed other than customary weekend and holiday closing, or trading on the NYSE is otherwise restricted;

the Securities and Exchange Commission, by order, permits postponement for the protection of policyowners; or

an emergency exists as determined by the Securities and Exchange Commission, as a result of which disposal of securities is not reasonably practicable, or it is not reasonably practicable to determine the value of the assets of the Variable Account.

We may defer payment from the Fixed Account Option for a period up to six months.
Rights of Owner While the Insured is alive, unless you have assigned any of these rights, you may:
o o o o o o o

transfer ownership to a new owner;

name a contingent owner who will automatically become the owner of the Policy if you die before the Insured;

change or revoke a contingent owner;

change or revoke a beneficiary;

exercise all other rights in the Policy;

increase or decrease the Specified Face Amount, subject to the other provisions of the Policy;

change the death benefit option, subject to the other provisions of the Policy.

When you transfer your rights to a new owner, you automatically revoke any prior contingent owner designation. When you want to change or revoke a prior beneficiary designation, you have to specify that action. You do not affect a prior beneficiary when you merely transfer ownership, or change or revoke a contingent owner designation.

You do not need the consent of a beneficiary or a contingent owner in order to exercise any of your rights. However, you must give us written notice satisfactory to us of the requested action. Your request will then, except as otherwise specified herein, be effective as of the date you signed the form, subject to any action taken before we received it.

Rights of Beneficiary

The beneficiary has no rights in the Policy until the death of the Insured. If a beneficiary is alive at that time, the beneficiary will be entitled to payment of the Policy Proceeds as they become due.

Other Policy Provisions

Addition, Deletion or Substitution of Investments. We may decide to add new Sub-Accounts at any time. Also, shares of any or all of the Funds may not always be available for purchase by the Sub-Accounts of the Variable Account, or we may decide that further investment in any such shares is no longer appropriate. In either event, shares of other registered open-end investment companies or unit investment trusts may be substituted both for Fund shares already purchased by the Variable Account and/or as the security to be purchased in the future, provided that these substitutions have been approved by the Securities and Exchange Commission, to the extent necessary. In addition, the investment policies of the Sub-Accounts will not be changed without the approval of the Insurance Commissioner of the State of Delaware. We also reserve the right to eliminate or combine existing Sub-Accounts or to transfer assets between Sub-Accounts. In the event of any substitution or other act described in this paragraph, we will notify you and may make any appropriate amendments to the Policy to reflect the substitution.

Entire Contract. Your entire contract with us consists solely of the Policy, including the attached copy of theyour Policy Application and any attached copies of supplemental applications and any riders and endorsements.

Alteration. Sales representatives do not have any authority to either alter or modify theyour Policy or to waive any of its provisions. The only persons with this authority are our president, actuary, secretary or one of our vice presidents.

Modification. Upon notice to you, we may modify the Policy if such a modification-

o o o o

is necessary to make the Policy or the Variable Account comply with any law or regulation issued by a governmental agency to which we are or the Variable Account is subject;

is necessary to assure continued qualification of the Policy under the Internal Revenue Code or other federal or state laws as a life insurance policy;

is necessary to reflect a change in the operation of the Variable Account or the Sub-Accounts; or

adds, deletes or otherwise changes Sub-Account options.

We also reserve the right to modify certain provisions of the Policy as stated in those provisions. In the event of any such modification, we may make appropriate amendments to the Policy to reflect such modification.

Assignments. During the lifetime of the Insured, you may assign all or some of your rights under the Policy. All assignments must be filed at our Principal Office and must be in written form satisfactory to us. The assignment will then be effective as of the date you signed the form, subject to any action taken before we acknowledge receipt. We are not responsible for the validity or legal effect of any assignment.

Nonparticipating. The Policy does not pay dividends. The Policy does not share in our profits or surplus earnings.

Misstatement of Age or Sex (Non-Unisex Policy). If the age or sex (in the case of a non-unisex Policy) of the Insured is stated incorrectly, the amounts payable by us will be adjusted as follows:

     Misstatement discovered at death-The death benefit will be recalculated to that which would be purchased by the most recently charged Monthly Cost of Insurance rate for the correct age or sex (for a non-unisex Policy).

     Misstatement discovered prior to death-Your Account Value will be recalculated from the policy date using the Monthly Cost of Insurance Rates based on the correct age or sex (for a non-unisex Policy).

Suicide. If the Insured, whether sane or insane, commits suicide within two years after your the Policy's Issue Date, we will not pay any part of the Policy Proceeds. We will refund the premiums paid, less the amount of any Policy Debt and any partial withdrawals.

If the Insured, whether sane or insane, commits suicide within two years after the effective date of an increase in the Specified Face Amount, then our liability as to that increase will be the cost of insurance for that increase.

Incontestability. All statements made in the application or in a supplemental application are representations and not warranties. We relied and will rely on those statements when approving the issuance, increase in face amount, increase in death benefit over premium paid, change in death benefit option or reinstatement of the Policy. No statement can be used by us in defense of a claim unless the statement was made in the application or in a supplemental application. In the absence of fraud, after the Policy has been in force during the lifetime of the Insured for a period of two years from its Issue Date, we cannot contest it except for non-payment of premiums. However, any increase in the face amount which is effective after the Issue Date will be incontestable only after such increase has been in force during the lifetime of the Insured for two years from the Effective Date of Coverage of such increase. Any increase in death benefit over premium paid or increase in death benefit due to a death benefit option change will be incontestable only after such increase has been in force during the lifetime of the Insured for two years from the date of the increase. Any reinstatement will be incontestable after the reinstated Policy has been in force during the lifetime of the Insured for two years from the effective date of the reinstatement.

Report to Owner. We will send you a report at least once each Policy Year. The report will show current policy values, premiums paid and deductions made since the last report. It will also show the balance of any outstanding policy loans and accrued interest on such loans. There is no charge for this report.

Performance Information

We may sometimes publish performance information related to the Fund, the Variable Account or the Policy in advertising, sales literature and other promotional materials. This information is based on past investment results and is not an indication of future performance.

Portfolio Performance

We may publish a mutual fund portfolio's total return or average annual total return. Total return is the change in value of an investment over a given period, assuming reinvestment of any dividends and capital gains. Average annual total return is a hypothetical rate of return that, if achieved annually, would have produced the same total return over a stated period if performance had been constant over the entire period. Average annual total returns smooth variations in performance, and are not the same as actual year-by-year results.

We may also publish a mutual fund portfolio's yield. Yield refers to the income generated by an investment in a portfolio over a given period of time, expressed as an annual percentage rate. When a yield assumes that income earned is reinvested, it is called an effective yield. Seven-day yield illustrates the income earned by an investment in a money market fund over a recent seven-day period.

Total returns and yields quoted for a mutual fund portfolio include the investment management fees and other expenses of the portfolio, but do not include charges and deductions attributable to theyour Policy. These expenses would reduce the performance quoted.

Adjusted Portfolio Performance

We may publish a mutual fund portfolio's total return and yields adjusted for charges against the assets of the Variable Account.

We may publish total return and yield quotations based on the period of time that a mutual fund portfolio has been in existence. The results for any period prior to any Policy being offered will be calculated as if the Policy had been offered during that period of time, with all charges assumed to be those applicable to the Policy.

Other Information

Performance information may be compared, in reports and promotional literature, to:

o o o

the S&P 500, Dow Jones Industrial Average, Lehman Brothers Aggregate Bond Index or other unmanaged indices so that investors may compare the Sub-Account results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general;

other groups of variable life variable accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, such as Morningstar, Inc., who rank such investment products on overall performance or other criteria; or

the Consumer Price Index (a measure for inflation) to assess the real rate of return from an investment in the Sub-Account. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management expenses.

We may provide Policy information on various topics of interest to you and other prospective policyowners. These topics may include:
o o o o o o

the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets;

investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing);

the advantages and disadvantages of investing in tax-deferred and taxable investments;

customer profiles and hypothetical purchase and investment scenarios;

financial management and tax and retirement planning; and

investment alternatives to certificates of deposit and other financial instruments, including comparisons between a Policy and the characteristics of, and market for, such financial instruments.

Federal Income Tax Considerations

The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is NOT intended as tax advice. We do not make any guarantees about the Policy's tax status. You should consult counsel or other competent tax advisers for more complete information. This discussion is based upon our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). We make no representation as to the likelihood of continuation of the present federal income tax laws or of the current interpretations by the IRS. We do not make any guarantee regarding the tax status of any policy or any transaction regarding the Policy.

The Policy may be used in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the use of the Policy in any such arrangement is contemplated, you should consult a qualified tax adviser for advice on the tax attributes of the particular arrangement.

Tax Status of the Policy

A Policy has certain tax advantages when treated as a life insurance contract within the meaning of Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"). We believe that the Policy meets the Section 7702 definition of a life insurance contract, will be treated as a life insurance contract under federal tax laws and will take whatever steps are appropriate and reasonable to attempt to cause the Policy to comply with Section 7702.

Diversification of Investments

Section 817(h) of the Code requires that the Variable Account's investments be "adequately diversified" in accordance with certain Treasury regulations. We believe that the Variable Account will be adequately diversified.

In certain circumstances, the owner of a variable life insurance policy may be considered, for federal income tax purposes, the owner of the assets of the separate account used to support the policy. In those circumstances, income and gains from the separate account assets would be includible in the variable policyowner's gross income. We do not know what standards will be established, if any, in the regulations or rulings which the Treasury has stated it expects to issue on this question. We therefore reserve the right to modify the Policy as necessary to attempt to prevent a policyowner from being considered the owner of a pro-rata share of the assets of the Variable Account.

The following discussion assumes that theyour Policy will qualify as a life insurance contract for federal income tax purposes.

Tax Treatment of Policy Benefits

Your The Policy may not qualify as life insurance after the policy anniversary on which the Insured attains age 100 and may be subject to tax consequences. We recommend that you receive counsel from your tax adviser. We will not be responsible for any adverse tax consequences resulting from the Policy being in effect after the policy anniversary on which the Insured is Attained Age 100.

Life Insurance Death Benefit Proceeds. In general, the amount of the death benefit payable under theyour Policy is excludible from your gross income under the Code.

Tax Deferred Accumulation. Any increase in your Account Value is generally not taxable to you unless you receive or are deemed to receive amounts from the Policy before the Insured dies.

Distributions. If you surrender your the Policy, the amount you will receive as a result will be subject to tax as ordinary income to the extent that amount exceeds the "investment in the contract," which is generally the total of premiums and other consideration paid for the Policy, less all amounts previously received under the Policy to the extent those amounts were excludible from gross income.

Depending on the circumstances, any of the following transactions may have federal income tax consequences:

o o o o o o o o

the exchange of a Policy for a life insurance, endowment or annuity contract;

a change in the death benefit option;

a policy loan;

a partial withdrawal;

a surrender;

a change in the ownership of a Policy;

the addition of an accelerated death benefit rider; or

an assignment of a Policy.

In addition, federal, state and local transfer and other tax consequences of ownership or receipt of Policy Proceeds will depend on your circumstances and those of the named beneficiary. Whether partial withdrawals (or other amounts deemed to be distributed) constitute income subject to federal income tax depends, in part, upon whether theyour Policy is considered a "modified endowment contract."

Modified Endowment Contracts. Section 7702A of the Code treats certain life insurance contracts as "modified endowment contracts" ("MECs"). The Code defines MECs as those Policies issued or materially changed after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the Policy provided for paid-up benefits for seven annual premiums ("seven-pay test"). If you pay more premiums than permitted under the seven-pay test, theyour policy will be a MEC.

We will monitor the Policy to determine whether additional premium payments would cause the Policy to become a MEC and will take certain steps in an attempt to avoid this result.

Further, if a transaction occurs which decreases the Specified Face Amount of your the Policy during the first seven Policy Years, we will retest theyour Policy, as of the date of its purchase, based on the lower face amount to determine compliance with the seven-pay test. Also, if a decrease in Specified Face Amount occurs within seven years of a "material change," we will retest theyour Policy for compliance as of the date of the "material change." Failure to comply in either case would result in the Policy's classification as a MEC regardless of our efforts to provide a payment schedule that would not otherwise violate the seven-pay test.

If theyour Policy becomes a MEC, partial withdrawals, loans and surrenders may incur taxes and tax penalties.

The rules relating to whether a Policy will be treated as a MEC are complex and cannot be fully described in the limited confines of this summary. Therefore, you should consult with a competent tax adviser to determine whether a particular transaction will cause theyour Policy to be treated as a MEC.

Distributions under Modified Endowment Contracts. If treated as a MEC, theyour Policy will be subject to the following tax rules:

o o o

First, partial withdrawals are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of your Account Value immediately before the distribution over the "investment in the contract" at the time of the distribution.

Second, policy loans and loans secured by the Policy are treated as partial withdrawals and taxed accordingly. Any past-due loan interest that is added to the amount of the loan is treated as a loan.

Third, a 10 percent additional income tax is imposed on that portion of any distribution (including distributions upon total surrender and partial withdrawal), policy loan or loan secured by the Policy, that is included in income, except where the distribution or loan is:

o o o

made when you are age 59 1/2 or older;

attributable to your becoming disabled; or

is part of a series of substantially equal periodic payments for the duration of your life (or life expectancy) or for the duration of the longer of your or the beneficiary's life (or life expectancies).

These exceptions may only apply if the Policy is owned by an individual and, generally do not apply if the Policy is owned by a legal entity such as a trust, partnership or corporation.

Distributions under a Policy That Is Not a MEC. If theyour Policy is not a MEC, a distribution is generally treated first as a tax-free recovery of the "investment in the contract," and then as a distribution of taxable income to the extent the distribution exceeds the "investment in the contract." An exception is made for cash distributions that occur in the first 15 Policy Years as a result of a decrease in the death benefit or other change which reduces benefits under the Policy which are made for purposes of maintaining compliance with Section 7702. Such distributions are taxed in whole or part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

If your the Policy is not a MEC, policy loans and loans secured by the Policy are generally not treated as distributions. Such loans are instead treated as your indebtedness.

Finally, if theyour Policy is not a MEC, distributions (including distributions upon total surrender and partial withdrawal), policy loans and loans secured by the Policy are not subject to the 10 percent additional tax.

Policy Loan Interest. Generally, no tax deduction is allowed for interest paid or accrued on any indebtedness under a Policy. In addition, if the policyowner is not a natural person, or is a direct or indirect beneficiary under the Policy, Section 264(f) of the Code disallows a pro-rata portion of the taxpayer's otherwise allowable interest expense deduction. This rule may not, however, apply if you are such a policyowner engaged in a trade or business and the Policy covers an officer, director, employee or 20 percent owner of your business, within the meaning of Section 264(f)(4). You should consult your tax adviser for further guidance on these issues.

Also, there is no definitive guidance concerning the tax treatment of a policy loan when the interest rate credited to the loan is the same as the interest rate charged against the loan, as is the case for loan amounts in Policy Years 11 and thereafter. You should consult your tax adviser regarding loan amounts in those Policy Years.

Multiple Policies. All modified endowment contracts issued by us (or our affiliates) to you during any calendar year will be treated as a single MEC for purposes of determining the amount of a policy distribution which is taxable to you.

Federal Income Tax Withholding. We will withhold and remit to the federal government the amount of any tax due on that portion of a policy distribution which is taxable if we do not have a valid social security number for you, unless you direct us otherwise in writing at or before the time of the distribution. As the policyowner, however, you will be responsible for the payment of any taxes and early distribution penalties that may be due on policy distributions, regardless of whether those amounts are subject to withholding.

Our Taxes

As a result of the Omnibus Budget Reconciliation Act of 1990, we are currently and are generally required to capitalize and amortize certain policy acquisition expenses over a 10-year period rather than currently deducting such expenses. This so-called "deferred acquisition cost" tax ("DAC tax") applies to the deferred acquisition expenses of a Policy and results in a significantly higher corporate income tax liability for us.

At present, we do not assess any charge against the assets of the Variable Account for any federal, state or local taxes that we incur which may be attributable to the Variable Account or any Policy. We, however, reserve the right in the future to assess a charge against the assets of the Variable Account for any such taxes or other economic burdens resulting from the application of any tax laws that we determine to be properly attributable to the Variable Account or the Policy.

Distribution of Policy

The Policy will be sold by licensed insurance agents in those states where the Policy may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into distribution agreements with us and our general distributor, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. Clarendon is our wholly-owned subsidiary and is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Clarendon also acts as the general distributor of certain variable annuity contracts and other variable life insurance contracts we issue.

Gross first year commissions plus any expense allowance payments we pay on the sale of the Policy may vary with the sales agreement with broker-dealers depending on the particular circumstances, but is not expected to exceed 95% of the target premium, which will vary based on the Insured's age, sex and rating class, plus 4% of any excess premium payments. Gross renewal commissions in Policy Years 2 through 10 will not exceed 4% of actual premium payments, and will not exceed 1% in Policy Years 11 and thereafter. In addition, we may also pay override payments, expense allowances, bonuses, wholesaler fees and training allowances. In Policy Year 3 and thereafter, 0.10% of the Variable Account Value of the Sub-Accounts per annum will be paid to broker-dealers.

Voting Rights

We are the legal owner of all shares of the Funds held in the Sub-Accounts of the Variable Account, and as such have the right to vote upon matters that are required by the Investment Company Act of 1940 to be approved or ratified by the shareholders of the Funds and to vote upon any other matters that may be voted upon at a shareholders' meeting. We will, however, vote shares held in the Sub-Accounts in accordance with instructions received from policyowners who have an interest in the respective Sub-Accounts.

We will vote shares held in each Sub-Account for which no timely instructions from policyowners are received, together with shares not attributable to a Policy, in the same proportion as those shares in that Sub-Account for which instructions are received. Should the applicable federal securities laws change so as to permit us to vote shares held in the Variable Account in our own right, we may elect to do so.

The number of shares in each Sub-Account for which a policyowner may give instructions is determined by dividing the portion of the Account Value derived from participation in that Sub-Account, if any, by the value of one share of the corresponding Fund. We will determine the number as of a date we choose, but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the shareholders' meeting.

We may, if required by state insurance regulators, disregard voting instructions if those instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Funds, or to approve or disapprove an investment management contract. In addition, we may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that we reasonably disapprove of those changes in accordance with applicable federal regulations. If we disregard voting instructions, we will advise you of that action and our reasons for it in our next communication to policyowners.

Other Information

State Regulation

We are subject to the laws of Delaware governing life insurance companies and to regulation by Delaware's Commissioner of Insurance, whose agents periodically conduct an examination of our financial condition and business operations. We are also subject to the insurance laws and regulations of the jurisdictions in which we are authorized to do business.

We are required to file an annual statement with the insurance regulatory authority of those jurisdictions where we are authorized to do business relating to our business operations and financial condition as of December 31st of the preceding year.

Legal Proceedings

There are no pending legal proceedings which would have a material adverse effect on the Variable Account. We are engaged in various kinds of routine litigation which, in our judgment, is not material to the Variable Account.

Experts

Actuarial matters concerning the Policy have been examined by Georges C. Rouhart, FSA, MAAA, Product Officer.

Accountants

The financial statements of the Variable Account of the year ended December 31, 2001 and the financial statements of Sun Life Assurance Company of Canada (U.S.) for the years ended December 31, 2001, 2000 and 1999 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Incorporation of Certain Documents by Reference

The Company's Annual Report on Form 10-K for the year ended December 31, 2001 filed with the SEC is incorporated by reference in this prospectus. Any statement contained in a document we incorporate by reference is deemed modified or superceded to the extent that a later filed document, including this prospectus, shall modify or supercede that statement. Any statement so modified or superceded shall not be deemed, except as so modified or superceded, to constitute part of this prospectus.

The Company will furnish, without charge, to each person to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of the document referred to above which has been incorporated by reference in this prospectus, other than exhibits to such document (unless such exhibits are specifically incorporated by reference in this prospectus). Requests for such document should be directed to the Secretary, Sun Life Assurance Company of Canada (U.S.), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481, telephone (800) 225-3950.

Registration Statements

This prospectus is part of a registration statement that has been filed with the Securities and Exchange Commission under the Securities Act of 1933 with respect to the Policy. It does not contain all of the information set forth in the registration statement and the exhibits filed as part of the registration statement. You should refer to the registration statement for further information concerning the Variable Account, Sun Life of Canada (U.S.), the mutual fund investment options and the Policy.

Financial Statements

Our financial statements, provided in the Statement of Additional Information,, which are included in this prospectus, should be considered only as bearing on our ability to meet our obligations with respect to the death benefit and our assumption of the mortality and expense risks. They should not be considered as bearing on the investment performance of the Fund shares held in the Variable Account. Instructions on how to obtain the Statement of Additional Information are provided on the last page of this prospectus.

Appendix A
Glossary of Policy Terms

Account Value-The sum of the amounts in each Sub-Account of the Variable Account and the Fixed Account Option with respect to a Policy.

Anniversary-The same day in each succeeding year as the day of the year corresponding to the policy date.

Attained Age-The Insured's Issue Age plus the number of completed Policy Years.

Business Day-Any day that we are open for business.

Cash Value-Account Value less any surrender charges.

Cash Surrender Value-The Cash Value decreased by the balance of any outstanding Policy Debt.

Class-The risk and underwriting classification of the Insured.

Due Proof-Such evidence as we may reasonably require in order to establish that a benefit is due and payable.

Effective Date of Coverage-Initially, the Investment Start Date; with respect to any increase in the Specified Face Amount, the Anniversary that falls on or next follows the date we approve the supplemental application for that increase; with respect to any decrease in the Specified Face Amount, the Monthly Anniversary Day that falls on or next follows the date we receive your request.

Expense Charges Applied to Premium-A percentage charge deducted from each premium payment.

Fixed Account Option-The portion of the Account Value funded by assets invested in our general account.

Fund-A mutual fund portfolio in which a Sub-Account invests.

Initial Premium-The amount necessary to put the coverage in force.

Insured-The person on whose life a Policy is issued.

Investment Options-The investment choices consisting of the Sub-Accounts and the Fixed Account Option.

Investment Start Date-The date the first premium is applied, which will be the later of the Issue Date, the policy date or the Valuation Date we receive a premium equal to or in excess of the Minimum Initial Premium.

Issue Age-The Insured's age as of the Insured's birthday nearest the policy date.

Issue Date-The date we produce a Policy from our system as specified in the Policy.

Monthly Anniversary Day-The same day in each succeeding month as the day of the month corresponding to the policy date.

Monthly Cost of Insurance-A deduction made on a monthly basis for the insurance coverage provided by the Policy.

Monthly Expense Charge-A per Policy deduction made on a monthly basis for administration and other expenses.

Mortality and Expense Risk Charge-The annual rate deducted monthly from the Account Value for the mortality and expense risk we assume by issuing the Policy.

Policy Application-The application for a Policy, a copy of which is attached to and incorporated in the Policy.

Policy Debt-The principal amount of any outstanding loan against the Policy, plus accrued but unpaid interest on such loan.

Policy Month-A Policy Month is a one-month period commencing on the policy date or any Monthly Anniversary Day and ending on the next Monthly Anniversary Day.

Policy Proceeds-The amount determined in accordance with the terms of the Policy which is payable at the death of the Insured. This amount is the death benefit, decreased by the amount of any outstanding Policy Debt and any unpaid charges and deductions, and increased by the amounts payable under any supplemental benefits.

Policy Year-A Policy Year is a one-year period commencing on the policy date or any Anniversary and ending on the next Anniversary.

Principal Office-Sun Life Assurance Company of Canada (U.S.), One Sun Life Executive Park, Wellesley Hills, Massachusetts, 02481, or such other address as we may hereafter specify to you by written notice.

Processing Date-The first Valuation Date on or next following a Monthly Anniversary Day.

Specified Face Amount-The amount of life insurance coverage you request as specified in theyour Policy.

Sub-Accounts-Sub-accounts into which the assets of the Variable Account are divided, each of which corresponds to an investment choice available to you.

Unit-A unit of measurement that we use to calculate the value of each Sub-Account.

Unit Value-The value of each Unit of assets in a Sub-Account.

Valuation Date-Any day that benefits vary and on which we, the applicable Fund, and the New York Stock Exchange are open for business and any other day as may be required by the applicable rules and regulations of the Securities and Exchange Commission.

Valuation Period-The period of time from one determination of Unit Values to the next following determination of Unit Values. We will determine Unit Values for each Valuation Date as of the close of the New York Stock Exchange on that Valuation Date.

Variable Account-Sun Life of Canada (U.S.) Variable Account I.

Appendix B
Table of Death Benefit Percentages

Age	Applicable Percentage	Age	Applicable Percentage
20	250%	60	130%
21	250%	61	128%
22	250%	62	126%
23	250%	63	124%
24	250%	64	122%
25	250%	65	120%
26	250%	66	119%
27	250%	67	118%
28	250%	68	117%
29	250%	69	116%
30	250%	70	115%
31	250%	71	113%
32	250%	72	111%
33	250%	73	109%
34	250%	74	107%
35	250%	75	105%
36	250%	76	105%
37	250%	77	105%
38	250%	78	105%
39	250%	79	105%
40	250%	80	105%
41	243%	81	105%
42	236%	82	105%
43	229%	83	105%
44	222%	84	105%
45	215%	85	105%
46	209%	86	105%
47	203%	87	105%
48	197%	88	105%
49	191%	89	105%
50	185%	90	105%
51	178%	91	104%
52	171%	92	103%
53	164%	93	102%
54	157%	94	101%
55	150%	95+	100%
56	146%
57	142%
58	138%
59	134%

TABLE 3

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

FUTURITY ACCUMULATOR VARIABLE UNIVERSAL LIFE INSURANCE

Male, Preferred, Age 35, Nontobacco

$250,000 SPECIFIED FACE AMOUNT

ANNUAL PREMIUM: $ 3,000.00

DEATH BENEFIT OPTION A

GUARANTEED POLICY CHARGES

Appendix C
Privacy Policy

Introduction

At the Sun Life Financial group of companies, protecting your privacy is important to us. Whether you are an existing customer or considering a relationship with us, we recognize that you have an interest in how we may collect, use and share information about you.

Sun Life Financial has a long tradition of safeguarding the privacy of its customers' information. We understand and appreciate the trust and confidence you place in us, and we take seriously our obligation to maintain the confidentiality and security of your personal information.

We invite you to review this Privacy Policy which outlines how we use and protect that information.

Collection of Nonpublic Personal Information by Sun Life Financial

Collecting personal information from you is essential to our ability to offer you high-quality investment, retirement and insurance products. When you apply for a product or service from us, we need to obtain information from you to determine whether we can provide it to you. As part of that process, we may collect information about you, known as nonpublic personal information, from the following sources:
o	Information we receive from you on applications or other forms, such as your name, address, social security number and date of birth;
o	Information about your transactions with us, our affiliates or others, such as other life insurance policies or annuities that you may own; and
o	Information we receive from a consumer reporting agency, such as a credit report.

Limited Use and Sharing of Nonpublic Personal Information by Sun Life Financial

We use the nonpublic personal information we collect to help us provide the products and services you have requested and to maintain and service your accounts. Once we obtain nonpublic personal information from you, we do not disclose it to any third party except as permitted or required by law.

We may share your nonpublic personal information within Sun Life Financial to help us develop innovative financial products and services and to allow our member companies to inform you about them. The Sun Life Financial group of companies provides a wide variety of financial products and services including individual life insurance, individual fixed and variable annuities and group life, disability, and medical stop-loss insurance.

We also may disclose your nonpublic personal information to companies that help in conducting our business or perform services on our behalf, or to other financial institutions with which we have joint marketing agreements. Sun Life Financial is highly selective in choosing these companies, and we require them to comply with strict standards regarding the security and confidentiality of our customers' nonpublic personal information. These companies may use and disclose the information provided to them only for the purpose for which it is provided, as permitted by law.

There also may be times when Sun Life Financial is required to disclose its customers' nonpublic personal information, such as when complying with federal, state or local laws, when responding to a subpoena, or when complying with an inquiry by a governmental agency or regulator.

Our Treatment of Information About Former Customers

Our protection of your nonpublic personal information extends beyond the period of your customer relationship with us. If your customer relationship with us ends, we will not disclose your information to nonaffiliated third parties other than as permitted or required by law.

Security of Your Nonpublic Personal Information

We maintain physical, electronic and procedural safeguards that comply with federal and state regulations to safeguard your nonpublic personal information from unauthorized use or improper access.

Employee Access to Your Nonpublic Personal Information

We restrict access to your nonpublic personal information to those employees who have a business need to know that information in order to provide products or services to you or to maintain your accounts. Our employees are governed by a strict code of conduct and are required to maintain the confidentiality of customer information.

The following Sun Life Financial member companies have adopted this Notice:
Insurance Companies	Distributors/Broker-Dealers/Underwriters

Sun Life Assurance Company of Canada	Clarendon Insurance Agency, Inc
Sun Life Assurance Company of Canada (U.S.)	IFMG of Oklahoma, Inc.
Sun Life Insurance and Annuity Company of New York	IFS Agencies, Inc.
Independence Life and Annuity Company	IFS Agencies of Alabama, Inc.
Keyport Benefit Life Insurance Company	IFS Agencies of New Mexico, Inc.
Keyport Life Insurance Company	IFS Insurance Agencies of Ohio, Inc.
(including the separate accounts of these companies)	IFS Insurance Agencies of Texas, Inc.
Independent Financial Marketing Group, Inc.
Keyport Financial Services Corp.
Liberty Securities Corporation
LSC Insurance Agency of Arizona, Inc.
LSC Insurance Agency of Nevada, Inc.
LSC Insurance Agency of New Mexico, Inc.

The SAI includes additional information about Sun Life of Canada (U.S.) Variable Account I and is incorporated herein by reference. The SAI and personalized illustrations of death benefits, cash surrender values and cash values are available upon request, at no charge. You may make inquiries about the Policy, request an SAI and request a personalized illustration by calling 1-800-700-6554.

You can review and copy the complete registration statement (including the SAI) which contains additional information about us, the Policy and the Variable Account at the SEC's Public Reference Room in Washington, D.C. To find out more about this public service, call the Securities and Exchange Commission at 202-942-80901-800-SEC-0330. Reports and other information about the Policy and its mutual fund investment options are also available on the SEC's website (www.sec.gov), or you can receive copies of this information, for a duplication fee, by writing the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, D.C. 20549-01026009.

Investment Company Act File No. 811-09137
PART B
STATEMENT OF ADDITIONAL INFORMATION
FUTURITY ACCUMULATOR II VUL
VARIABLE UNIVERSAL LIFE POLICY
SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT I

December 31, 2002

This Statement of Additional Information (SAI) is not a prospectus but it relates to, and should be read in conjunction with, the Futurity Accumulator II Variable Universal Life Insurance prospectus, dated December 31, 2002. The SAI is incorporated by reference into the prospectus. The prospectus is available, at no charge, by writing Sun Life Assurance Company of Canada (U.S.)("the Company") at One Sun Life Executive Park, Wellesley Hills, MA 02481 or calling 1-800-700-6554.

TABLE OF CONTENTS

THE COMPANY AND THE VARIABLE ACCOUNT	2
CUSTODIAN	2
ACCOUNTANTS	2
DISTRIBUTION AND UNDERWRITING OF POLICY	2
THE POLICY	2
FINANCIAL STATEMENTS OF SEPARATE ACCOUNT I	4
FINANCIAL STATEMENTS OF THE COMPANY	32

THE COMPANY AND THE VARIABLE ACCOUNT

The Company is a stock life insurance company incorporated under the laws of Delaware on January 12, 1970. Our executive office mailing address is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. We do business in 50 states and the District of Columbia and we have an insurance company subsidiary that does business in New York. We are an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada ("Sun Life (Canada)"). Sun Life (Canada) completed its demutualization on March 22, 2000. As a result of the demutualization, a new holding company, Sun Life Financial Services of Canada, Inc. ("Sun Life Financial"), is now the ultimate parent of Sun Life (Canada) and the Company.

Sun Life of Canada (U.S.) Variable Account I was established in accordance with Delaware law on December 1, 1998 and is registered as a unit investment trust.

CUSTODIAN

We are the Custodian of the assets of the Variable Account. We will purchase Fund shares at net asset value in connection with amounts allocated to the Sub-Accounts in accordance with your instructions, and we will redeem Fund shares at net asset value for the purpose of meeting the contractual obligations of the Variable Account, paying charges relative to the Variable Account or making adjustments for reserves held in the Variable Account.

ACCOUNTANTS

The Financial Statements of Sun Life Assurance Company of Canada (U.S.) and Sun Life of Canada (U.S.) Variable Account I for the year ended December 31, 2001 included in this Statement of Additional Information have been audited by Deloitte and Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

DISTRIBUTION AND UNDERWRITING OF THE POLICY

Policies, offered on a continuous basis, are sold by licensed insurance agents in those states where the Policy may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into distribution agreements with the Company and the general distributor and principal underwriter of the Policies, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. Clarendon is a wholly-owned subsidiary of the Company. Clarendon is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Clarendon also acts as the general distributor of annuity contracts issued by the Company and its wholly-owned subsidiary, Sun Life Insurance and Annuity Company of New York, and other variable life insurance policies issued by the Company.

We may pay registered broker-dealers commissions in connection with sales of the Policy. Gross first year commissions plus any expense allowance payments may vary with the sales agreement with broker-dealers depending on the particular circumstances, but are not expected to exceed 95% of the target premium, plus 4% of any excess premium payments. Target premium varies based on the Insured's age, sex and rating class. Gross renewal commission in Policy Years 2 through 10 will not exceed 4% of actual premium payments and will not exceed 1% in Policy Years 11 and thereafter. In addition, we may also pay override payments, expense allowance, bonuses, wholesaler fees and training allowance. In Policy Year 3 and thereafter, 0.10% of the Account Value of the Sub-Account per annum will be paid to broker-dealers.

THE POLICY

To apply for a Policy, you must submit an application to our Principal Office. We will then follow underwriting procedures designed to determine the insurability of the proposed Insured. We offer the Policy on a regular (or medical) underwriting and simplified underwriting basis. We may require medical examinations and further information before the proposed application is approved. Simplified underwriting is available to certain groups of insureds, with all Insureds meeting certain other underwriting requirements. We must pre-approve any simplified underwriting arrangements. Proposed Insureds must be acceptable risks based on our underwriting limits and standards. A Policy cannot be issued until the underwriting process has been completed to our satisfaction. We reserve the right to reject an application that does not meet our underwriting requirements or to apply extra charges for the underwriting classification for an Insured which will result in increased Monthly Cost of Insurance charges. The cost of insurance charges are based on the 1980 Commissioner's Standard Ordinary Mortality Table.

Expense Charges Applied to Premium. We deduct charges from each premium payment for our federal, state and local tax obligations. The current charge is 5.25%. The guaranteed maximum charge is 7.25%.

Increase in Face Amount. After the first policy anniversary, you may request an increase in the Specified Face Amount. You must provide satisfactory evidence of the Insured's insurability. Once requested, an increase will become effective at the next policy anniversary following our approval of your request. The Policy does not allow for an increase if the Insured's Attained Age is greater than 80 on the effective date of the increase.

If there are increases in the Specified Face Amount other than increases caused by changes in the death benefit option, the cost of insurance charge is determined separately for the initial Specified Face Amount and each increase in the Specified Face Amount. In calculating the net amount at risk, your Account Value will first be allocated to the initial death benefit and then to each increase in the Specified Face Amount in the order in which the increases were made.

Sun Life of Canada (U.S.) Variable Account I

Statement of Condition - December 31, 2001
Assets:	Shares	Cost	Value
Investments in mutual funds:
AIM Variable Insurance Funds, Inc.
V.I. Capital Appreciation Fund (''AIM1'')	21,780	$ 539,641	$ 473,056
V.I. Growth Fund (''AIM2'')	32,378	619,152	530,026
V.I. Growth and Income Fund (''AIM3'')	45,564	1,136,114	920,395
V.I. International Equity Fund (''AIM4'')	69,062	1,200,115	1,029,717
V.I. Value Fund (''AIM5'')	6,834	159,846	159,584
The Alger American Fund
Growth Portfolio (''AL1'')	25,749	1,137,479	946,790
Income and Growth Portfolio (''AL2'')	30,699	345,610	324,490
Small Capitalization Portfolio (''AL3'')	6,912	136,711	114,394
Goldman Sachs Variable Insurance Trust
CORE Large Cap Growth Fund (''GS1'')	30,821	342,034	268,452
CORE Small Cap Equity Fund (''GS2'')	4,909	50,204	53,216
CORE US Equity Fund (''GS3'')	19,250	215,381	210,591
Growth and Income Fund (''GS4'')	8,624	80,945	80,460
International Equity Fund (''GS5'')	28,887	321,730	259,695
MFS/Sun Life Series Trust
Capital Appreciation Series (''CAS'')	21,192	563,399	423,276
Massachusetts Investors Trust Series (''CGS'')	42,832	1,126,432	1,152,888
Emerging Growth Series (''EGS'')	41,777	819,017	666,799
Government Securities Series (''GGS'')	64,747	849,484	859,643
High Yield Series (''HYS'')	47,783	341,331	336,648
Massachusetts Investors Growth Stock Series (''MIS'')	58,555	673,539	567,902
New Discovery Series (''NWD'')	36,200	499,167	510,243
Total Return Series (''TRS'')	62,226	1,156,785	1,117,139
Utilities Series (''UTS'')	26,235	433,870	330,863
OCC Accumulation Trust
Equity Portfolio (''OP1'')	27,560	931,303	912,784
Mid Cap Portfolio (''OP2'')	19,475	250,970	262,138
Small Cap Portfolio (''OP3'')	16,353	475,145	527,542
Managed Portfolio (''OP4'')	1,163	49,250	46,691
Sun Capital Advisers Trust
Sun Capital Money Market Fund (''SCA1'')	1,639,184	1,639,184	1,639,184
Sun Capital Investment Grade Bond Fund (''SCA2'')	76,545	746,965	741,152
Sun Capital Real Estate Fund (''SCA3'')	23,415	273,609	277,402
Sun Capital Select Equity Fund (''SCA4'')	35,905	359,602	328,154
Sun Capital Blue Chip Mid-Cap Fund (''SCA5'')	61,365	790,670	826,917
Sun Capital Investors Foundation Fund (''SCA6'')	18,729	178,694	167,078
Sun Capital Davis Venture Value Fund (''SCA7'')	4,492	38,494	39,256
Sun Capital Davis Financial Fund (''SCA8'')	3,191	32,499	33,468
Sun Capital Value Equity Fund (''SCA9'')	17,502	189,575	183,228
Sun Capital Value Mid Cap Fund (''SCA '')	2,722	26,120	29,897
Sun Capital Value Small Cap Fund (''SCB'')	11,043	131,543	141,583
Sun Capital Value Managed Fund (''SCC'')	1,490	15,344	15,631
Sun Capital Neuberger Berman Mid Cap Value Fund (''SCH'')	1,941	17,912	19,139
Sun Capital Neuberger Berman Mid Cap Growth Fund (''SCI'')	6,738	55,030	58,947

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statement of Condition - December 31, 2001 - continued
	Shares	Cost	Value
INVESCO Variable Investments Funds, Inc.
VIF Dynamics Fund (''IV1'')	3,545	$ 41,503	$ 44,460
VIF Small Company Growth Fund (''IV2'')	3,003	40,096	44,201
Alliance Variable Products Series Fund, Inc.
VP Technology Portfolio (''AN2'')	4,057	63,551	69,580
VP Growth and Income Portfolio (''AN3'')	3,294	71,897	72,570
Fidelity Variable Insurance Products Fund
Fidelity VIP Index 500 Portfolio (''FL4'')	8,922	1,087,843	1,159,303
Fidelity VIP Money Market Portfolio (''FL5'')	6,142,754	6,142,754	6,142,754
Fidelity VIP ContrafundTM Portfolio (''FL6'')	8,682	168,434	174,157
Fidelity VIP Overseas Portfolio (''FL7'')	4,194	57,763	58,002
Fidelity VIP Growth Portfolio (''FL8'')	3,049	98,570	102,093
Net Assets		$26,722,306	$25,453,578

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statement of Condition - December 31, 2001 - continued
	Units	Unit Value	Value
Net Assets Applicable to Contract Owners:
Futurity Variable Universal Life Contracts - Level 1:
AIM Variable Insurance Funds, Inc.
V.I. Capital Appreciation Fund (''AIM1'')	37,477	$ 8.9518	$ 335,484
V.I. Growth Fund (''AIM2'')	59,803	6.2384	373,075
V.I. Growth and Income Fund (''AIM3'')	50,579	7.6755	388,221
V.I. International Equity Fund (''AIM4'')	64,397	8.0931	521,172
The Alger American Fund
Growth Portfolio (''AL1'')	40,930	8.7246	357,102
Income and Growth Portfolio (''AL2'')	16,915	11.1531	188,653
Small Capitalization Portfolio (''AL3'')	13,006	6.7692	88,038
Goldman Sachs Variable Insurance Trust
CORE Large Cap Growth Fund (''GS1'')	31,643	7.2043	227,968
CORE Small Cap Equity Fund (''GS2'')	3,486	11.9792	41,765
CORE US Equity Fund (''GS3'')	8,733	8.5908	75,020
Growth and Income Fund (''GS4'')	8,653	8.4980	73,535
International Equity Fund (''GS5'')	13,564	8.1467	110,503
MFS/Sun Life Series Trust
Capital Appreciation Series (''CAS'')	37,028	8.2440	305,260
Massachusetts Investors Trust Series (''CGS'')	17,437	8.5856	149,704
Emerging Growth Series (''EGS'')	54,717	8.2260	450,096
Government Securities Series (''GGS'')	34,641	11.8742	411,339
High Yield Series (''HYS'')	15,930	9.5552	152,215
Massachusetts Investors Growth Stock Series (''MIS'')	53,354	8.6030	459,005
New Discovery Series (''NWD'')	19,678	14.3770	282,914
Total Return Series (''TRS'')	64,682	11.3940	736,986
Utilities Series (''UTS'')	27,176	9.7276	264,358
OCC Accumulation Trust
Equity Portfolio (''OP1'')	21,994	9.7826	215,158
Mid Cap Portfolio (''OP2'')	14,254	15.9368	227,166
Small Cap Portfolio (''OP3'')	15,742	14.8590	233,908
Managed Portfolio (''OP4'')	3,537	10.3233	36,516
Sun Capital Advisers Trust
Sun Capital Money Market Fund (''SCA1'')	101,211	10.9926	1,112,570
Sun Capital Investment Grade Bond Fund (''SCA2'')	26,429	11.5992	306,555
Sun Capital Real Estate Fund (''SCA3'')	11,819	14.1334	167,045
Sun Capital Select Equity Fund (''SCA4'')	27,384	9.4179	257,899
Sun Capital Blue Chip Mid-Cap Fund (''SCA5'')	29,141	15.1340	441,022
Sun Capital Investors Foundation Fund (''SCA6'')	7,704	9.5638	73,680
Net Assets Applicable to Contract Holders			$9,063,932

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statement of Condition - December 31, 2001 - continued
	Units	Unit Value	Value
Net Assets Applicable to Contract Owners:
Futurity Survivorship Variable Universal Life Contracts - Level 2:
AIM Variable Insurance Funds, Inc.
V.I. Capital Appreciation Fund (''AIM1'')	6,519	$ 7.1213	$ 46,422
V.I. Growth Fund (''AIM2'')	12,414	5.2580	65,271
V.I. Growth and Income Fund (''AIM3'')	67,054	6.8204	457,330
V.I. International Equity Fund (''AIM4'')	34,748	6.5744	228,445
The Alger American Fund
Growth Portfolio (''AL1'')	48,192	7.6308	367,739
Income and Growth Portfolio (''AL2'')	7,908	8.6431	68,353
Small Capitalization Portfolio (''AL3'')	2,832	5.9705	16,911
Goldman Sachs Variable Insurance Trust
CORE Large Cap Growth Fund (''GS1'')	2,960	6.3268	18,728
CORE Small Cap Equity Fund (''GS2'')	879	11.6444	10,241
CORE US Equity Fund (''GS3'')	13,910	8.2701	115,040
Growth and Income Fund (''GS4'')	683	8.8948	6,072
International Equity Fund (''GS5'')	21,108	7.0318	148,424
MFS/Sun Life Series Trust
Capital Appreciation Series (''CAS'')	1,791	7.0162	12,566
Massachusetts Investors Trust Series (''CGS'')	6,565	8.7234	57,271
Emerging Growth Series (''EGS'')	11,591	5.5742	64,612
Government Securities Series (''GGS'')	10,850	11.6117	125,985
High Yield Series (''HYS'')	6,843	9.4288	64,520
Massachusetts Investors Growth Stock Series (''MIS'')	7,372	7.2021	53,094
New Discovery Series (''NWD'')	7,264	10.3189	74,960
Total Return Series (''TRS'')	10,296	11.6752	120,209
Utilities Series (''UTS'')	4,398	8.1298	35,758
OCC Accumulation Trust
Equity Portfolio (''OP1'')	64,948	10.7264	696,656
Mid Cap Portfolio (''OP2'')	2,601	12.7340	33,126
Small Cap Portfolio (''OP3'')	19,176	15.2403	292,251
Managed Portfolio (''OP4'')	855	10.6822	9,133
Sun Capital Advisers Trust
Sun Capital Money Market Fund (''SCA1'')	49,119	10.7090	526,022
Sun Capital Investment Grade Bond Fund (''SCA2'')	8,582	11.4493	98,257
Sun Capital Real Estate Fund (''SCA3'')	2,445	13.5354	33,095
Sun Capital Select Equity Fund (''SCA4'')	3,958	7.7084	30,512
Sun Capital Blue Chip Mid-Cap Fund (''SCA5'')	12,454	11.5847	144,274
Sun Capital Investors Foundation Fund (''SCA6'')	9,039	8.8970	80,424
Net Assets Applicable to Contract Holders			$4,101,701

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statement of Condition - December 31, 2001 - continued
	Units	Unit Value	Value
Net Assets Applicable to Contract Owners:
Futurity Variable Universal Life Contracts - Level 3:
AIM Variable Insurance Funds, Inc.
V.I. Capital Appreciation Fund (''AIM1'')	10,668	$ 8.4052	$ 89,669
V.I. Growth Fund (''AIM2'')	10,798	8.4327	91,056
V.I. Growth and Income Fund (''AIM3'')	9,082	8.1592	74,103
V.I. International Equity Fund (''AIM4'')	32,874	8.4862	278,970
V.I. Value Fund (''AIM5'')	18,318	8.7119	159,584
The Alger American Fund
Growth Portfolio (''AL1'')	26,440	8.3638	221,142
Income and Growth Portfolio (''AL2'')	7,622	8.7057	66,351
Small Capitalization Portfolio (''AL3'')	1,060	8.3080	8,803
Goldman Sachs Variable Insurance Trust
CORE Large Cap Growth Fund (''GS1'')	2,535	8.3329	21,124
CORE US Equity Fund (''GS3'')	2,302	8.7568	20,160
MFS/Sun Life Series Trust
Capital Appreciation Series (''CAS'')	12,869	8.1245	104,551
Massachusetts Investors Trust Series (''CGS'')	107,830	8.7630	944,915
Emerging Growth Series (''EGS'')	19,296	7.8350	151,185
Government Securities Series (''GGS'')	30,657	10.4815	321,334
High Yield Series (''HYS'')	12,287	9.6974	119,151
Massachusetts Investors Growth Stock Series (''MIS'')	6,737	8.2977	55,900
New Discovery Series (''NWD'')	16,426	9.1851	150,875
Total Return Series (''TRS'')	26,638	9.7290	259,165
Utilities Series (''UTS'')	3,907	7.6101	29,735
Sun Capital Advisers Trust
Sun Capital Investment Grade Bond Fund (''SCA2'')	32,298	10.3754	335,100
Sun Capital Real Estate Fund (''SCA3'')	6,813	11.1390	75,894
Sun Capital Select Equity Fund (''SCA4'')	4,400	8.8207	38,811
Sun Capital Blue Chip Mid-Cap Fund (''SCA5'')	25,566	9.4068	240,493
Sun Capital Investors Foundation Fund (''SCA6'')	1,351	8.8785	11,997
Sun Capital Davis Venture Value Fund (''SCA7'')	4,374	8.9758	39,256
Sun Capital Davis Financial Fund (''SCA8'')	3,681	9.0939	33,473
Sun Capital Value Equity Fund (''SCA 9'')	20,381	8.9908	183,241
Sun Capital Value Mid Cap Fund (''SCA '')	3,015	9.9136	29,886
Sun Capital Value Small Cap Fund (''SCB'')	13,936	10.1591	141,573
Sun Capital Value Managed Fund (''SCC'')	1,740	8.9868	15,634
Sun Capital Neuberger Berman Mid Cap Value Fund (''SCH'')	2,023	9.4579	19,134
Sun Capital Neuberger Berman Mid Cap Growth Fund (''SCI'')	7,284	8.0944	58,956
INVESCO Variable Investments Funds, Inc.
VIF Dynamics Fund (''IV1'')	5,772	7.7027	44,460
VIF Small Company Growth Fund (''IV2'')	5,354	8.2557	44,202
Alliance Variable Products Series Fund, Inc.
VP Technology Portfolio (''AN2'')	9,098	7.6482	69,580
VP Growth and Income Portfolio (''AN3'')	8,044	9.0215	72,570

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statement of Condition - December 31, 2001 - continued
	Units	Unit Value	Value
Fidelity Variable Insurance Products Fund
Fidelity VIP Index 500 Portfolio (''FL4'')	131,695	$ 8.8029	$ 1,159,303
Fidelity VIP Money Market Portfolio (''FL5'')	602,506	10.1954	6,142,786
Fidelity VIP ContrafundTM Portfolio (''FL6'')	18,735	9.2956	174,157
Fidelity VIP Overseas Portfolio (''FL7'')	7,279	8.0972	58,938
Fidelity VIP Growth Portfolio (''FL8'')	12,198	8.4226	102,742
Net Assets Applicable to Contract Holders			$12,259,959
Net Assets Applicable to Sponsor			$ 27,986
Total Net Assets			$25,453,578

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Operations For the Years Ended December 31, 2001, 2000 and 1999
	AIM1 Sub-Account			AIM2 Sub-Account
	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)
Income:
Dividend income	$-	$-	$-	$ 1,255	$ 25	$ 2
Realized and unrealized gains (losses) on investment
transactions:
Realized gains (losses) on sale of fund shares	$ (52,274)	$ (281)	$-	$ (88,749)	$ (2,895)	$-
Realized gain distributions	38,173	3,097	28	-	8,754	40
Net realized gains (losses)	$ (14,101)	$ 2,816	$ 28	$ (88,749)	$ 5,859	$ 40
Change in unrealized appreciation (depreciation) during year	$ (49,436)	$ (17,451)	$ 302	$ (24,652)	$ (64,642)	$ 168
Increase (Decrease) in Net Assets from Operations	$ (63,537)	$ (14,635)	$ 330	$ (112,146)	$ (58,758)	$ 210
	AIM3 Sub-Account			AIM4 Sub-Account
	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)
Income:
Dividend income	$ 457	$ 650	$ 6	$ 3,229	$ 768	$ 9
Realized and unrealized gains (losses) on investment
transactions:
Realized gains (losses) on sale of fund shares	$ (76,544)	$ (786)	$-	$ (35,996)	$ (4,803)	$-
Realized gain distributions	-	14,002	4	25,253	19,671	39
Net realized gains (losses)	$ (76,544)	$ 13,216	$ 4	$ (10,743)	$ 14,868	$ 39
Change in unrealized appreciation (depreciation) during year	$ (97,241)	$ (118,650)	$ 172	$ (123,811)	$ (47,025)	$ 438
Increase (Decrease) in Net Assets from Operations	$(173,328)	$ (104,784)	$ 182	$ (131,325)	$ (31,389)	$ 486
(a) For the period from August 25, 1999 (commencement of operations) through December 31, 1999

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Operations - For the Years Ended December 31, 2001, 2000 and 1999 - continued
AIM5 Sub-Account		AL1 Sub-Account
Year Ended December 31, 2001 (b)		Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)
Income:
Dividend income	$ 207	$ 1,316	$-	$-
Realized and unrealized gains (losses) on investment transactions:
Realized gains (losses) on sale of fund shares	$ (232)	$ (33,988)	$ (2,884)	$-
Realized gain distributions	3,146	71,385	4,985	-
Net realized gains (losses)	$ 2,914	$ 37, 397	$ 2,101	$-
Change in unrealized appreciation (depreciation) during year	$ (262)	$ (112,584)	$ (78,284)	$ 179
Increase (Decrease) in Net Assets from Operations	$ 2,859	$ (73,871)	$ (76,183)	$ 179
	AL2 Sub-Account			AL3 Sub-Account
	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)
Income:
Dividend income	$ 583	$-	$-	$ 42	$-	$-
Realized and unrealized gains (losses) on investment
transactions:
Realized gains (losses) on sale of fund shares	$ (11,700)	$ (262)	$-	$ (7,025)	$ (498)	$-
Realized gain distributions	11,036	541	-	-	2,476	-
Net realized gains (losses)	$ (664)	$ 279	$-	$ (7,025)	$ 1,978	$-
Change in unrealized appreciation (depreciation) during year	$ (19,945)	$ (1,515)	$ 340	$ (14,825)	$ (7,832)	$ 340
Increase (Decrease) in Net Assets from Operations	$ (20,026)	$ (1,236)	$ 340	$ (21,808)	$ (5,854)	$ 340
(a) For the period from August 25, 1999 (commencement of operations) through December 31, 1999
(b) For the period May 1, 2001 (commencement of operations of Sub-Account) through December 31, 2001.

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Operations - For the Years Ended December 31, 2001, 2000 and 1999 - continued
	GS1 Sub-Account			GS2 Sub-Account
	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)
Income:
Dividend income	$ 78	$ 977	$ 1	$ 151	$ 15	$ 3
Realized and unrealized gains (losses) on investment
transactions:
Realized gains (losses) on sale of fund shares	$ (31,752)	$ (2,045)	$-	$ (555)	$ 7	$-
Realized gain distributions	111	14,673	-	-	109	-
Net realized gains (losses)	$ (31,641)	$ 12,628	$-	$ (555)	$ 116	$-
Change in unrealized appreciation (depreciation) during year	$ (6,931)	$ (66,841)	$ 190	$ 2,996	$ (125)	$ 141
Increase (Decrease) in Net Assets from Operations	$ (38,494)	$ (53,236)	$ 191	$ 2,592	$ 6	$ 141
	GS3 Sub-Account			GS4 Sub-Account
	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)
Income:
Dividend income	$ 476	$ 202	$ 4	$ 383	$ 68	$ 11
Realized and unrealized gains (losses) on investment
transactions:
Realized gains (losses) on sale of fund shares	$ (1,622)	$ (441)	$-	$ (2,011)	$ 335	$-
Realized gain distributions	-	181	12	-	-
Net realized gains (losses)	$ (1,622)	$ (260)	$ 12	$ (2,011)	$ 335	$-
Change in unrealized appreciation (depreciation) during year	$ (2,944)	$ (1,934)	$ 88	$ 612	$ (1,085)	$ (12)
Increase (Decrease) in Net Assets from Operations	$ (4,090)	$ (1,992)	$ 104	$ (1,016)	$ (682)	$ (1)
(a) For the period from August 25, 1999 (commencement of operations) through December 31, 1999

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Operations - For the Years Ended December 31, 2001, 2000 and 1999 - continued
	GS5 Sub-Account			CAS Sub-Account
	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)
Income:
Dividend income	$ 3,784	$-	$ 15	$ 1,091	$-	$-
Realized and unrealized gains (losses) on investment
transactions:
Realized gains (losses) on sale of fund shares	(29,089)	(407)	-	$ (28,771)	(6)	-
Realized gain distributions	893	10,139	76	116,506	230	-
Net realized gains (losses)	$ (28,196)	$ 9,732	$ 76	$ 87,735	$ 224	$-
Change in unrealized appreciation (depreciation) during year	$ (32,311)	$ (29,859)	$ 135	$ (130,046)	$ (10,343)	$ 266
Increase (Decrease) in Net Assets from Operations	$ (56,723)	$ (20,127)	$ 226	$ (41,220)	$ (10,119)	$ 266
	CGS Sub-Account			EGS Sub-Account
	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)
Income:
Dividend income	$ 959	$ 8	$-	$-	$-	$-
Realized and unrealized gains (losses) on investment
transactions:
Realized gains (losses) on sale of fund shares	$ (18,574)	(9)	-	$ (91,582)	(1,615)	1,365
Realized gain distributions	10,457	69	-	62,261	8,344	(1,000)
Net realized gains (losses)	$ (8,117)	$ 60	$-	$ (29,321)	$ 6,729	$ 365
Change in unrealized appreciation (depreciation) during year	$ 26,326	$ 97	$ 33	$ (94,649)	$ (59,480)	$ 1,911
Increase (Decrease) in Net Assets from Operations	$ 19,168	$ 165	$ 33	$ (123,970)	$ (52,751)	$ 2,276
(a) For the period from August 25, 1999 (commencement of operations) through December 31, 1999

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Operations - For the Years Ended December 31, 2001, 2000 and 1999 - continued
	GGS Sub-Account			HYS Sub-Account
	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)
Income:
Dividend income	$ 16,235	$ 2,787	$-	$ 11,065	$ 1,731	$-
Realized and unrealized gains (losses) on investment
transactions:
Realized gains (losses) on sale of fund shares	8,457	(1,068)	-	(10,454)	(1,031)	-
Realized gain distributions	-	-	-	-	-	-
Net realized gains (losses)	$ 8,457	$ (1,068)	$-	$ (10,454)	$ (1,031)	$-
Change in unrealized appreciation (depreciation) during year	$ (155)	$ 10,314	$-	$ (3,070)	$ (1,636)	$ 23
Increase (Decrease) in Net Assets from Operations	$ 24,537	$ 12,033	$-	$ (2,459)	$ (936)	$ 23
	MIS Sub-Account			NWD Sub-Account
	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)
Income:
Dividend income	$ 551	$ 24	$-	$-	$-	$-
Realized and unrealized gains (losses) on investment
transactions:
Realized gains (losses) on sale of fund shares	(54,603)	486	171	(6,739)	445	-
Realized gain distributions	56,976	1,126	-	18,660	357	-
Net realized gains (losses)	$ 2,373	$ 1,612	$ 171	$ 11,921	$ 802	$-
Change in unrealized appreciation (depreciation) during year	$ (99,445)	$ (6,965)	$ 773	$ 9,116	$ 1,427	$ 533
Increase (Decrease) in Net Assets from Operations	$ (96,521)	$ (5,329)	$ 944	$ 21,037	$ 2,229	$ 533
(a) For the period from August 25, 1999 (commencement of operations) through December 31, 1999

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Operations - For the Years Ended December 31, 2001, 2000 and 1999 - continued
	TRS Sub-Account			UTS Sub-Account
	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)
Income:
Dividend income	$ 22,014	$ 172	$-	$ 9,696	$ 24	$ -
Realized and unrealized gains (losses) on investment
transactions:
Realized gains (losses) on sale of fund shares	(7,715)	(36)	(3)	(16,300)	71	-
Realized gain distributions	39,758	294	-	26,541	175	-
Net realized gains (losses)	$ 32,043	$ 258	$ (3)	$ 10,241	$ 246	$ -
Change in unrealized appreciation (depreciation) during year	$ (45,723)	$ 6,086	$ (9)	$(104,051)	$ 824	$ 220
Increase (Decrease) in Net Assets from Operations	$ 8,334	$ 6,516	$ (12)	$ (84,114)	$ 1,094	$ 220
	OP1 Sub-Account			OP2 Sub-Account
	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)
Income:
Dividend income	$ 3,909	$ 8	$-	$ 238	$ 125	$ 5
Realized and unrealized gains (losses) on investment
transactions:
Realized gains (losses) on sale of fund shares	4,848	534	-	$ (2,026)	$ 590	$-
Realized gain distributions	3,736	99	-	7,019	3,156	23
Net realized gains (losses)	$ 8,584	$ 633	$-	$ 4,993	$ 3,746	$ 23
Change in unrealized appreciation (depreciation) during year	$ (92,068)	$ 73,577	$ (28)	$ 10,952	$ 38	$ 178
Increase (Decrease) in Net Assets from Operations	$ (79,575)	$ 74,218	$ (28)	$ 16,183	$ 3,909	$ 206
(a) For the period from August 25, 1999 (commencement of operations) through December 31, 1999

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Operations - For the Years Ended December 31, 2001, 2000 and 1999 - continued
	OP3 Sub-Account			OP4 Sub-Account
	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)
Income:
Dividend income	$ 1,772	$ 6	$-	$ 58	$ 14	$-
Realized and unrealized gains (losses) on investment
transactions:
Realized gains (losses) on sale of fund shares	$ 4,089	$ 720	$-	$ (115)	$-	$-
Realized gain distributions	15,871	-	-	-	75	-
Net realized gains (losses)	$ 19,960	$ 720	$-	$ (115)	$ 75	$-
Change in unrealized appreciation (depreciation) during year	$ 15,506	$ 36,925	$ (34)	$ (2,573)	$ 9	$ 5
Increase (Decrease) in Net Assets from Operations	$ 37,238	$ 37,651	$ (34)	$ (2,630)	$ 98	$ 5
	SCA1 Sub-Account			SCA2 Sub-Account
	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)
Income:
Dividend income	$ 46,021	$ 10,897	$ 17	$ 22,734	$ 3,600	$ 22
Realized and unrealized gains (losses) on investment
transactions:
Realized gains (losses) on sale of fund shares	$-	$-	$-	$ 5,097	$ 599	$-
Realized gain distributions	-	-	-	-	-	-
Net realized gains (losses)	$-	$-	$-	$ 5,097	$ 559	$-
Change in unrealized appreciation (depreciation) during year	$-	$-	$-	$ (8,104)	$ 2,315	$ (24)
Increase (Decrease) in Net Assets from Operations	$ 46,021	$ 10,897	$ 17	$ 19,727	$ 6,474	$ (2)
(a) For the period from August 25, 1999 (commencement of operations) through December 31, 1999

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Operations - For the Years Ended December 31, 2001, 2000 and 1999 - continued
	SCA3 Sub-Account			SCA4 Sub-Account
	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)
Income:
Dividend income	$ 13,214	$ 2,012	$ 51	$ 1,811	$ 27	$-
Realized and unrealized gains (losses) on investment
transactions:
Realized gains (losses) on sale of fund shares	$ 6,550	$ 180	$-	$ (14,346)	$ (465)	$-
Realized gain distributions	3,891	304	-	-	2,138	-
Net realized gains (losses)	$ 10,441	$ 484	$-	$ (14,346)	$ 1,673	$-
Change in unrealized appreciation (depreciation) during year	$ 3,330	$ 542	$ (79)	$ (23,161)	$ (8,551)	$ 264
Increase (Decrease) in Net Assets from Operations	$ 26,985	$ 3,038	$ (28)	$ (35,696)	$ (6,851)	$ 264
	SCA5 Sub-Account			SCA6 Sub-Account
	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)
Income:
Dividend income	$-	$-	$-	$ 535	$ 33	$ 2
Realized and unrealized gains (losses) on investment
transactions:
Realized gains (losses) on sale of fund shares	$ (21,548)	$ 651	$-	$ (1,954)	$ (82)	$-
Realized gain distributions	-	12,139	38	-	1,498	-
Net realized gains (losses)	$ (21,548)	$ 12,790	$ 38	$ (1,954)	$ 1,416	$-
Change in unrealized appreciation (depreciation) during year	$ 47,525	$ (11,535)	$ 257	$ (9,936)	$ (1,800)	$ 120
Increase (Decrease) in Net Assets from Operations	$ 25,977	$ 1,255	$ 295	$ (11,355)	$ (351)	$ 122
(a) For the period from August 25, 1999 (commencement of operations) through December 31, 1999

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Operations - For the Years Ended December 31, 2001, 2000 and 1999 - continued
	SCA7 Sub-Account	SCA8 Sub-Account	SCA9 Sub-Account	SCA Sub-Account	SCB Sub-Account	SCC Sub-Account
	Year Ended December 31, 2001 (b)	Year Ended December 31, 2001 (b)	Year Ended December 31, 2001 (b)	Year Ended December 31, 2001 (b)	Year Ended December 31, 2001 (b)	Year Ended December 31, 2001 (b)
Income:
Dividend income	$ 173	$-	$ 851	$ 38	$ 23	$ 111
Realized and unrealized gains (losses) on investment
transactions:
Realized gains (losses) on sale of fund shares	$ (27)	$ (25)	$ (338)	$ (128)	$ (147)	$ 2
Realized gain distributions	-	-	5,968	-	1,349	69
Net realized gains (losses)	$ (27)	$ (25)	$ 5,630	$ (128)	$ 1,202	$ 71
Change in unrealized appreciation (depreciation) during year	$ 762	$ 969	$ (6,347)	$ 3,777	$ 10,040	$ 287
Increase (Decrease) in Net Assets from Operations	$ 908	$ 944	$ 134	$ 3,687	$ 11,265	$ 469
	SCH Sub-Account	SCI Sub-Account	IV1 Sub-Account	IV2 Sub-Account	AN2 Sub-Account	AN3 Sub-Account
	Year Ended December 31, 2001 (b)	Year Ended December 31, 2000 (b)	Year Ended December 31, 2000 (b)	Year Ended December 31, 2001 (b)	Year Ended December 31, 2001 (b)	Year Ended December 31, 2001 (b)
Income:
Dividend income	$ 63	$-	$-	$-	$-	$-
Realized and unrealized gains (losses) on investment
transactions:
Realized gains (losses) on sale of fund shares	$ (34)	$ (3,492)	$ (29)	$ (160)	$ 37	$ (46)
Realized gain distributions	-	-	-	-	-	-
Net realized gains (losses)	$ (34)	$ (3,492)	$ (29)	$ (160)	$ 37	$ (46)
Change in unrealized appreciation (depreciation) during year	$ 1,227	$ 3,917	$ 2,957	$ (4,105)	$ 6,029	$ 673
Increase (Decrease) in Net Assets from Operations	$ 1,256	$ 425	$ 2,928	$ (3,945)	$ 6,066	$ 627
(b) For the period May 1, 2001 (commencement of operations of Sub-Account) through December 31, 2001.

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Operations - For the Years Ended December 31, 2001, 2000 and 1999 - continued
	FL4 Sub-Account	FL5 Sub-Account	FL6 Sub-Account	FL7 Sub-Account	FL8 Sub-Account
	Year Ended December 31, 2001 (b)	Year Ended December 31, 2001 (b)	Year Ended December 31, 2001 (b)	Year Ended December 31, 2001 (b)	Year Ended December 31, 2001 (b)
Income:
Dividend income	$-	$ 30,496	$-	$-	$-
Realized and unrealized gains (losses) on investment
transactions:
Realized gains (losses) on sale of fund shares	$ (1,577)	$-	$ 129	$ (38)	$ 48
Realized gain distributions	-	-	-	-	-
Net realized gains (losses)	$ (1,577)	$-	$ 129	$ (38)	$ 48
Change in unrealized appreciation (depreciation) during year	$ 71,460	$-	$ 5,723	$ 239	$ 3,523
Increase (Decrease) in Net Assets from Operations	$ 69,883	$ 30,496	$ 5,852	$ 201	$ 3,571
(b) For the period May 1, 2001 (commencement of operations of Sub-Accounts) through December 31, 2001.

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets
	AIM1 Sub-Account			AIM2 Sub-Account
	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$-	$-	$-	$ 1,255	$ 25	$ 2
Net realized gains (losses)	(14,101)	2,816	28	(88,749)	5,859	40
Net unrealized gains (losses)	(49,436)	(17,451)	302	(24,652)	(64,642)	168
Net increase (decrease) in net assets from operations:	$ (63,537)	$ (14,635)	$ 330	$ (112,146)	$ (58,758)	$ 210
Contract Owner Transactions:
Accumulation Activity:
Purchase payments received	$ 75,920	$ 10,940	$ 1,000	$ 141,210	$ 5,003	$ 1,000
Net transfers between sub-accounts and fixed accounts	414,587	139,238	-	321,978	335,272	375
Withdrawals and surrenders	(33,372)	-	-	(20,741)	-	-
Mortality and expense risk charges	(1,899)	(238)	-	(2,149)	(500)	-
Charges for life insurance protection and monthly expense charge	(46,608)	(8,670)	-	(62,797)	(17,931)	-
Net increase (decrease) in net assets from contract owner activity	$ 408,628	$ 141,270	$ 1,000	$ 377,501	$ 321,844	$ 1,375
Total increase (decrease) in net assets	$ 345,091	$ 126,635	$ 1,330	$ 265,355	$ 263,086	$ 1,585
Net Assets
Beginning of period	127,965	1,330	-	264,671	1,585	-
End of period	$ 473,056	$ 127,965	$ 1,330	$ 530,026	$ 264,671	$ 1,585
	AIM3 Sub-Account			AIM4 Sub-Account
	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999 (a)
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$ 457	$ 650	$ 6	$ 3,229	$ 768	$ 9
Net realized gains (losses)	(76,544)	13,216	4	(10,743)	14,868	39
Net unrealized gains (losses)	(97,241)	(118,650)	172	(123,811)	(47,025)	438
Net increase (decrease) in net assets from operations:	$ (173,328)	$ (104,784)	$ 182	$ (131,325)	$ (31,389)	$ 486
Contract Owner Transactions:
Accumulation Activity:
Purchase payments received	$ 265,649	$ 56,135	$ 1,000	$ 272,398	$ 7,129	$ 1,000
Net transfers between sub-accounts and fixed accounts	414,146	542,458	-	659,076	379,130	749
Withdrawals and surrenders	-	-	-	(3,021)	-	-
Mortality and expense risk charges	(4,166)	(1,153)	-	(3,469)	(552)	-
Charges for life insurance protection and monthly expense charge	(57,583)	(18,161)	-	(93,746)	(26,749)	-
Net increase (decrease) in net assets from contract owner activity	$ 618,046	$ 579,279	$ 1,000	$ 831,238	$ 358,958	$ 1,749
Total increase (decrease) in net assets	$ 444,718	$ 474,495	$ 1,182	$ 699,913	$ 327,569	$ 2,235
Net Assets
Beginning of period	475,677	1,182	-	329,804	2,235	-
End of period	$ 920,395	$ 475,677	$ 1,182	$1,029,717	$ 329,804	$ 2,235
(a) For the period from August 25, 1999 (commencement of operations) through December 31, 1999

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued
	AIM5 Sub-Account	AL1 Sub-Account
	Year Ended December 31, 2001 (b)	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999 (a)
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$ 207	$ 1,316	$ -	$ -
Net realized gains (losses)	2,914	37,397	2,101	-
Net unrealized gains (losses)	(262)	(112,584)	(78,284)	179
Net increase (decrease) in net assets from operations:	$ 2,859	$ (73,871)	$ (76,183)	$ 179
Contract Owner Transactions:
Accumulation Activity:
Purchase payments received	$ 2,021	$ 173,061	$ 36,768	$ 1,000
Net transfers between sub-accounts and fixed accounts	158,980	595,681	373,473	-
Withdrawals and surrenders	-	-	-	-
Mortality and expense risk charges	(133)	(3,290)	(894)	-
Charges for life insurance protection and monthly expense charge	(4,143)	(61,600)	(17,534)	-
Net increase (decrease) in net assets from contract owner activity	$ 156,725	$ 703,852	$ 391,813	$ 1,000
Total increase (decrease) in net assets	$ 159,584	$ 629,981	$ 315,630	$ 1,179
Net Assets
Beginning of period	-	316,809	1,179	-
End of period	$ 159,584	$ 946,790	$ 316,809	$ 1,179
	AL2 Sub-Account			AL3 Sub-Account
	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$ 583	$-	$-	$ 42	$-	$-
Net realized gains (losses)	(664)	279	-	(7,025)	1,978	-
Net unrealized gains (losses)	(19,945)	(1,515)	340	(14,825)	(7,832)	340
Net increase (decrease) in net assets from operations:	$ (20,026)	$ (1,236)	$ 340	$ (21,808)	$ (5,854)	$ 340
Contract Owner Transactions:
Accumulation Activity:
Purchase payments received	$ 34,208	$ 2,364	$ 1,000	$ 19,823	$ 814	$ 1,000
Net transfers between sub-accounts and fixed accounts	250,590	81,744	-	59,658	70,622	-
Withdrawals and surrenders	-	-	-	-	-	-
Mortality and expense risk charges	(1,138)	(90)	-	(491)	(73)	-
Charges for life insurance protection and monthly expense charge	(21,824)	(1,442)	-	(8,148)	(1,489)	-
Net increase (decrease) in net assets from contract owner activity	$ 261,836	$ 82,576	$ 1,000	$ 70,842	$ 69,874	$ 1,000
Total increase (decrease) in net assets	$ 241,810	$ 81,340	$ 1,340	$ 49,034	$ 64,020	$ 1,340
Net Assets
Beginning of period	82,680	1,340	-	65,360	1,340	-
End of period	$ 324,490	$ 82,680	$ 1,340	$ 114,394	$ 65,360	$ 1,340
(a) For the period from August 25, 1999 (commencement of operations) through December 31, 1999
(b) For the period May 1, 2001 (commencement of operations of Sub-Account) through December 31, 2001.

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued
	GS1 Sub-Account			GS2 Sub-Account
	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$ 78	$ 977	$ 1	$ 151	$ 15	$ 3
Net realized gains (losses)	(31,641)	12,628	-	(555)	116	-
Net unrealized gains (losses)	(6,931)	(66,841)	190	2,996	(125)	141
Net increase (decrease) in net assets from operations:	$ (38,494)	$ (53,236)	$ 191	$ 2,592	$ 6	$ 144
Contract Owner Transactions:
Accumulation Activity:
Purchase payments received	$ 65,334	$ 313	$ 1,000	$ 6,177	$-	$ 1,000
Net transfers between sub-accounts and fixed accounts	116,067	223,186	-	45,038	2,690	-
Withdrawals and surrenders	(139)	-	-	-	-	-
Mortality and expense risk charges	(1,185)	(620)	-	(170)	(2)	-
Charges for life insurance protection and monthly expense charge	(31,725)	(12,240)	-	(4,161)	(98)	-
Net increase (decrease) in net assets from contract owner activity	$ 148,352	$ 210,639	$ 1,000	$ 46,884	$ 2,590	$ 1,000
Total increase (decrease) in net assets	$ 109,858	$ 157,403	$ 1,191	$ 49,476	$ 2,596	$ 1,144
Net Assets
Beginning of period	158,594	1,191	-	3,740	1,144	-
End of period	$ 268,452	$ 158,594	$ 1,191	$ 53,216	$ 3,740	$ 1,144
	GS3 Sub-Account			GS4 Sub-Account
	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999 (a)
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$ 476	$ 202	$ 4	$ 383	$ 68	$ 11
Net realized gains (losses)	(1,622)	(260)	12	(2,011)	335	-
Net unrealized gains (losses)	(2,944)	(1,934)	88	612	(1,085)	(12)
Net increase (decrease) in net assets from operations:	$ (4,090)	$ (1,992)	$ 104	$ (1,016)	$ (682)	$ (1)
Contract Owner Transactions:
Accumulation Activity:
Purchase payments received	$ 7,198	$ 295	$ 1,000	$ 29,396	$-	$ 1,000
Net transfers between sub-accounts and fixed accounts	182,565	33,819	561	47,271	23,017	-
Withdrawals and surrenders	-	-	-	-	-	-
Mortality and expense risk charges	(425)	(64)	-	(323)	(70)	-
Charges for life insurance protection and monthly expense charge	(6,872)	(1,508)	-	(13,080)	(5,052)	-
Net increase (decrease) in net assets from contract owner activity	$ 182,466	$ 32,542	$ 1,561	$ 63,264	$ 17,895	$ 1,000
Total increase (decrease) in net assets	$ 178,376	$ 30,550	$ 1,665	$ 62,248	$ 17,213	$ 999
Net Assets
Beginning of period	32,215	1,665	-	18,212	999	-
End of period	$ 210,591	$ 32,215	$ 1,665	$ 80,460	$ 18,212	$ 999
(a) For the period from August 25, 1999 (commencement of operations) through December 31, 1999

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued
	GS5 Sub-Account			CAS Sub-Account
	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999 (a)
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$ 3,764	$ -	$ 15	$ 1,091	$ -	$ -
Net realized gains (losses)	(28,196)	9,732	76	87,735	224	-
Net unrealized gains (losses)	(32,311)	(29,859)	135	(130,046)	(10,343)	266
Net increase (decrease) in net assets from operations:	$ (56,723)	$ (20,127)	$ 226	$ (41,220)	$ (10,119)	$ 266
Contract Owner Transactions:
Accumulation Activity:
Purchase payments received	$ 72,925	$ 18,327	$ 1,000	$ 43,855	$ 143	$ 1,000
Net transfers between sub-accounts and fixed accounts	135,920	174,182	-	318,991	140,293	-
Withdrawals and surrenders	(32,753)	-	-	(212)	-	-
Mortality and expense risk charges	(1,289)	(375)	-	(1,708)	(117)	-
Charges for life insurance protection and monthly expense charge	(27,852)	(3,766)	-	(26,551)	(1,345)	-
Net increase (decrease) in net assets from contract owner activity	$ 146,951	$ 188,368	$ 1,000	$ 334,375	$ 138,974	$ 1,000
Total increase (decrease) in net assets	$ 90,228	$ 168,241	$ 1,226	$ 293,155	$ 128,855	$ 1,266
Net Assets
Beginning of period	169,467	1,226	-	130,121	1,266	-
End of period	$ 259,695	$ 169,467	$ 1,226	$ 423,276	$ 130,121	$ 1,266
	CGS Sub-Account			EGS Sub-Account
	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999 (a)
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$ 959	$ 8	$ -	$-	$-	$-
Net realized gains (losses)	(8,117)	60	-	(29,321)	6,729	365
Net unrealized gains (losses)	26,326	97	33	(94,649)	(59,480)	1,911
Net increase (decrease) in net assets from operations:	$ 19,168	$ 165	$ 33	$ (123,970)	$ (52,751)	$ 2,276
Contract Owner Transactions:
Accumulation Activity:
Purchase payments received	$ 397,854	$ 605	$ 1,000	$ 181,923	$ 5,076	$ 1,000
Net transfers between sub-accounts and fixed accounts	758,272	41,958	-	412,644	329,267	9,901
Withdrawals and surrenders	(33,462)	-	-	(1,612)	-	(1,314)
Mortality and expense risk charges	(2,247)	(24)	-	(2,410)	(692)	(6)
Charges for life insurance protection and monthly expense charge	(30,197)	(237)	-	(67,328)	(25,024)	(181)
Net increase (decrease) in net assets from contract owner activity	$1,090,220	$ 42,302	$ 1,000	$ 523,217	$ 308,627	$ 9,400
Total increase (decrease) in net assets	$1,109,388	$ 42,467	$ 1,033	$ 399,247	$ 255,876	$11,676
Net Assets
Beginning of period	43,500	1,033	-	267,552	11,676	-
End of period	$1,152,888	$ 43,500	$ 1,033	$ 666,799	$ 267,552	$11,676
(a) For the period from August 25, 1999 (commencement of operations) through December 31, 1999

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued
	GGS Sub-Account			HYS Sub-Account

	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$16,235	$2,787	$-	$11,065	$1,731	$-
Net realized gains (losses)	8,457	(1,068)	-	(10,454)	(1,031)	-
Net unrealized gains (losses)	(155)	10,314	-	(3,070)	(1,636)	23
Net increase (decrease) in net assets from operations:	$24,537	$12,033	$-	$(2,459)	$(936)	$23
Contract Owner Transactions:
Accumulation Activity:
Purchase payments received	$195,430	$2,441	$1,000	$81,308	$1,397	$1,000
Net transfers between sub-accounts and fixed accounts	575,946	195,649	561	229,881	49,034	187
Withdrawals and surrenders	250	-	-	(291)	-	-
Mortality and expense risk charges	(2,467)	(522)	-	(936)	(83)	-
Charges for life insurance protection and monthly expense charge	(109,927)	(35,288)	-	(18,873)	(2,604)	-
Net increase (decrease) in net assets from contract owner activity	$659,232	$162,280	$1,561	$291,089	$47,744	$1,187
Total increase (decrease) in net assets	$683,769	$174,313	$1,561	$288,630	$46,808	$1,210
Net Assets
Beginning of period	175,874	1,561	-	48,018	1,210	-
End of period	$859,643	$175,874	$1,561	$336,648	$48,018	$1,210

	MIS Sub-Account			NWD Sub-Account

	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$551	$24	$-	$-	$-	$-
Net realized gains (losses)	2,373	1,612	171	11,921	802	-
Net unrealized gains (losses)	(99,445)	(6,965)	773	9,116	1,427	533
Net increase (decrease) in net assets from operations:	$(96,521)	$(5,329)	$944	$21,037	$2,229	$533
Contract Owner Transactions:
Accumulation Activity:
Purchase payments received	$73,230	$2,250	$1,000	$25,839	$868	$1,000
Net transfers between sub-accounts and fixed accounts	515,279	150,206	9,901	453,624	45,280	-
Withdrawals and surrenders	(18,647)	-	(1,145)	(13,858)	-	-
Mortality and expense risk charges	(2,654)	(226)	(6)	(1,474)	(46)	-
Charges for life insurance protection and monthly expense charge	(52,918)	(7,284)	(178)	(23,554)	(1,235)	-
Net increase (decrease) in net assets from contract owner activity	$514,290	$144,946	$9,572	$440,577	$44,867	$1,000
Total increase (decrease) in net assets	$417,769	$139,617	$10,516	$461,614	$47,096	$1,533
Net Assets
Beginning of period	150,133	10,516	-	48,629	1,533	-
End of period	$567,902	$150,133	$10,516	$510,243	$48,629	$1,533

(a) For the period from August 25, 1999 (commencement of operations) through December 31, 1999

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued
	TRS Sub-Account				UTS Sub-Account

	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)		Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$22,014	$172	$-	$	$9,696	$24	$-
Net realized gains (losses)	32,043	258	(3)		10,241	246	-
Net unrealized gains (losses)	(45,723)	6,086	(9)		(104,051)	824	220
Net increase (decrease) in net assets from operations:	$8,334	$6,516	$(12)		$(84,114)	$1,094	$220
Contract Owner Transactions:
Accumulation Activity:
Purchase payments received	$68,183	$1,422	$1,000	$	$80,701	$48	$1,000
Net transfers between sub-accounts and fixed accounts	1,036,498	72,895	4,951		288,123	92,246	-
Withdrawals and surrenders	(1,161)	-	(985)		(125)	-	-
Mortality and expense risk charges	(4,022)	(168)	(2)		(1,517)	(156)	-
Charges for life insurance protection and monthly expense charge	(74,073)	(2,152)	(85)		(37,043)	(9,614)	-
Net increase (decrease) in net assets from contract owner activity	$1,025,425	$71,997	$4,879		$330,139	$82,524	$1,000
Total increase (decrease) in net assets	$1,033,759	$78,513	$4,867		$246,025	$83,618	$1,220
Net Assets
Beginning of period	83,380	4,867	-		84,838	1,220	-
End of period	$1,117,139	$83,380	$4,867		$330,863	$84,838	$1,220

	OP1 Sub-Account			OP2 Sub-Account

	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)
I Increase (Decrease) in net assets from operations:
Net investment income (loss)	$3,909	$8	$-	$238	$125	$5
Net realized gains (losses)	8,584	633	-	4,993	3,746	23
Net unrealized gains (losses)	(92,068)	73,577	(28)	10,952	38	178
Net increase (decrease) in net assets from operations:	$(79,575)	$74,218	$(28)	$16,183	$3,909	$206
Contract Owner Transactions:
Accumulation Activity:
Purchase payments received	$274,223	$55,584	$1,000	$28,574	$(134)	$1,000
Net transfers between sub-accounts and fixed accounts	173,633	466,926	-	247,930	37,475	-
Withdrawals and surrenders	(1,635)	-	-	(44,036)	-	-
Mortality and expense risk charges	(4,347)	(1,214)	-	(1,124)	(58)	-
Charges for life insurance protection and monthly expense charge	(37,074)	(8,927)	-	(26,404)	(1,383)	-
Net increase (decrease) in net assets from contract owner activity	$404,800	$512,369	$1,000	$204,940	$35,900	$1,000
Total increase (decrease) in net assets	$325,225	$586,587	$972	$221,123	$39,809	$1,206
Net Assets
Beginning of period	587,559	972	-	41,015	1,206	-
End of period	$912,784	$587,559	$972	$262,138	$41,015	$1,206

(a) For the period from August 25, 1999 (commencement of operations) through December 31, 1999

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued
OP3 Sub-Account	OP4 Sub-Account

Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$1,772	$6	$-	$58	$14	$-
Net realized gains (losses)	19,960	720	-	(115)	75	-
Net unrealized gains (losses)	15,506	36,925	(34)	(2,573)	9	5
Net increase (decrease) in net assets from operations:	$37,238	$37,651	$(34	) $	(2,630	) $	98	$5
Contract Owner Transactions:
Accumulation Activity:
Purchase payments received	$104,721	$18,274	$1,000	$3,766	$-	$1,000
Net transfers between sub-accounts and fixed accounts	179,868	178,297	-	48,176	-	-
Withdrawals and surrenders	(780)	-	-	(10)	-	-
Mortality and expense risk charges	(2,078)	(401)	-	(141)	-	-
Charges for life insurance protection and monthly expense charge	(22,882)	(3,332)	-	(3,573)	-	-
Net increase (decrease) in net assets from contract owner activity	$258,849	$192,838	$1,000	$48,218	$-	$1,000
Total increase (decrease) in net assets	$296,087	$230,489	$966	$45,588	$98	$1,005
Net Assets
Beginning of period	231,455	966	-	1,103	1,005	-
End of period	$527,542	$231,455	$966	$46,691	$1,103	$1,005

	SCA1 Sub-Account			SCA2 Sub-Account

	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$46,021	$10,897	$17	$22,734	$3,600	$22
Net realized gains (losses)	-	-	-	5,097	559	-
Net unrealized gains (losses)	-	-	-	(8,104)	2,315	(24)
Net increase (decrease) in net assets from operations	$46,021	$10,897	$17	$19,727	$6,474	$(2)
Contract Owner Transactions:
Accumulation Activity:
Purchase payments received	$295,093	$3,884	$1,000	$118,004	$5,402	$1,000
Net transfers between sub-accounts and fixed accounts	1,532,543	278,714	-	566,182	133,671	749
Withdrawals and surrenders	(420,282)	-	-	(36,662)	-	-
Mortality and expense risk charges	(8,453)	(1,037)	-	(2,198)	(307)	-
Charges for life insurance protection and monthly expense charge	(87,961)	(11,252)	-	(59,400)	(11,488)	-
Net increase (decrease) in net assets from contract owner activity	$1,310,940	$270,309	$1,000	$585,926	$127,278	$1,749
Total increase (decrease) in net assets	$1,356,961	$281,206	$1,017	$605,653	$133,752	$1,747
Net Assets
Beginning of period	282,223	1,017	-	135,499	1,747	-
End of period	$1,639,184	$282,223	$1,017	$741,152	$135,499	$1,747

(a) For the period from August 25, 1999 (commencement of operations) through December 31, 1999

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued

	SCA3 Sub-Account			SCA4 Sub-Account
	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$13,214	$2,012	$51	$1,811	$27	$-
Net realized gains (losses)	10,441	484	-	(14,346)	1,673	-
Net unrealized gains (losses)	3,330	542	(79)	(23,161)	(8,551)	264
Net increase (decrease) in net assets from operations:	$26,985	$3,038	$(28)	$(35,696)	$(6,851)	$264
Contract Owner Transactions:
Accumulation Activity:
Purchase payments received	$53,306	$142	$1,000	$32,283	$414	$1,000
Net transfers between sub-accounts and fixed accounts	173,618	55,523	-	300,144	68,975	-
Withdrawals and surrenders	(9,972)	-	-	(1,601)	-	-
Mortality and expense risk charges	(1,015)	(54)	-	(1,504)	(104)	-
Charges for life insurance protection and monthly expense charge	(22,015)	(3,126)	-	(23,375)	(5,795)	-
Net increase (decrease) in net assets from contract owner activity	$193,922	$52,485	$1,000	$305,947	$63,490	$1,000
Total increase (decrease) in net assets	$220,907	$55,523	$972	$270,251	$56,639	$1,264
Net Assets
Beginning of period	56,495	972	-	57,903	1,264	-
End of period	$277,402	$56,495	$972	$328,154	$57,903	$1,264

	SCA5 Sub-Account			SCA6 Sub-Account
	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 1999 (a)
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$-	$-	$-	$535	$33	$2
Net realized gains (losses)	(21,548)	12,790	38	(1,954)	1,416	-
Net unrealized gains (losses)	47,525	(11,535)	257	(9,936)	(1,800)	120
Net increase (decrease) in net assets from operations:	$25,977	$1,255	$295	$(11,355)	$(351)	$122
Contract Owner Transactions:
Accumulation Activity:
Purchase payments received	$120,011	$3,299	$1,000	$92,402	$-	$1,000
Net transfers between sub-accounts and fixed accounts	574,994	151,722	562	47,594	49,492	-
Withdrawals and surrenders	521	-	-	-	-	-
Mortality and expense risk charges	(2,530)	(189)	-	(666)	(69)	-
Charges for life insurance protection and monthly expense charge	(46,474)	(3,526)	-	(8,255)	(2,836)	-
Net increase (decrease) in net assets from contract owner activity	$646,522	$151,306	$1,562	$131,075	$46,587	$1,000
Total increase (decrease) in net assets	$672,499	$152,561	$1,857	$119,720	$46,236	$1,122
Net Assets
Beginning of period	154,418	1,857	-	47,358	1,122	-
End of period	$826,917	$154,418	$1,857	$167,078	$47,358	$1,122

(a) For the period from August 25, 1999 (commencement of operations) through December 31, 1999

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued
	SCA7 Sub-Account	SCA8 Sub-Account	SCA9 Sub-Account	SCA Sub-Account	SCB Sub-Account	SCC Sub-Account
	Year Ended December 31, 2001 (b)	Year Ended December 31, 2001 (b)	Year Ended December 31, 2001 (b)	Year Ended December 31, 2001 (b)	Year Ended December 31, 2001 (b)	Year Ended December 31, 2001 (b)
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$173	$-	$851	$38	$23	$111
Net realized gains (losses)	(27)	(25)	5,630	(128)	1,202	71
Net unrealized gains (losses)	762	969	(6,347)	3,777	10,040	287
Net increase (decrease) in net assets from operations:	$908	$944	$134	$3,687	$11,265	$469
Contract Owner Transactions:
Accumulation Activity:
Purchase payments received.	$1,576	$111	$4,888	$499	$1,587	$17
Net transfers between sub-accounts and fixed accounts	37,643	33,221	185,974	28,606	132,080	15,884
Withdrawals and surrenders	-	-	-	-	-	-
Mortality and expense risk charges	(21)	(48)	(151)	(41)	(98)	(13)
Charges for life insurance protection and monthly expense charge	(850)	(760)	(7,617)	(2,854)	(3,251)	(726)
Net increase (decrease) in net assets from contract owner activity	$38,348	$32,524	$183,094	$26,210	$130,318	$15,162
Total increase (decrease) in net assets	$39,256	$33,468	$183,228	$29,897	$141,583	$15,631
Net Assets
Beginning of period	-	-	-	-	-	-
End of period	$39,256	$33,468	$183,228	$29,897	$141,583	$15,631

	SCH Sub-Account	SCI Sub-Account	IV1 Sub-Account	IV2 Sub-Account	AN2 Sub-Account	AN3 Sub-Account
	Year Ended December 31, 2001 (b)	Year Ended December 31, 2001 (b)	Year Ended December 31, 2001 (b)	Year Ended December 31, 2001 (b)	Year Ended December 31, 2001 (b)	Year Ended December 31, 2001 (b)
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$63	$-	$-	$-	$-	$-
Net realized gains (losses)	(34)	(3,492)	(29)	(160)	37	(46)
Net unrealized gains (losses)	1,227	3,917	2,957	4,105	6,029	673
Net increase (decrease) in net assets from operations:	$1,256	$425	$2,928	$3,945	$6,066	$627
Contract Owner Transactions:
Accumulation Activity:
Purchase payments received	$43	$3,933	$1,340	$94	$13,871	$1,990
Net transfers between sub-accounts and fixed accounts	18,658	60,672	40,790	42,071	52,481	71,306
Withdrawals and surrenders	-	-	-	-	-
Mortality and expense risk charges	(19)	(74)	(42)	(52)	(90)	(59)
Charges for life insurance protection and monthly expense charge	(799)	(6,009)	(556)	(1,857)	(2,748)	(1,294)
Net increase (decrease) in net assets from contract owner activity	$17,883	$58,522	$41,532	$40,256	$63,514	$71,943
Total increase (decrease) in net assets	$19,139	$58,947	$44,460	$44,201	$69,580	$72,570
Net Assets
Beginning of period	-	-	-	-	-	-
End of period	$19,139	$58,947	$44,460	$44,201	$69,580	$72,570

(b) For the period May 1, 2001 (commencement of operations of Sub-Account) through December 31, 2001.

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Statements of Changes in Net Assets - continued
	FL4 Sub-Account	FL5 Sub-Account	FL6 Sub-Account	FL7 Sub-Account	FL8 Sub-Account
	Year Ended December 31, 2001 (b)	Year Ended December 31, 2001 (b)	Year Ended December 31, 2001 (b)	Year Ended December 31, 2001 (b)	Year Ended December 31, 2001 (b)
Increase (Decrease) in net assets from operations:
Net investment income (loss)	$-	$30,496	$-	$-	$-
Net realized gains (losses)	(1,577)	-	129	(38)	48
Net unrealized gains (losses)	71,460	-	5,723	239	3,523
Net increase (decrease) in net assets from operations:	$69,883	$30,496	$5,852	$201	$3,571
Contract Owner Transactions:
Accumulation Activity:
Purchase payments received	$369,813	$1,792,457	$803	$1,080	$1,070
Net transfers between sub-accounts and fixed accounts	770,502	4,549,873	172,641	57,484	99,428
Withdrawals and surrenders	-	-	-	-	-
Mortality and expense risk charges	(1,982)	(7,948)	(190)	(51)	(96)
Charges for life insurance protection and monthly expense charge	(48,913)	(222,124)	(4,949)	(712)	(1,880)
Net increase (decrease) in net assets from contract owner activity	$1,089,420	$6,112,258	$168,305	$57,801	$98,522
Total increase (decrease) in net assets	$1,159,303	$6,142,754	$174,157	$58,002	$102,093
Net Assets
Beginning of period	-	-	-	-	-
End of period	$1,159,303	$6,142,754	$174,157	$58,002	$102,093

(b) For the period May 1, 2001 (commencement of operations of Sub-Account) through December 31, 2001.

See notes to financial statements

Sun Life of Canada (U.S.) Variable Account I

Notes to Financial Statements

(1) Organization

Sun Life (U.S.) Variable Account I (the ''Variable Account''), a separate account of Sun Life Assurance Company of Canada (U.S.) (the ''Sponsor'') was established on August 25, 1999 as a funding vehicle for the variable portion of certain individual variable universal life insurance contracts. The Variable Account is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as a unit investment trust. The assets of the Variable Account are divided into Sub-Accounts. Each Sub-Account is invested in shares of a specific mutual fund or series thereof selected by contract owners. The funds currently offered are as follows: AIM Variable Insurance Funds, Inc., the Alger American Funds, Goldman Sachs Variable Insurance Trust, MFS/Sun Life Series Trust, OCC Accumulation Trust, Sun Capital Advisers Trust, Invesco Variable Investment Funds, Alliance Variable Products Series Funds, and Fidelity Variable Insurance Products Funds (collectively the ''Funds'' or ''Sub-Accounts''). The MFS/Sun Life Series Trust and Sun Capital Advisers Trust are advised by affiliates of the Sponsor.

The Variable Account exists in accordance with the regulations of the Delaware state insurance department. The assets and liabilities of the Variable Account are clearly identified and distinguished from the Sponsor's other assets and liabilities. Assets applicable to the Variable Account are not chargeable with liabilities arising out of any other business the Sponsor may conduct.

(2) Significant Accounting Policies

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Sponsor's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain prior year amounts have been reclassified to conform to the current year's presentation.

Investment Valuations

Investments in the Funds are recorded at their net asset value. The Funds value their investment securities at fair value. Transactions are recorded on a trade date basis. Realized gains and losses on sales of shares of the Funds are determined on the identified cost basis. Dividend income and capital gain distributions received by the Sub-Accounts are reinvested in additional Fund shares and are recognized on the exdividend date. Exchanges between Sub-Accounts requested by contract owners are recorded in the new Sub-Account upon receipt of the redemption proceeds.

Federal Income Tax Status

The operations of the Variable Account are part of the operations of the Sponsor and are not taxed separately. The Variable Account is not taxed as a regulated investment company. The Sponsor qualifies for the federal

Sun Life of Canada (U.S.) Variable Account I

Notes to Financial Statements - continued

income tax treatment granted to life insurance companies under Subchapter L of the Internal Revenue Code. Under existing federal income tax law, investment income and capital gains earned by the Variable Account on contract owner reserves are not subject to tax.

(3) Contract Charges and Related Party Transactions

The Sponsor sells both a Survivorship Variable Universal Life Insurance Product (''Survivorship Product'') and Single Life Variable Universal Life Products (''Single Life Products''). The Sponsor deducts a sales charge from purchase payments. For the Single Life Products the current charge is 5.25% of the amount of purchase payments. The maximum charge is guaranteed not to exceed 7.25% of purchase payments. For the Survivorship Product, the charge is based on certain factors, including the Specified Face Amount and the age, sex and rating class of the insured. Currently, the charge is 6% of premiums, and is guaranteed not to exceed 8%. These sales charges are deducted from premium payments prior to monies being allocated to the Variable Account I Sub-Accounts. Total sales charges for the year 2001 amounted to $1,530,200.

A mortality and expense risk charge based on the value of the variable account is deducted from the variable account at the end of each valuation period for the mortality and expense risks assumed by the Sponsor. The maximum deduction is at an effective annual rate of .60%, for Policy Years 1 through 10 for the Single Life Products, and Policy Years 1 through 15 for the Survivorship Product. Thereafter, the effective annual rate is .20% for both products.

For the Single Life Products, a monthly administration charge of $8 is deducted in all policy years, as well as a monthly charge based on the Specified Face Amount is deducted in the first 10 policy years, or for the first 10 policy years following the effective date of each Specified Face Amount increase. These charges are deducted proportionally from the Sub-Accounts of each contract's Account Value, to cover administrative expenses and issuance costs. For the Survivorship Product, the monthly expense charge is deducted for the first 10 policy years, and for the first 10 policy years following an increase in the Specified Face Amount. This charge is based on the Specified Face Amount or increase thereof, times a rate determined by the age, sex and rating class of each Insured. As with the Single Life Products, the charge is deducted proportionally from the Sub-Accounts of each contract's Account Value.

A surrender charge may be deducted to cover certain expenses relating to the sale of the contract. The surrender charge will be an amount based on certain factors, including the specified face amount, the insured's age, sex and rating class. For the Single Life Product, the surrender charge applies to the first 10 policy years or the 10 policy years from issuance following an increase in the specified face amount of the policy. For the Survivorship Product, the surrender charge period will generally end after 15 policy years from the date of policy issue or the effective date of each increase in the specified face amount. At the end of this note, Note (3), a list is provided identifying surrender charges deducted and retained by the Sponsor for the year ended December 31, 2001.

Sun Life of Canada (U.S.) Variable Account I

Notes to Financial Statements - continued

(3) Contract Charges and Related Party Transactions - continued

The Sponsor deducts a monthly cost of insurance from the account value to cover anticipated costs of providing insurance coverage. The charge is based on the length of time a policy has been in force and other factors, including issue age, sex and rating class of each insured, and will not exceed the guaranteed maximum monthly cost of insurance rates based on the 1980 Commissioner's Standard Ordinary smokers and non-smoker mortality tables.

During the year ended December 31, 2001, management fees were paid indirectly to Massachusetts Financial Services Company, an affiliate of the Sponsor, in its capacity as adviser to the MFS/Sun Life Series Trust Sub-Accounts. The Fund's advisory agreement provides that these fees be paid based on an annual rate/percentage of average net assets existing in each of the MFS/Sun Life Series Trust Sub-Accounts. The annual rate applied to each Series Trust Sub-Account was as follows: 0.71% MFS/Sun Life Series Trust Capital Appreciation Sub-Account, 0.55% MFS/SunLife Series Trust Massachusetts Investors Trust Sub-Account, 0.69% MFS/Sun Life Series Trust Emerging Growth Sub-Account, 0.55% MFS/Sun Life Series Trust Government Securities Sub-Account, 0.75% MFS Sunlife Series Trust High Yield Sub-Account, 0.75% MFS/Sun Life Series Trust Massachusetts Investors Growth Stock Sub-Account, 0.90% MFS/Sun Life Series Trust New Discovery Sub-Account, 0.66% MFS/Sun Life Series Trust Total Return Sub-Account, 0.72% MFS/Sun Life Series Trust Utilities Sub-Account.

Additionally, during the year ended December 31, 2001, management fees were also paid indirectly to Sun Capital Advisers, Inc., an affiliate of the Sponsor, in its capacity as adviser to the Sun Capital Adviser Trust. These fees are paid based on an annual rate/percentage of average net assets existing in each of the Sun Capital Adviser Trust Sub-Accounts. The annual rate applied to each Trust Sub-Account was as follows: 0.50% Sun Capital Money Market Sub-Account, 0.60% Sun Capital Investment Grade Bond Sub-Account, 0.95% Sun Capital Real Estate Sub-Account, 0.75% Sun Capital Select Equity Sub-Account, 0.80% Sun Capital Blue Chip Mid-Cap Sub-Account, 0.75% Sun Capital Investors Foundation Sub-Account, 0.75% Sun Capital Davis Financial Sub-Account, 0.75% Sun Capital Davis Venture Value Sub-Account, 0.95% Sun Capital Neuberger Berman Mid Cap Growth Sub-Account, 0.95% Sun Capital Neuberger Berman Mid Cap Value Sub-Account, 0.80% Sun Capital Value Equity Sub-Account, 0.80% Sun Capital Value Managed Sub-Account, 0.80% Sun Capital Value Mid Cap Sub-Account, 0.80% Sun Capital Value Small Cap Sub-Account.

Sun Life of Canada (U.S.) Variable Account I

Notes to Financial Statements - continued

(3) Contract Charges and Related Party Transactions - continued
Surrender Charges
Sub-Accounts:
AIM Variable Insurance Funds, Inc.
V.I. Capital Appreciation Fund (''AIM1'')	$ 1,020
V.I. Growth Fund (''AIM2'')	634
V.I. Growth and Income Fund (''AIM3'')	-
V.I. International Equity Fund (''AIM4'')	93
V.I. Value Fund (''AIM5'')	-
The Alger American Fund
Growth Portfolio (''AL1'')	-
Income and Growth Portfolio (''AL2'')	-
Small Capitalization Portfolio (''AL3'')	-
Goldman Sachs Variable Insurance Trust
CORE Large Cap Growth Fund (''GS1'')	4
CORE Small Cap Equity Fund (''GS2'')	-
CORE US Equity Fund (''GS3'')	-
Growth and Income Fund (''GS4'')	-
International Equity Fund (''GS5'')	1,001
MFS/Sun Life Series Trust
Capital Appreciation Series (''CAS'')	6
Massachusetts Investors Trust Series (''CGS'')	1,023
Emerging Growth Series (''EGS'')	49
Government Securities Series (''GGS'')	-
High Yield Series (''HYS'')	9
Massachusetts Investors Growth Stock Series (''MIS'')	570
New Discovery Series (''NWD'')	424
Total Return Series (''TRS'')	36
Utilities Series (''UTS'')	4
OCC Accumulation Trust
Equity Portfolio (''OP1'')	50
Mid Cap Portfolio (''OP2'')	1,346
Small Cap Portfolio (''OP3'')	24
Managed Portfolio (''OP4'')	-

Sun Life of Canada (U.S.) Variable Account I

Notes to Financial Statements - continued

(3) Contract Charges and Related Party Transactions - continued
Surrender Charges
Sun Capital Advisers Trust
Sun Capital Money Market Fund (''SCA1'')	$12,824
Sun Capital Investment Grade Bond Fund (''SCA2'')	1,121
Sun Capital Real Estate Fund (''SCA3'') .	305
Sun Capital Select Equity Fund (''SCA4'')	49
Sun Capital Blue Chip Mid-Cap Fund (''SCA5'')	-
Sun Capital Investors Foundation Fund (''SCA6'')	-
Sun Capital Davis Venture Value Fund (''SCA7'')	-
Sun Capital Davis Financial Fund (''SCA8'')	-
Sun Capital Value Equity Fund (''SCA9'')	-
Sun Capital Value Mid Cap Fund (''SCA '')	-
Sun Capital Value Small Cap Fund (''SCB'')	-
Sun Capital Value Managed Fund (''SCC'')	-
Sun Capital Neuberger Berman Mid Cap Value Fund (''SCH'')	-
Sun Capital Neuberger Berman Mid Cap Growth Fund (''SCI'')	-
INVESCO Variable Investments Funds, Inc.
VIF Dynamics Fund (''IV1'')	-
VIF Small Company Growth Fund (''IV2'')	-
Alliance Variable Products Series Fund, Inc.
VP Technology Portfolio (''AN2'')	-
VP Growth and Income Portfolio (''AN3'')	-
Fidelity Variable Insurance Products Fund
Fidelity VIP Index 500 Portfolio (''FL4'')	-
Fidelity VIP Money Market Portfolio (''FL5'')	-
Fidelity VIP ContrafundTM Portfolio (''FL6'')	-
Fidelity VIP Overseas Portfolio (''FL7'')	-
Fidelity VIP Growth Portfolio (''FL8'')	-
$20,592

Sun Life of Canada (U.S.) Variable Account I

Notes to Financial Statements - continued

(4) Unit Activity from Participant Transactions

	Units Outstanding Beginning of Year			Units Purchased	Units Transferred Between Sub- Accounts		Units Withdrawn, Surrendered, and Canceled for Contract Charges			Units Outstanding
	Year Ended December 31,		For the Year Ended December 31,							End of Year, December 31,
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Futurity Variable Universal Life - Level 1:
V.I. Capital Appreciation Fund (''AIM1'')	8,970	-	4,935	32	31,074	9,426	(7,502)	(488)	37,477	8,970
V.I. Growth Fund (''AIM2'')	24,596	32	16,999	375	26,679	25,642	(8,471)	(1,453)	59,803	24,596
V.I. Growth and Income Fund (''AIM3'')	12,581	-	10,656	243	32,974	13,787	(5,632)	(1,449)	50,579	12,581
V.I. International Equity Fund (''AIM4'')	24,546	53	19,001	390	30,461	26,201	(9,611)	(2,098)	64,397	24,546
Growth Portfolio (''AL1'')	8,375	-	7,906	115	30,009	9,557	(5,360)	(1,297)	40,930	8,375
Income and Growth Portfolio (''AL2'')	4,359	-	1,339	65	12,418	4,345	(1,201)	(51)	16,915	4,359
Small Capitalization Portfolio (''AL3'')	6,486	-	2,321	68	5,229	6,537	(1,030)	(119)	13,006	6,486
CORE Large Cap Growth Fund (''GS1'')	16,832	-	8,809	29	9,989	17,768	(3,987)	(965)	31,643	16,832
CORE Small Cap Equity Fund (''GS2'')	223	-	550	-	3,018	232	(305)	(9)	3,486	223
CORE US Equity Fund (''GS3'')	3,168	52	662	27	5,622	3,170	(719)	(81)	8,733	3,168
Growth and Income Fund (''GS4'')	1,831	-	3,368	-	4,951	2,345	(1,497)	(514)	8,653	1,831
International Equity Fund (''GS5'')	3,577	-	3,345	80	13,208	3,709	(6,566)	(212)	13,564	3,577
Capital Appreciation Series (''CAS'')	11,527	-	5,004	13	23,070	11,630	(2,573)	(116)	37,028	11,527
Massachusetts Investors Trust Series (''CGS'')	3,190	-	2,087	59	17,430	3,151	(5,270)	(20)	17,437	3,190
Emerging Growth Series (''EGS'')	17,759	742	18,738	231	26,060	18,257	(7,840)	(1,471)	54,717	17,759
Government Securities Series (''GGS'')	15,675	56	13,923	175	11,664	18,687	(6,621)	(3,243)	34,641	15,675
High Yield Series (''HYS'')	3,826	18	3,916	123	9,775	3,905	(1,587)	(220)	15,930	3,826
Massachusetts Investors Growth Stock Series (''MIS'')	12,841	851	7,331	69	39,084	12,419	(5,902)	(498)	53,354	12,841
New Discovery Series (''NWD'')	2,992	-	1,824	51	16,182	3,018	(1,320)	(77)	19,678	2,992
Total Return Series (''TRS'')	5,723	495	2,647	55	61,505	5,361	(5,193)	(188)	64,682	5,723
Utilities Series (''UTS'')	4,391	-	5,895	45	19,736	5,068	(2,846)	(722)	27,176	4,391
Equity Portfolio (''OP1'')	6,040	-	7,903	328	11,088	6,423	(3,037)	(711)	21,994	6,040
Mid Cap Portfolio (''OP2'')	1,371	-	1,754	-	14,821	1,455	(3,692)	(84)	14,254	1,371
Small Cap Portfolio (''OP3'')	3,471	-	3,187	84	10,506	3,615	(1,422)	(228)	15,742	3,471
Managed Portfolio (''OP4'')	-	-	359	-	3,435	-	(257)	-	3,537	-
Sun Capital Money Market Fund (''SCA1'')	23,176	-	6,548	332	76,578	23,769	(5,091)	(925)	101,211	23,176
Sun Capital Investment Grade Bond Fund (''SCA2'')	10,354	75	8,270	439	14,761	10,842	(6,956)	(1,002)	26,429	10,354
Sun Capital Real Estate Fund (''SCA3'')	2,799	-	3,348	12	7,158	3,050	(1,486)	(263)	11,819	2,799
Sun Capital Select Equity Fund (''SCA4'')	2,782	-	3,000	34	24,065	3,158	(2,463)	(410)	27,384	2,782
Sun Capital Blue Chip Mid-Cap Fund (''SCA5'')	7,531	46	3,868	233	19,870	7,416	(2,128)	(164)	29,141	7,531
Sun Capital Investors Foundation Fund (''SCA6'')	4,431	-	2,110	-	1,768	4,686	(605)	(255)	7,704	4,431

Sun Life of Canada (U.S.) Variable Account I

Notes to Financial Statements - continued

(4) Unit Activity from Participant Transactions - continued

Units Outstanding Beginning of Year	Units Purchased	Units Transferred Between Sub- Accounts	Units Withdrawn, Surrendered, and Canceled for Contract Charges	Units Outstanding
Year Ended December 31,
For the Year Ended December 31,	End of Year, December 31,
2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Futurity Survivorship Variable Universal Life -
Level 2:
V.I. Capital Appreciation Fund (''AIM1'')	2,323	-	2,384	-	2,341	2,422	(529)	(99)	6,519	2,323
V.I. Growth Fund (''AIM2'')	3,787	-	5,061	-	7,726	3,831	(4,160)	(44)	12,414	3,787
V.I. Growth and Income Fund (''AIM3'')	39,265	-	22,080	5,147	7,171	34,287	(1,462)	(169)	67,054	39,265
V.I. International Equity Fund (''AIM4'')	7,801	-	13,098	155	14,840	7,741	(991)	(95)	34,748	7,801
V.I. Value Fund (''AIM5'')	-	-	-	-	-	-	-	-	-	-
Growth Portfolio (''AL1'')	26,736	-	11,082	3,510	11,103	23,388	(729)	(162)	48,192	26,736
Income and Growth Portfolio (''AL2'')	2,395	-	2,061	179	4,233	2,289	(781)	(73)	7,908	2,395
Small Capitalization Portfolio (''AL3'')	211	-	569	-	2,139	225	(87)	(14)	2,832	211
CORE Large Cap Growth Fund (''GS1'')	476	-	121	-	2,558	517	(195)	(41)	2,960	476
CORE Small Cap Equity Fund (''GS2'')	-	-	-	-	1,828	-	(949)	-	879	-
CORE US Equity Fund (''GS3'')	15	-	38	-	13,895	33	(38)	(18)	13,910	15
Growth and Income Fund (''GS4'')	-	-	-	-	711	-	(28)	-	683	-
International Equity Fund (''GS5'')	14,381	-	5,104	1,753	3,851	12,755	(2,228)	(127)	21,108	14,381
Capital Appreciation Series (''CAS'')	104	-	619	-	1,295	106	(227)	(2)	1,791	104
Massachusetts Investors Trust Series (''CGS'')	940	-	1,685	-	4,576	943	(636)	(3)	6,565	940
Emerging Growth Series (''EGS'')	5,016	-	4,617	151	2,639	5,005	(681)	(140)	11,591	5,016
Government Securities Series (''GGS'')	50	-	3,181	-	7,834	54	(215)	(4)	10,850	50
High Yield Series (''HYS'')	1,175	-	4,145	-	1,743	1,187	(220)	(12)	6,843	1,175
Massachusetts Investors Growth Stock Series (''MIS'')	223	-	902	136	9,354	110	(3,107)	(23)	7,372	223
New Discovery Series (''NWD'')	149	-	199	-	8,477	152	(1,561)	(3)	7,264	149
Total Return Series (''TRS'')	1,553	-	3,207	84	6,280	1,484	(744)	(15)	10,296	1,553
Utilities Series (''UTS'')	1,830	-	1,826	-	1,216	1,861	(474)	(31)	4,398	1,830
Equity Portfolio (''OP1'')	45,076	-	16,190	5,292	4,429	39,940	(747)	(156)	64,948	45,076
Mid Cap Portfolio (''OP2'')	1,552	-	283	-	2,023	1,567	(1,257)	(15)	2,601	1,552
Small Cap Portfolio (''OP3'')	12,884	-	4,095	1,504	2,506	11,424	(309)	(44)	19,176	12,884
Managed Portfolio (''OP4'')	-	-	-	-	935	-	(80)	-	855	-
Sun Capital Money Market Fund (''SCA1'')	3,248	-	21,020	-	67,258	3,368	(42,407)	(120)	49,119	3,248
Sun Capital Investment Grade Bond Fund (''SCA2'')	2,027	-	1,858	-	5,162	2,044	(465)	(17)	8,582	2,027
Sun Capital Real Estate Fund (''SCA3'')	1,645	-	482	-	1,011	1,646	(693)	(1)	2,445	1,645
Sun Capital Select Equity Fund (''SCA 4'')	2,737	-	471	-	920	2,789	(170)	(52)	3,958	2,737
Sun Capital Blue Chip Mid-Cap Fund (''SCA 5'')	2,855	-	5,480	-	4,901	2,928	(782)	(73)	12,454	2,855
Sun Capital Investors Foundation Fund (''SCA 6'')	-	-	7,370	-	1,925	-	(256)	-	9,039	-

Sun Life of Canada (U.S.) Variable Account I

Notes to Financial Statements - continued

(4) Unit Activity from Participant Transactions - continued

	Units Outstanding Beginning of Year		Units Purchased		Units Transferred Between Sub- Accounts		Units Withdrawn, Surrendered, and Canceled for Contract Charges		Units Outstanding
	Year Ended December 31,		For the Year Ended December 31,						End of Year, December 31,
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Futurity Variable Universal Life - Level 3:
V.I. Capital Appreciation Fund (''AIM1'')	-	-	-	-	11,439	-	(771)	-	10,668	-
V.I. Growth Fund (''AIM2'')	-	-	298	-	10,996	-	(496)	-	10,798	-
V.I. Growth and Income Fund (''AIM3'')	-	-	126	-	9,169	-	(213)	-	9,082	-
V.I. International Equity Fund (''AIM4'')	-	-	760	-	32,985	-	(871)	-	32,874	-
V.I. Value Fund (''AIM5'')	-	-	233	-	18,585	-	(500)	-	18,318	-
Growth Portfolio (''AL1'')	-	-	36	-	27,456	-	(1,052)	-	26,440	-
Income and Growth Portfolio (''AL2'')	-	-	57	-	7,733	-	(168)	-	7,622	-
Small Capitalization Portfolio (''AL3'')	-	-	5	-	1,111	-	(56)	-	1,060	-
CORE Large Cap Growth Fund (''GS1'')	-	-	14	-	2,621	-	(100)	-	2,535	-
CORE US Equity Fund (''GS3'')	-	-	136	-	2,199	-	(33)	-	2,302	-
Capital Appreciation Series (''CAS'')	-	-	174	-	13,164	-	(469)	-	12,869	-
Massachusetts Investors Trust Series (''CGS'')	-	-	41,641	-	71,459	-	(5,270)	-	107,830	-
Emerging Growth Series (''EGS'')	-	-	390	-	19,308	-	(402)	-	19,296	-
Government Securities Series (''GGS'')	-	-	158	-	33,458	-	(2,959)	-	30,657	-
High Yield Series (''HYS'')	-	-	296	-	12,248	-	(257)	-	12,287	-
Massachusetts Investors Growth Stock Series (''MIS'')	-	-	8	-	7,128	-	(399)	-	6,737	-
New Discovery Series (''NWD'')	-	-	53	-	16,868	-	(495)	-	16,426	-
Total Return Series (''TRS'')	-	-	185	-	27,771	-	(1,318)	-	26,638	-
Utilities Series (''UTS'')	-	-	174	-	3,955	-	(222)	-	3,907	-
Sun Capital Investment Grade Bond Fund (''SCA2'')	-	-	400	-	33,129	-	(1,231)	-	32,298	-
Sun Capital Real Estate Fund (''SCA3'')	-	-	209	-	6,899	-	(295)	-	6,813	-
Sun Capital Select Equity Fund (''SCA 4'')	-	-	-	-	5,038	-	(638)	-	4,400	-
Sun Capital Blue Chip Mid-Cap Fund (''SCA 5'')	-	-	368	-	26,055	-	(857)	-	25,566	-
Sun Capital Investors Foundation Fund (''SCA 6'')	-	-	-	-	1,365	-	(14)	-	1,351	-
Sun Capital Davis Venture Value Fund (''SCA7'')	-	-	181	-	4,293	-	(100)	-	4,374	-
Sun Capital Davis Financial Fund (''SCA 8'')	-	-	13	-	3,760	-	(92)	-	3,681	-
Sun Capital Value Equity Fund (''SCA 9'')	-	-	550	-	20,699	-	(868)	-	20,381	-
Sun Capital Value Mid Cap Fund (''SCA'')	-	-	54	-	3,283	-	(322)	-	3,015	-
Sun Capital Value Small Cap Fund (''SCB'')	-	-	171	-	14,310	-	(545)	-	13,936	-
Sun Capital Value Managed Fund (''SCC'')	-	-	2	-	1,820	-	(82)	-	1,740	-
Sun Capital Neuberger Berman Mid Cap Value Fund
(''SCH'')	-	-	5	-	2,109	-	(91)	-	2,023	-
Sun Capital Neuberger Berman Mid Cap Growth Fund
(''SCI'')	-	-	14	-	8,046	-	(776)	-	7,284	-
VIF Dynamics Fund (''IV1'')	-	-	183	-	5,669	-	(80)	-	5,772	-
VIF Small Company Growth Fund (''IV2'')	-	-	12	-	5,589	-	(247)	-	5,354	-
VP Technology Portfolio (''AN2'')	-	-	11	-	9,480	-	(393)	-	9,098	-
VP Growth and Income Portfolio (''AN3'')	-	-	225	-	7,973	-	(154)	-	8,044	-
Fidelity VIP Index 500 Portfolio (''FL4'')	-	-	42,889	-	94,939	-	(6,133)	-	131,695	-
Fidelity VIP Money Market Portfolio (''FL5'')	-	-	176,643	-	448,517	-	(22,654)	-	602,506	-
Fidelity VIP ContrafundTM Portfolio (''FL6'')	-	-	12	-	19,289	-	(566)	-	18,735	-
Fidelity VIP Overseas Portfolio (''FL7'')	-	-	132	-	7,250	-	(103)	-	7,279	-
Fidelity VIP Growth Portfolio (''FL8'')	-	-	128	-	12,415	-	(345)	-	12,198	-

Sun Life of Canada (U.S.) Variable Account I

Notes to Financial Statements - continued

(5) Investment Purchases and Sales

The following table shows the aggregate cost of shares purchased and proceeds from the sale of shares for each sub-account for the year ended December 31, 2001.
	Purchases	Sales
Sub-Accounts:
AIM Variable Insurance Funds, Inc.
V.I. Capital Appreciation Fund (''AIM1'')	$ 560,420	$ 113,620
V.I. Growth Fund (''AIM2'') .	471,641	92,885
V.I. Growth and Income Fund (''AIM3'')	747,834	129,329
V.I. International Equity Fund (''AIM4'')	917,714	57,995
V.I. Value Fund (''AIM5'')	165,064	4,986
The Alger American Fund
Growth Portfolio (''AL1'')	841,560	65,006
Income and Growth Portfolio (''AL2'')	329,707	56,253
Small Capitalization Portfolio (''AL3'')	77,235	6,354
Goldman Sachs Variable Insurance Trust
CORE Large Cap Growth Fund (''GS1'')	182,576	34,037
CORE Small Cap Equity Fund (''GS2'')	55,285	8,251
CORE US Equity Fund (''GS3'')	192,019	9,078
Growth and Income Fund (''GS4'')	75,600	11,953
International Equity Fund (''GS5'')	209,365	57,737
MFS/Sun Life Series Trust
Capital Appreciation Series (''CAS'')	498,395	46,423
Massachusetts Investors Trust Series (''CGS'')	1,195,285	93,649
Emerging Growth Series (''EGS'')	662,482	77,005
Government Securities Series (''GGS'')	778,903	103,436
High Yield Series (''HYS'')	367,606	65,453
Massachusetts Investors Growth Stock Series (''MIS'')	689,669	117,849
New Discovery Series (''NWD'')	505,836	46,598
Total Return Series (''TRS'')	1,344,214	257,016
Utilities Series (''UTS'')	407,752	41,376
OCC Accumulation Trust
Equity Portfolio (''OP1'')	493,996	81,550
Mid Cap Portfolio (''OP2'')	301,890	89,693
Small Cap Portfolio (''OP3'')	307,767	31,274
Managed Portfolio (''OP4'')	51,336	3,060

Sun Life of Canada (U.S.) Variable Account I

Notes to Financial Statements - continued

(5) Investment Purchases and Sales - continued
	Purchases	Sales
Sun Capital Advisers Trust
Sun Capital Money Market Fund (''SCA1'')	$4,298,226	$2,941,266
Sun Capital Investment Grade Bond Fund (''SCA2'')	776,910	168,249
Sun Capital Real Estate Fund (''SCA3'')	288,062	77,035
Sun Capital Select Equity Fund (''SCA4'')	342,138	34,381
Sun Capital Blue Chip Mid-Cap Fund (''SCA5'')	750,442	103,921
Sun Capital Investors Foundation Fund (''SCA6'')	138,943	7,332
Sun Capital Davis Venture Value Fund (''SCA7'')	39,016	495
Sun Capital Davis Financial Fund (''SCA8'')	33,275	751
Sun Capital Value Equity Fund (''SCA9'')	196,094	6,181
Sun Capital Value Mid Cap Fund (''SCA'')	28,819	2,571
Sun Capital Value Small Cap Fund (''SCB'')	133,437	1,747
Sun Capital Value Managed Fund (''SCC'')	16,072	729
Sun Capital Neuberger Berman Mid Cap Value Fund (''SCH'')	18,739	793
Sun Capital Neuberger Berman Mid Cap Growth Fund (''SCI'')	90,090	31,568
INVESCO Variable Investments Funds, Inc.
VIF Dynamics Fund (''IV1'')	41,997	465
VIF Small Company Growth Fund (''IV2'')	41,211	955
Alliance Variable Products Series Fund, Inc.
VP Technology Portfolio (''AN2'')	66,352	2,838
VP Growth and Income Portfolio (''AN3'')	72,839	896
Fidelity Variable Insurance Products Fund
Fidelity VIP Index 500 Portfolio (''FL4'')	1,122,181	32,761
Fidelity VIP Money Market Portfolio (''FL5'')	7,718,851	1,576,097
Fidelity VIP ContrafundTM Portfolio (''FL6'')	172,976	4,672
Fidelity VIP Overseas Portfolio (''FL7'')	58,485	684
Fidelity VIP Growth Portfolio (''FL8'') .	100,428	1,906

Sun Life of Canada (U.S.) Variable Account I

Notes to Financial Statements - continued

(6) Unit Values

A summary of unit values and units outstanding as of December 31, 2001, and Investment Income and Total Return percentages for the period ended December 31, 2001 are as follows:

	At December 31, 2001			For the year ended December 31, 2001**
	Units	Unit Value [lowest to highest]	Net Assets	Investment Income Ratio***	Total Return**** [lowest to highest]
AIM Variable Insurance Funds, Inc.
V.I. Capital Appreciation Fund	54,664	$7.12 to $8.95	$471,575	-%	(15.95)% to (23.73)%
V.I. Growth Fund	83,015	5.26 to 8.43	529,402	0.34	(15.67) to (34.27)
V.I. Growth and Income Fund	126,715	6.82 to 8.16	919,654	0.06	(18.41) to (23.29)
V.I. International Equity Fund	132,019	6.57 to 8.49	1,028,587	0.53	(15.14) to (23.98)
V.I. Value Fund*	18,318	8.71	159,584	0.31	(12.88)
The Alger American Fund
Growth Portfolio	115,562	7.63 to 8.72	945,983	0.22	(12.26) to (16.36)
Income and Growth Portfolio	32,445	8.64 to 11.15	323,357	0.29	(12.94) to (14.82)
Small Capitalization Portfolio	16,898	5.97 to 8.31	113,752	0.05	(16.92) to (29.93)
Goldman Sachs Variable Insurance Trust
CORE Large Cap Growth Fund	37,138	6.33 to 8.33	267,820	0.04	(16.67) to (21.23)
CORE Small Cap Equity Fund	4,365	11.64 to 11.98	52,006	0.52	3.92 to 4.01
CORE US Equity Fund	24,945	8.27 to 8.76	210,220	0.64	(12.38) to (12.46)
Growth and Income Fund	9,336	8.50 to 8.89	79,607	0.71	(9.79) to (9.87)
International Equity Fund	34,672	7.03 to 8.15	258,927	1.64	(22.65) to (22.72)
MFS/Sun Life Series Trust
Capital Appreciation Series	51,688	7.02 to 8.24	422,377	0.38	(18.76) to (25.76)
Massachusetts Investors Trust Series	131,832	8.59 to 8.76	1,151,890	0.21	(12.37) to (16.21)
Emerging Growth Series	85,604	5.57 to 8.23	665,893	-	(21.65) to (34.96)
Government Securities Series	76,148	10.48 to 11.87	858,658	3.81	4.81 to 6.93
High Yield Series	35,060	9.43 to 9.70	335,886	6.72	(3.03) to 1.29
Massachusetts Investors Growth Stock
Series	67,463	7.20 to 8.60	567,999	0.13	(17.02) to (25.35)
New Discovery Series	43,368	9.19 to 14.38	508,749	-	(5.60) to (8.15)
Total Return Series	101,616	9.73 to 11.68	1,116,360	3.30	(2.71) to 0.02
Utilities Series	35,481	7.61 to 9.73	329,851	3.82	(23.90) to (24.78)
OCC Accumulation Trust
Equity Portfolio	86,942	9.78 to 10.73	911,814	0.48	(7.48) to (7.56)
Mid Cap Portfolio	16,855	12.73 to 15.94	260,292	0.13	5.94 to 6.03
Small Cap Portfolio	34,918	14.86 to 15.24	526,159	0.46	7.70 to 7.79
Managed Portfolio	4,392	10.32 to 10.68	45,649	0.22	(5.38) to (5.47)

Sun Life of Canada (U.S.) Variable Account I

Notes to Financial Statements - continued

(6) Unit Values - continued
	At December 31, 2001			For the year ended December 31, 2001**
	Units	Unit Value [lowest to highest]	Net Assets	Investment Income Ratio***	Total Return**** [lowest to highest]
Sun Capital Advisers Trust
Sun Capital Money Market Fund	150,330	$10.71 to $10.99	$1,638,592	3.21%	2.98% to 3.07%
Sun Capital Investment Grade Bond Fund	67,309	10.38 to 11.60	739,912	5.98	3.75 to 6.71
Sun Capital Real Estate Fund	21,077	11.14 to 14.13	276,034	7.76	11.39 to 12.01
Sun Capital Select Equity Fund	35,742	7.71 to 9.42	327,222	0.74	(11.79) to (16.71)
Sun Capital Blue Chip Mid-Cap Fund	67,161	9.41 to 15.13	825,789	-	(3.72) to (5.93)
Sun Capital Investors Foundation Fund	18,094	8.88 to 9.56	166,101	0.46	(8.39) to (11.22)
Sun Capital Davis Venture Value Fund*	4,374	8.98	39,256	1.29	(10.24)
Sun Capital Davis Financial Fund*	3,681	9.09	33,473	-	(9.06)
Sun Capital Value Equity Fund*	20,381	8.99	183,241	1.06	(10.09)
Sun Capital Value Mid Cap Fund*	3,015	9.91	29,886	0.19	(0.86)
Sun Capital Value Small Cap Fund*	13,936	10.16	141,573	0.05	1.59
Sun Capital Value Managed Fund*	1,740	8.99	15,634	0.88	(10.13)
Sun Capital Neuberger Berman Mid Cap
Value Fund*	2,023	9.46	19,134	0.84	(5.42)
Sun Capital Neuberger Berman Mid Cap
Growth Fund*	7,284	8.09	58,956	-	(19.06)
INVESCO Variable Investments Funds, Inc.
VIF Dynamics Fund*	5,772	7.70	44,460	-	(22.97)
VIF Small Company Growth Fund*	5,354	8.26	44,202	-	(17.44)
Alliance Variable Products Series Fund, Inc.
VP Technology Portfolio*	9,098	7.65	69,580	-	(23.52)
VP Growth and Income Portfolio*	8,044	9.02	72,570	-	(9.79)
Fidelity Variable Insurance Products Fund
Fidelity VIP Index 500 Portfolio*	131,695	8.80	1,159,303	-	(11.97)
Fidelity VIP Money Market Portfolio*	602,506	10.20	6,142,786	1.05	1.95
Fidelity VIP ContrafundTM Portfolio*	18,735	9.30	174,157	-	(7.04)
Fidelity VIP Overseas Portfolio*	7,279	8.10	58,938	-	(19.03)
Fidelity VIP Growth Portfolio*	12,198	8.42	102,742	-	(15.77)
*	The effective date of these investment options in Variable Account I is May 1, 2001.
**

No expense ratio is presented as of December 31, 2001 as all charges currently relating to Variable Account I are made directly to contract owner accounts through the redemption of units. An expense ratio represents the annualized contract expenses of the separate account, and includes only those expenses that result in a direct reduction to unit values.

***

These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses that result in the direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

****

These amounts represent the total return for the period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

INDEPENDENT AUDITORS' REPORT

To the Contract Owners participating in Sun Life (U.S.) Variable Account I and the Board of Directors of Sun Life Assurance Company of Canada (U.S.):

We have audited the accompanying statement of condition of AIM V.I. Capital Appreciation Sub-Account, AIM V.I. Growth Sub-Account, AIM V.I. Growth and Income Sub-Account, AIM V.I. International Equity Sub-Account, AIM V.I. Value Sub-Account, Alger American Growth Sub-Account, Alger American Income and Growth Sub-Account, Alger American Small Capitalization Sub-Account, Goldman Sachs CORE Large Cap Growth Sub-Account, Goldman Sachs CORE Small Cap Equity Sub-Account, Goldman Sachs CORE US Equity Sub-Account, Goldman Sachs Growth and Income Sub-Account, Goldman Sachs International Equity Sub-Account, MFS/Sun Life Series Trust Capital Appreciation Sub-Account, MFS/Sun Life Series Trust Massachusetts Investors Trust Sub-Account, MFS/Sun Life Series Trust Emerging Growth Sub-Account, MFS/Sun Life Series Trust Government Securities Sub-Account, MFS/Sun Life Series Trust High Yield Sub-Account, MFS/Sun Life Series Trust Massachusetts Investors Growth Stock Sub-Account, MFS/Sun Life Series Trust New Discovery Sub-Account, MFS/Sun Life Series Trust Total Return Sub-Account, MFS/Sun Life Series Trust Utilities Sub-Account, OCC Accumulation Trust Equity Sub-Account, OCC Accumulation Trust Mid Cap Sub-Account, OCC Accumulation Trust Small Cap Sub-Account, OCC Accumulation Trust Managed Sub-Account, Sun Capital Advisers Money Market Sub-Account, Sun Capital Advisers Investment Grade Bond Sub-Account, Sun Capital Advisers Real Estate Sub-Account, Sun Capital Advisers Select Equity Sub-Account, Sun Capital Advisers Blue Chip Mid-Cap Sub-Account, Sun Capital Advisers Investors Foundation Sub-Account, Sun Capital Davis Financial Sub-Account, Sun Capital Davis Venture Value Sub-Account, Sun Capital Neuberger Berman Mid Cap Growth Sub-Account, Sun Capital Neuberger Berman Mid Cap Value Sub-Account, Sun Capital Value Equity Sub-Account, Sun Capital Value Managed Sub-Account, Sun Capital Value Mid Cap Sub-Account, Sun Capital Value Small Cap Sub-Account, Invesco VIF Dynamics Sub-Account, Invesco VIF Small Company Growth Sub-Account, Alliance VP Technology Sub-Account, Alliance VP Growth and Income Sub-Account, Fidelity VIP Contrafund Sub-Account, Fidelity VIP Growth Sub-Account, Fidelity VIP Index 500 Sub-Account, Fidelity VIP Money Market Sub-Account, and Fidelity VIP Overseas Sub-Account of Sun Life (U.S.) Variable Account I (the ''Sub-Accounts'') as of December 31, 2001, the related statements of operations and the statements of changes in net assets for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities held as of December 31, 2001 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Sub-Accounts as of December 31, 2001, the results of their operations and the changes in their net assets for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Boston, Massachusetts

February 15, 2002

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF INCOME

(in millions)

For the years ended December 31, 2001, 2000 and 1999
	2001	2000	1999

Revenues
Premiums and annuity considerations	$ 41	$ 45	$ 45
Net investment income	282	288	365
Net realized investment gains (losses)	24	(20)	2
Fee and other income	284	298	218

Total revenues	631	611	630

Benefits and expenses
Policyowner benefits	309	338	335
Other operating expenses	152	165	101
Amortization of deferred policy acquisition costs	121	124	68

Total benefits and expenses	582	627	504

Income (loss) from operations	49	(16)	126

Interest expense	94	45	43

Income (loss) before income tax expense and discontinued
operations	(45)	(61)	83

Income tax expense (benefit):
Federal	(26)	(62)	29
State	(1)	(2)	-

Income tax expense (benefit)	(27)	(64)	29

Net income (loss) from continuing operations before
cumulative effect of change in accounting principle	(18)	3	54

Cumulative effect of change in accounting principle, net of tax	5	-	-

Net income (loss) from continuing operations	(13)	3	54

Net loss on disposal of subsidiaries, after tax	-	-	(12)

Discontinued operations	-	-	1

Net income (loss)	$ (13)	$ 3	$ 43

The accompanying notes are an integral part of the consolidated financial statements

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED BALANCE SHEETS

(in millions except share data)

December 31, 2001 and 2000
ASSETS	2001	2000
Investments
Available-for-sale fixed maturities at fair value (amortized cost of $2,040 and $2,455 in 2001 and 2000, respectively)	$ 2,098	$ 2,501
Trading fixed maturities at fair value (amortized cost of $1,020 and $636 in 2001 and 2000, respectively)	1,041	648
Subordinated note from affiliate held-to-maturity (fair value of $620 and $546 in 2001 and 2000, respectively)	600	600
Short-term investments	103	112
Mortgage loans	915	846
Real estate	84	78
Policy loans	43	42
Other invested assets	67	75
Total investments	4,951	4,902

Cash and cash equivalents	180	390
Accrued investment income	64	65
Deferred policy acquisition costs	766	762
Outstanding premiums	4	3
Other assets	112	62
Separate account assets	16,233	17,874

Total assets	$ 22,310	$ 24,058

LIABILITIES

Future contract and policy benefits	$ 691	$ 715
Contractholder deposit funds and other policy liabilities	3,146	3,313
Unearned revenue	12	5
Accrued expenses and taxes	116	53
Deferred federal income taxes	99	41
Long-term debt payable to affiliates	565	565
Partnership Capital Securities	608	608
Other liabilities	108	123
Separate account liabilities	16,233	17,874

Total liabilities	21,578	23,297

Commitments and contingencies - Note 15

STOCKHOLDER'S EQUITY

Common stock, $1,000 par value - 10,000 shares authorized; 6,437 shares issued and outstanding in 2001 and 2000	$ 6	$ 6
Additional paid-in capital	265	265
Accumulated other comprehensive income	38	39
Retained earnings	423	451

Total stockholder's equity	732	761

Total liabilities and stockholder's equity	$ 22,310	$ 24,058

The accompanying notes are an integral part of the consolidated financial statements

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions)

For the years ended December 31, 2001, 2000, and 1999

	2001	2000	1999

Net income	$ (13)	$ 3	$ 43
Other comprehensive income
Net change in unrealized holding gains (losses) on
available-for-sale securities, net of tax	(1)	31	(69)
Other comprehensive income	(1)	31	(69)

Comprehensive income	$ (14)	$ 34	$ (26)

The accompanying notes are an integral part of the consolidated financial statements

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

(in millions)

For the years ended December 31, 2001, 2000, and 1999
			Accumulated
		Additional	Other		Total
	Common	Paid-In	Comprehensive	Retained	Stockholder's
	Stock	Capital	Income	Earnings	Equity

Balance at December 31, 1998	$ 6	$ 199	$ 77	$ 495	$ 777

Comprehensive income:
Net income				43	43
Dividends declared				(80)	(80)
Other comprehensive income
(loss)			(69)		(69)

Balance at December 31, 1999	6	199	8	458	671

Comprehensive income:
Net income				3	3
Dividends declared				(10)	(10)
Additional paid in capital		66			66
Other comprehensive income			31		31

Balance at December 31, 2000	6	265	39	451	761

Comprehensive income:
Net income (loss)				(13)	(13)
Dividends declared				(15)	(15)
Other comprehensive income
(loss)			(1)		(1)

Balance at December 31, 2001	$ 6	$ 265	$ 38	$ 423	$ 732

The accompanying notes are an integral part of the consolidated financial statements.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

For the years ended December 31, 2001, 2000 and 1999
	2001	2000	1999

Cash Flows From Operating Activities:
Net income (loss) from continuing operations	$ (13)	$ 3	$ 54
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization of discount and premiums	3	(1)	(1)
Depreciation and amortization	2	3	4
Net realized (gains) losses on investments	(24)	20	(2)
Net unrealized gains on trading fixed maturities	(9)	(13)	-
Interest credited to contractholder deposits	176	196	216
Deferred federal income taxes	56	(53)	15
Cumulative effect of change in accounting principle, net of tax	(5)	-	-
Cash dividends from subsidiaries	-	-	19
Changes in assets and liabilities:
Deferred acquisition costs	(17)	(83)	(88)
Accrued investment income	2	(6)	11
Other assets	(46)	15	(75)
Future contract and policy benefits	(23)	(15)	(8)
Other, net	55	39	72
Net cash provided by operating activities	157	105	217

Cash Flows From Investing Activities:
Sales, maturities and repayments of:
Available-for-sale fixed maturities	1,251	1,002	1,241
Trading fixed maturities	379	187	-
Subsidiaries	-	-	57
Other invested assets	4	-	-
Mortgage loans	112	209	386
Real estate	10	36	3
Purchases of:
Available-for-sale fixed maturities	(823)	(738)	(615)
Trading fixed maturities	(751)	(821)	-
Subsidiaries	(5)	-	-
Other invested assets	(1)	(2)	(7)
Mortgage loans	(185)	(122)	(345)
Real estate	(16)	(15)	(2)
Changes in other investing activities, net	1	3	3
Net change in policy loans	-	(1)	2
Net change in short-term investments	9	34	156

Net cash provided by (used in) investing activities	(15)	(228)	879

The accompanying notes are an integral part of the consolidated financial statements

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

For the years ended December 31, 2001, 2000 and 1999
	2001	2000	1999

Cash Flows From Financing Activities:
Deposits to contractholder deposit funds	1,557	1,962	1,537
Withdrawals from contractholder deposit funds	(1,894)	(1,988)	(2,268)
Dividends paid to stockholder	(15)	(10)	(80)
Net cash used in financing activities	(352)	(36)	(811)

Net change in cash and cash equivalents	(210)	(160)	285

Cash and cash equivalents, beginning of year	390	550	265

Cash and cash equivalents, end of year	$ 180	$ 390	$ 550

Supplemental Cash Flow Information
Interest paid	$ 94	$ 43	$ 43
Income taxes paid	11	64	6

Non-cash Transaction

On December 21, 2000, the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc., transferred its 100% ownership in Sun Life of Canada (U.S.) Holdings General Partner, Inc. to the Company in exchange for 537 shares of the Company's common stock totaling $537,000 plus $65,520,000 of additional paid in capital.

The accompanying notes are an integral part of the consolidated financial statements

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Sun Life Assurance Company of Canada (U.S.) (the "Company") was incorporated in 1970 as a life insurance company domiciled in the state of Delaware. As of December 31, 2000, the Company was licensed in 48 states and certain other territories. Effective January 31, 2001, the Company became authorized to do business in 49 states. In addition, the Company's wholly-owned insurance subsidiary, Sun Life Insurance and Annuity Company of New York, is licensed in New York. The Company and its subsidiaries are engaged in the sale of individual and group variable life insurance, individual fixed and variable annuities, group fixed and variable annuities, group pension contracts, guaranteed investment contracts, group life and disability insurance, insurance third party administration, and other asset management services.

The Company is a wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc., which is an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada. Sun Life Assurance Company of Canada is a life insurance company domiciled in Canada that reorganized from a mutual life insurance company to a stock life insurance company on March 22, 2000. As a result of the demutualization, a new holding company, Sun Life Financial Services of Canada Inc., is now the ultimate parent of Sun Life Assurance Company of Canada and the Company.

BASIS OF PRESENTATION

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for stockholder-owned life insurance companies.

The consolidated financial statements include the accounts of the Company and its subsidiaries. As of December 31, 2001, the Company owned all of the outstanding shares of Sun Life Insurance and Annuity Company of New York, Sun Life of Canada (U.S.) Distributors, Inc., Sun Life Financial Services Limited, Sun Benefit Services Company, Inc., Sun Capital Advisers, Inc., Sun Life of Canada (U.S.) SPE 97-I, Inc., Sun Life of Canada (U.S.) Holdings General Partner, Inc., Vision Financial Corporation and Clarendon Insurance Agency, Inc. The results are also consolidated with Sun Life of Canada Funding, LLC, which is owned by a trust sponsored by the Company and Sun Life of Canada (U.S.) Limited Partnership I, for which Sun Life of Canada (U.S.) Holdings General Partner, Inc. is the sole general partner.

Sun Life Insurance and Annuity Company of New York is engaged in the sale of individual fixed and variable annuity contracts and group life, disability insurance and stop loss contracts in its state of domicile, New York. Sun Life of Canada (U.S.) Distributors, Inc. is a registered investment adviser and broker-dealer. Sun Life Financial Services Limited serves as the marketing administrator for the distribution of the offshore products of Sun Life Assurance Company of Canada, an affiliate. Sun Capital Advisers, Inc. is a registered investment adviser. Sun Life of Canada (U.S.) SPE 97-I, Inc. was organized for the purpose of engaging in activities incidental to securitizing mortgage loans. Sun Life of Canada (U.S.) Holdings General Partner, Inc. is the sole general partner of Sun Life of Canada (U.S.) Limited Partnership I. Clarendon Insurance Agency, Inc. is a registered broker-dealer that acts as the general distributor of certain annuity and life insurance contracts issued by the Company and its affiliates. As of December 31, 2001, Sun Benefit Services Company, Inc. was inactive. Sun Life of Canada Funding, LLC was organized for the purpose of engaging in activities incidental to establishing the new guaranteed investment products of the Company. Sun Life of Canada (U.S.) Limited Partnership I was established to purchase subordinated debentures issued by the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc., and to issue Partnership Capital Securities to an affiliated business trust, Sun Life of Canada (U.S.) Capital Trust I.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

On March 12, 2001, the Company purchased Vision Financial Corporation for approximately $5.0 million and acquired approximately $1.6 million of goodwill. Vision Financial Corporation, based in Keene, N.H., is a third-party administrator that specializes in the administration of insurance products sold at the worksite. The Company has recorded the acquisition using the purchase method of accounting. The results of operations of Vision Financial Corporation for the years ended December 31, 2001 and 2000 were not material to the consolidated financial statements.

In June 2000, the Company sold Sun Life Information Services Ireland, Limited to Sun Life Assurance Company of Canada. Sun Life Information Services Ireland, Limited provides information systems development services to Sun Life Assurance Company of Canada and its subsidiaries.

During 1999, the Company sold two of its subsidiaries, Massachusetts Casualty Insurance Company ("MCIC") (sold February 1999) and New London Trust F.S.B. ("NLT") (sold October 1999). MCIC is a life insurance company that issues only individual disability income policies. NLT is a federally chartered savings bank, which grants commercial, residential real estate and installment loans. The results of operations of MCIC and NLT are reported as discontinued operations.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The most significant estimates are those used in determining deferred policy acquisition costs, investment allowances and the liabilities for future policyholder benefits. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain amounts in the prior years' financial statements have been reclassified to conform to the 2001 presentation.

FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into transactions involving various types of financial instruments, including cash and cash equivalents, investments such as fixed maturities, mortgage loans and equity securities, off balance sheet financial instruments, debt, loan commitments and financial guarantees. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses. Financial instruments are more fully described in Note 6.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

CASH AND CASH EQUIVALENTS

Cash and cash equivalents primarily include cash, commercial paper, money market investments, and short-term bank participations. All such investments have maturities of three months or less and are considered cash equivalents for purposes of reporting cash flows.

INVESTMENTS

The Company accounts for its investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At the time of purchase, fixed maturity securities are classified based on intent, as held-to-maturity, trading, or available-for-sale. In order for the security to be classified as held-to-maturity, the Company must have positive intent and ability to hold the securities to maturity. Securities held-to-maturity are stated at cost adjusted for amortization of premiums, and accretion of discounts. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading. Securities that do not meet this criterion are classified as available-for-sale. Available-for-sale securities are carried at aggregate fair value with changes in unrealized gains or losses reported net of policyholder related amounts and of deferred income taxes in a separate component of other comprehensive income. Trading securities are carried at aggregate fair value with changes in unrealized gains or losses reported as a component of net investment income. Fair values for publicly traded securities are obtained from external market quotations. For privately placed fixed maturities, fair values are estimated by taking into account prices for publicly traded securities of similar credit risk, maturities repayment and liquidity characteristics. All security transactions are recorded on a trade date basis.

The Company's accounting policy for impairment requires recognition of an other than temporary impairment write-down on a security if it is determined that the Company is unable to recover all amounts due under the contractual obligations of the security. In addition, for securities expected to be sold, an other than temporary impairment charge is recognized if the Company does not expect the fair value of a security to recover to cost or amortized cost prior to the expected date of sale. Once an impairment charge has been recorded, the Company then continues to review the other than temporarily impaired securities for additional impairment, if necessary.

Mortgage loans are stated at unpaid principal balances, net of provisions for estimated losses. Mortgage loans acquired at a premium or discount are carried at amortized values net of provisions for estimated losses. Mortgage loans, which include primarily commercial first mortgages, are diversified by property type and geographic area throughout the United States. Mortgage loans are collateralized by the related properties and generally are no more than 70% of the properties' value at the time that the original loan is made.

A loan is recognized as impaired when it is probable that the principal or interest is not collectible in accordance with the contractual terms of the loan. Measurement of impairment is based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price. A specific valuation allowance is established if the fair value of the impaired loan is less than the recorded amount. Loans are also charged against the allowance when determined to be uncollectible. The allowance is based on a continuing review of the loan portfolio, past loss experience and current economic conditions, which may affect the borrower's ability to pay. While management believes that it uses the best information available to establish the allowance, future adjustments to the allowance may become necessary if economic conditions differ from the assumptions used in making the evaluation.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Real estate investments are held for the production of income or held-for-sale. Real estate investments held for the production of income are carried at the lower of cost adjusted for accumulated depreciation or fair value. Depreciation of buildings and improvements is calculated using the straight-line method over the estimated useful life of the property, generally 40 to 50 years. Real estate investments held-for-sale are primarily acquired through foreclosure of mortgage loans. The cost of real estate that has been acquired through foreclosure is the estimated fair value less estimated costs to dispose at the time of foreclosure. Real estate investments are diversified by property type and geographic area throughout the United States.

Policy loans are carried at the amount of outstanding principal balance not in excess of net cash surrender values of the related insurance policies.

Other invested assets consist primarily of leveraged leases and tax credit partnerships.

The Company uses derivative financial instruments including swaps and options as a means of hedging exposure to interest rate, currency and equity price risk.

Investment income is recognized on an accrual basis. Realized gains and losses on the sales of investments are recognized in operations at the date of sale and are determined using the specific cost identification method. When an impairment of a specific investment or a group of investments is determined to be other than temporary, a realized investment loss is recorded. Changes in the provision for estimated losses on mortgage loans and real estate are included in net realized investment gains and losses.

Interest income on loans is recorded on the accrual basis. Loans are placed in a non-accrual status when management believes that the borrower's financial condition, after giving consideration to economic and business conditions and collection efforts, is such that collection of principal and interest is doubtful. When a loan is placed in non-accrual status, all interest previously accrued is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest, have performed on a sustained basis for a reasonable period of time, and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

DEFERRED POLICY ACQUISITION COSTS

Acquisition costs consist of commissions, underwriting and other costs, which vary with and are primarily related to the production of new business. Acquisition costs related to investment-type contracts, primarily deferred annuity and guaranteed investment contracts, and universal and variable life products are deferred and amortized with interest in proportion to the present value of estimated gross profits to be realized over the estimated lives of the contracts. Estimated gross profits are composed of net investment income, net realized investment gains and losses, life and variable annuity fees, surrender charges and direct variable administrative expenses. This amortization is reviewed quarterly and adjusted retrospectively when the Company revises its estimate of current or future gross profits to be realized from this group of products, including realized and unrealized gains and losses from investments.

Deferred acquisition costs for each product are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. Although realization of deferred policy acquisition costs is not assured, the Company believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced.

OTHER ASSETS

Property, equipment, leasehold improvements and capitalized software costs that are included in other assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line or accelerated method over the estimated useful lives of the related assets, which generally range from 3 to 10 years. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the term of the leases or the estimated useful life of the improvements. Also included in other assets are assets pledged as collateral for open derivative contracts (See "Derivatives" section of Note 3 of the consolidated financial statements.) Reinsurance receivables from reinsurance ceded are also included in other assets.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

POLICY LIABILITIES AND ACCRUALS

Future policy benefits are liabilities for traditional life, health and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. The liabilities associated with traditional life insurance, annuity and disability insurance products are computed using the net level premium method based on assumptions about future investment yields, mortality, morbidity and persistency. The assumptions used are based upon the Company's experience and industry standards.

Contractholder deposit funds consist of policy values that accrue to the holders of universal life-type contracts and investment-related products such as deferred annuities and guaranteed investment contracts. The liabilities are determined using the retrospective deposit method and consist of net deposits and investment earnings less administrative charges. The liability is before the deduction of any applicable surrender charges.

Other policy liabilities include liabilities for policy and contract claims. These amounts consist of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported. The amount reported is based upon historical experience, adjusted for trends and current circumstances. Management believes that the recorded liability is sufficient to provide for the associated claims adjustment expenses. Revisions of these estimates are included in operations in the year such refinements are made.

REVENUE AND EXPENSES

Premiums for traditional individual life and annuity products are considered revenue when due. Premiums related to group life and group disability insurance are recognized as revenue pro-rata over the contract period. The unexpired portion of these premiums is recorded as unearned premiums. Revenue from universal life-type products and investment-related products includes charges for cost of insurance (mortality), initiation and administration of the policy and surrender charges. Revenue is recognized when the charges are assessed except that any portion of an assessment that relates to services to be provided in future years is deferred and recognized over the period during which the services are provided.

Other than deferred policy acquisition costs, benefits and expenses related to traditional life, annuity, and disability contracts, including group policies, are recognized when incurred in a manner designed to match them with related premium revenue and spread income recognition over expected policy lives. For universal life-type and investment-type contracts, benefits include interest credited to policyholders' accounts and death benefits in excess of account values, which are recognized as incurred.

INCOME TAXES

The Company and its subsidiaries participate in a consolidated federal income tax return with Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc. and other affiliates. Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". These differences result primarily from policy reserves, policy acquisition expenses and unrealized gains or losses on investments, and are generally not chargeable with liabilities that arise from any other business of the Company.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

SEPARATE ACCOUNTS

The Company has established separate accounts applicable to various classes of contracts providing for variable benefits. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Contracts for which funds are invested in separate accounts include variable life insurance and individual and group qualified and non-qualified variable annuity contracts. Assets and liabilities of the separate accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, are shown as separate captions in the financial statements. Assets held in the separate accounts are carried at market value and the investment risk of such securities is retained by the contractholder.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities including fair value hedges and cash flow hedges. All derivatives, whether designated in hedging relationships or not, will be required to be recorded on the balance sheet at fair value. For a derivative that does not qualify as a hedge, changes in fair value will be recognized in earnings.

The Company applied SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, on January 1, 2001. As a result, the Company recorded as a change in accounting principle in the accompanying consolidated statements of income, a cumulative transition adjustment of $5.2 million, net of tax, that increased earnings relating to embedded derivatives. Prior to the adoption of SFAS No. 133, the Company had been recognizing changes in fair value of derivatives in earnings; however, embedded derivatives in insurance contracts had not been accounted for separately.

During 2001, the Company adopted the requirements of Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 102, "Selected Loan Loss Allowance and Documentation Issues". The adoption of SAB No. 102 had no material effect on the Company's financial position or results of operations.

In July 2000, the Emerging Issues Task Force (EITF) reached consensus on Issue No. 99-20, "Recognition of Interest Income and Impairment on Certain Investments". This pronouncement requires investors in certain asset-backed securities to record changes in their estimated yield on a prospective basis and to evaluate these securities for an other than temporary decline in value. This consensus is effective for financial statements with fiscal quarters beginning after December 15, 2000. The Company adopted EITF No. 99-20 in June 2001; it had no material impact on the Company's financial condition or results of operations.

In September 2000, the FASB issued SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" which replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This standard revises the methods for accounting for securitizations and other transfers of financial assets and collateral as outlined in SFAS No. 125, and requires certain additional disclosures. Adoption of this standard did not have a material effect on the Company's financial position or results of operations.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets". These Statements will change the accounting for business combinations and goodwill in two significant ways. First, SFAS No. 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. Use of the pooling-of-interests method will be prohibited. Second, SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of that Statement, which for companies with calendar year ends, will be January 1, 2002. Adopting SFAS No. 141 and SFAS No. 142 is not expected to have a material impact on the Company.

Also in July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which relates to financial accounting and reporting of obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company believes that adoption of this statement will not have a material effect on the Company's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company believes that adoption of this statement will not have a material effect on the Company's financial position or results of operations.

In September 2001, the EITF discussed Issue No. 01-10 "Accounting for the Impact of the Terrorist Attacks of September 11, 2001" which gives accounting guidance and recommended disclosures. Following this guidance, the Company has reviewed its insurance contracts to quantify potential losses, if any, as a result of the tragedy and has determined that there were no material claims exposure to the Company. The national tragedy of September 11, 2001 has also had an adverse impact on the airline, hotel and hospitality businesses. Although the Company has investments associated with these industries, it has determined that there are no current recoverability issues. The Company will continue to monitor these investments to determine if any adjustments for other-than-temporary declines due to the decrease in market value are necessary.

The FASB is currently deliberating the issuance of an interpretation of SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries", to provide additional guidance to assist companies in identifying and accounting for special purpose entities ("SPEs") including when SPEs should be consolidated by the investor. The interpretation would introduce a concept that consolidation would be required by the primary beneficiary of the activities of an SPE unless the SPE can meet certain substantive independent economic substance criteria. It is not possible to determine at this time what conclusions will be included in the final interpretation; however, the result could impact the accounting treatment of these entities.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

2. SIGNIFICANT TRANSACTIONS WITH AFFILIATES

On February 11, 1999, two notes previously issued to the Company by Massachusetts Financial Services Company ("MFS"), an affiliate, were combined into a new note with a February 11, 2000 maturity date. The original notes were each issued for $110,000,000. One note was issued on February 11, 1998 at an interest rate of 6.0% and a due date of February 11, 1999. The other note was issued on December 22, 1998 at an interest rate of 5.55% and a due date of February 11, 1999. These two notes and an additional $10,000,000 were combined into a new note of $230,000,000 with a floating interest rate based on the six-month LIBOR rate plus 25 basis points. The $230,000,000 note was repaid to the Company on December 21,1999.

On December 31, 1998, the Company had an additional $20,000,000 investment in notes issued by MFS, scheduled to mature in 2000. These notes were repaid to the Company on December 21, 1999.

On January 14, 2000, the Company purchased two separate $100,000,000 notes from MFS, one with an interest rate of 8.60% due August 11, 2004, and the other with an interest rate of 7.93% due August 11, 2003. On November 1, 2000, MFS repaid the $100,000,000 note with an original maturity of August 11, 2003.

On February 5, 1999, the Company sold MCIC to an unaffiliated company. The net proceeds of this sale were $33,965,000. The Company realized a loss of $25,465,000 net of a $14,482,000 tax benefit.

On October 29, 1999, the Company sold NLT to an unaffiliated company for $30,254,000. The Company realized a gain of $13,170,000 after taxes of $10,186,000.

On December 22, 1999, the Company acquired twenty-eight mortgages from Sun Life Assurance Company of Canada for a total cost of $118,092,000.

On June 27, 2000, the Company sold Sun Life Information Services Ireland, Limited to Sun Life Assurance Company of Canada. The Company realized a pretax gain of $451,000 on the sale.

On December 21, 2000, the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc., transferred its ownership in all 200 shares issued and outstanding of Sun Life of Canada (U.S.) Holdings General Partner, Inc. to the Company in exchange for 537 shares of the Company's common stock totaling $537,000 plus $65,520,000 of additional paid in capital. As a result of the acquisition of Sun Life of Canada (U.S.) Holdings General Partner, Inc. on December 21, 2000, and its ownership interest in Sun Life of Canada (U.S.) Limited Partnership I, the Company became the owner of a $600,000,000 8.526% subordinated debenture due May 6, 2027 issued by the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc. The Company also assumed the liability of the Partnership Capital Securities issued to Sun Life of Canada (U.S.) Capital Trust I, a Delaware business trust sponsored by the Company's parent. Partnership Capital Securities issued of $600,010,000 accrue interest at 8.526% and have no scheduled maturity date. These Partnership Capital Securities, which represent the limited partner interest of Sun Life (U.S.) Limited Partnership I, may be redeemed on or after May 6, 2027. The Company is accounting for the acquisition of Sun life of Canada (U.S.) General Partner, Inc. using the purchase method of accounting.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

2. SIGNIFICANT TRANSACTIONS WITH AFFILIATES (CONTINUED)

The following proforma statements of income for the years ended December 31, 2000 and 1999 illustrate the Company's results of operations as if the acquisition of Sun Life of Canada (U.S.) Holdings General Partner, Inc. took place at the beginning of the year, respectively.
	Proforma	Proforma
	2000	1999

Revenues
Premiums and annuity considerations	$ 45	$ 45
Net investment income	339	420
Net realized investment gains (losses)	(20)	2
Fee and other income	298	218

Total revenues	662	685

Benefits and expenses
Policyowner benefits	338	335
Other operating expenses	165	101
Amortization of deferred policy acquisition costs	124	68

Total benefits and expenses	627	504

Income (loss) from operations	35	181

Interest expense	95	95

Income (loss) before income tax expense and discontinued
operations	(60)	86

Income tax expense (benefit):
Federal	(62)	30
State	(2)	-

Income tax expense (benefit)	(64)	30

Net income from continuing operations	4	56.0

Net loss on disposal of subsidiaries, after tax	-	(12.3)

Discontinued operations	-	1.0

Net income	$ 4	$ 44.7

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

2. SIGNIFICANT TRANSACTIONS WITH AFFILIATES (CONTINUED)

During 2001, 2000, and 1999 the Company declared and paid dividends in the amount of $15,000,000, $10,000,000, and $80,000,000, respectively, to its parent, Sun Life of Canada (U.S.) Holdings, Inc.

The Company and its subsidiaries have management services agreements with Sun Life Assurance Company of Canada which provide that Sun Life Assurance Company of Canada will furnish, as requested, personnel as well as certain services and facilities on a cost-reimbursement basis. Expenses under these agreements amounted to approximately $40,290,000 in 2001, $31,857,000 in 2000, and $30,745,000 in 1999.

The Company leases office space to Sun Life Assurance Company of Canada under lease agreements with terms expiring in September, 2005 and options to extend the terms for each of twelve successive five year terms at fair market rental not to exceed 125% of the fixed rent for the term which is ending. Rent received by the Company under the leases amounted to approximately $8,773,000, $7,976,000, and $6,943,000 in 2001, 2000 and 1999, respectively.

As more fully described in Note 7, the Company has been involved in several reinsurance transactions with Sun Life Assurance Company of Canada.

The Company has accrued $4,259,000 for unpaid interest on surplus notes held by an affiliate at December 31, 2001 and 2000, respectively. The Company expensed $43,266,000 for interest on these surplus notes for the years ended December 31, 2001, 2000 and 1999, respectively.

On December 21, 2000, the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc., transferred its $350,000,000 Sun Life Assurance Company of Canada subordinated note to Sun Canada Financial Co., an affiliate, in the form of additional capitalization. On the same day, Sun Canada Financial Co. transferred its ownership in the Company's surplus notes totaling $315,000,000 to Sun Life of Canada (U.S.) Holdings, Inc. in the form of a dividend. As a result, the Company had $565,000,000 of surplus notes issued to its parent, Sun Life of Canada (U.S.) Holdings Inc., as of December 31, 2000. In October 2001, Sun Life of Canada (U.S.) Holdings, Inc transferred its ownership in the Company's surplus notes totaling $565,000,000 to Sun Life Financial (U.S.) Finance, Inc., an affiliate of the Company, at book value.

The following table lists the details of the surplus notes outstanding (in 000's) owned by Sun Life Financial (U.S.) Finance, Inc.:
Principal	Maturity	Rate

$ 150,000	12/15/07	6.625%
150,000	12/15/15	7.250%
7,500	12/15/15	6.125%
7,500	12/15/07	5.750%
250,000	11/06/27	8.625%
$ 565,000

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

3. INVESTMENTS

FIXED MATURITIES

The amortized cost and fair value of fixed maturities were as follows (in 000's):
	December 31, 2001
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available-for-sale fixed maturities:
United States treasury securities, U.S. Government and
agency securities	$ 111,804	$ 5,905	$ (1,113)	$ 116,596
States, provinces and political subdivisions	4,794	239	-	5,033
Mortgage-backed securities	149,138	3,735	(2,290)	150,583
Public utilities	340,386	20,167	(4,141)	356,412
Transportation	219,793	7,486	(15,348)	211,931
Finance	263,273	7,180	(2,144)	268,309
Corporate	950,496	53,665	(15,238)	988,923

Total available-for-sale fixed maturities	$ 2,039,684	$ 98,377	$ (40,274)	$ 2,097,787

Trading fixed maturities:
States, provinces and political subdivisions	$ 2,750	$ 364	$ -	$ 3,113
Mortgage-backed securities	47,067	983	(12)	48,038
Public utilities	154,402	5,381	(2,547)	157,236
Transportation	107,660	4,110	(2,790)	108,980
Finance	219,314	10,765	(1,370)	228,709
Corporate	488,980	15,704	(9,270)	495,413

Total trading fixed maturities	$ 1,020,173	$ 37,307	$ (15,989)	$ 1,041,489

Held-to-maturity fixed maturities:
Sun Life of Canada (U.S.) Holdings, Inc.,
8.526% subordinated debt, due 2027	$ 600,000	$ 19,656	$ -	$ 619,656

Total held-to-maturity fixed maturities	$ 600,000	$ 19,656	$ -	$ 619,656

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

3. INVESTMENTS (CONTINUED)
	December 31, 2000
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available-for-sale fixed maturities:
United States treasury securities, U.S. Government and
agency securities	$ 183,733	$ 8,286	$ (68)	$ 191,951
States, provinces and political subdivisions	22,515	653	-	23,168
Mortgage-backed securities	123,113	2,132	(317)	124,928
Public utilities	286,744	12,805	(5,914)	293,635
Transportation	245,675	13,406	(3,821)	255,260
Finance	299,440	8,141	(5,761)	301,820
Corporate	1,293,302	52,597	(35,271)	1,310,628

Total available-for-sale fixed maturities	$ 2,454,522	$ 98,020	$ (51,152)	$2,501,390

Trading fixed maturities:
United States treasury securities, U.S. Government and
agency securities	$ 500	$ 1	$ -	$ 501
Mortgage-backed securities	18,281	556	(156)	18,681
Public utilities	30,918	1,293	(243)	31,968
Transportation	97,900	3,218	(266)	100,852
Finance	159,250	5,470	(348)	164,372
Corporate	328,662	9,116	(5,975)	331,803

Total trading fixed maturities	$ 635,511	$ 19,654	$ (6,988)	$ 648,177

Held-to-maturity fixed maturities:
Sun Life of Canada (U.S.) Holdings, Inc.,
8.526% subordinated debt, due 2027	$ 600,000	$ -	$ (53,888)	$ 546,112

Total held-to-maturity fixed maturities	$ 600,000	$ -	$ (53,888)	$ 546,112

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

3. INVESTMENTS (CONTINUED)

The amortized cost and estimated fair value by maturity periods for fixed maturity investments are shown below (in 000's). Actual maturities may differ from contractual maturities on asset-backed securities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers.
	December 31, 2001
	Amortized Cost	Estimated Fair Value

Maturities of available-for-sale fixed securities:
Due in one year or less	$ 248,948	$ 246,958
Due after one year through five years	537,953	551,789
Due after five years through ten years	437,668	462,069
Due after ten years	515,561	535,687
Subtotal - Maturities available-for-sale	$ 1,740,130	$ 1,796,503
Asset-backed securities	299,554	301,284
Total Available-for-sale	$ 2,039,684	$ 2,097,787

Maturities of trading fixed securities:
Due in one year or less	$ -	$ -
Due after one year through five years	324,617	330,534
Due after five years through ten years	412,623	425,677
Due after ten years	216,473	217,647
Subtotal - Maturities of trading	$ 953,713	$ 973,858
Asset-backed securities	66,460	67,631
Total Trading	$ 1,020,173	$ 1,041,489

Maturities of held-to-maturity fixed securities:
Due after ten years	$ 600,000	$ 619,656

Gross gains of $15,457,000, $9,056,000 and $12,496,000 and gross losses of $6,966,000, $24,018,000, and $7,646,000 were realized on the voluntary sale of fixed maturities for the years ended December 31, 2001, 2000, and 1999, respectively.

Fixed maturities with an amortized cost of approximately $3,173,000 and $2,991,000 at December 31, 2001 and 2000 respectively, were on deposit with Federal and State governmental authorities as required by law.

Bonds that have been pledged to collateralize open derivative contracts at December 31, 2001 are excluded from fixed maturities and are included with other assets.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

3. INVESTMENTS (CONTINUED)

As of December 31, 2001 and 2000, 96% and 98%, respectively, of the Company's fixed maturities were investment grade. Investment grade securities are those that are rated "BBB" or better by nationally recognized rating agencies. During 2001 and 2000, the Company incurred realized losses totaling $5,500,000 and $14,956,000 for other than temporary impairment of value of some of its fixed maturities after determining that not all of the unrealized losses were temporary in nature. During 2001, $9,650,000 of the 2000 losses was recovered and is included in realized gains. Also in 2000, the Company stopped accruing income on its holdings of an issuer that declared bankruptcy. $417,000 and $243,000 of interest income on these holdings were not accrued during 2001 and 2000, respectively. All of the Company's securities were income producing during the year ended December 31, 1999.

MORTGAGE LOANS AND REAL ESTATE

The Company invests in commercial first mortgage loans and real estate throughout the United States. Investments are diversified by property type and geographic area. Mortgage loans are collateralized by the related properties and generally are no more than 70% of the properties' value at the time that the original loan is made. Real estate investments classified as held-for-sale have been obtained primarily through foreclosure. The carrying value of mortgage loans and real estate investments net of applicable reserves and accumulated depreciation on real estate were as follows (in 000's):
	December 31,
	2001	2000

Total mortgage loans	$ 915,730	$ 846,439

Real estate:
Held-for-sale	1,490	7,483
Held for production of income	82,055	70,239
Total real estate	$ 83,545	$ 77,722

Accumulated depreciation on real estate was $16,110,000 and $14,879,000 at December 31, 2001 and 2000, respectively.

The Company monitors the condition of the mortgage loans in its portfolio. In those cases where mortgages have been restructured, values are impaired or values are impaired but mortgages are performing, appropriate allowances for losses have been made. The Company has restructured mortgage loans, impaired mortgage loans and impaired but performing mortgage loans totaling $17,933,000 and $18,165,000 at December 31, 2001 and 2000, respectively, against which there are allowances for losses of $7,140,000 and $4,675,000, respectively. During 2001 and 2000, non-cash investing activities included real estate acquired through foreclosure of mortgage loans, which had fair values of $1,000,000 and $1,500,000, respectively.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

3. INVESTMENTS (CONTINUED):

The investment valuation allowances, which have been deducted in arriving at investment carrying values as presented in the consolidated balance sheets, were as follows (in 000's):
	Balance at			Balance at
	January 1,	Additions	Subtractions	December 31,
2001
Mortgage loans	$ 4,675	$ 3,095	$ (630)	$ 7,140
Real estate	-	-	-	-

2000
Mortgage loans	$ 7,750	$ 3,837	$ (6,912)	$ 4,675
Real estate	1,723	-	(1,723)	-

Mortgage loans and real estate investments comprise the following property types and geographic regions (in 000's):
	December 31,
	2001	2000
Property Type:
Office building	$ 369,526	$ 328,976
Residential	39,254	47,805
Retail	389,972	379,326
Industrial/warehouse	190,672	153,580
Other	16,982	19,149
Valuation allowances	(7,140)	(4,675)
Total	$ 999,266	$ 924,161

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

3. INVESTMENTS (CONTINUED):
	December 31,
	2001	2000
Geographic region:

Arizona	$ 21,221	$ 19,809
California	95,861	87,607
Colorado	8,245	8,636
Connecticut	37,208	38,401
Delaware	6,707	15,131
Florida	40,359	36,179
Georgia	71,037	46,895
Indiana	15,015	13,496
Kentucky	13,824	14,941
Louisiana	15,221	7,639
Maryland	19,730	20,849
Massachusetts	116,962	98,377
Michigan	44,549	45,948
Nevada	3,891	5,308
New Jersey	24,047	16,653
New York	88,812	69,529
North Carolina	14,889	11,009
Ohio	29,137	35,966
Oregon	8,131	6,439
Pennsylvania	122,275	132,615
Tennessee	15,345	12,889
Texas	29,071	22,380
Utah	18,179	11,171
Virginia	27,840	20,911
Washington	62,439	60,560
All other	56,411	69,498
Valuation allowances	(7,140)	(4,675)
Total	$ 999,266	$ 924,161

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

3. INVESTMENTS (CONTINUED):

At December 31, 2001, scheduled mortgage loan maturities were as follows (000's):
2002	$ 50,312
2003	28,465
2004	47,272
2005	89,257
2006	56,351
Thereafter	644,073
Total	$ 915,730

Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced.

The Company has made commitments of mortgage loans on real estate and other loans into the future. The outstanding commitments for these mortgages amount to $39,800,000 and $45,119,000 at December 31, 2001 and 2000, respectively.

During 2000, the Company sold commercial mortgage loans in a securitization transaction. In the transaction, the Company retained servicing responsibilities, a Class B and a Class I interest only certificate. The Class B certificate is a subordinated interest. The Company receives annual servicing fees, before expenses, of 0.1 percent of the outstanding balance and rights to future cash flows arising after the investors in the securitization trust have received the return for which they contracted. The investors in the securitization trust have no recourse to the Company's other assets for failure of debtors to pay when due. The value of the Company's retained interest is subject to credit, and interest rate risk on the transferred financial assets. The Company recognized a pretax gain of $763,000 on the securitization transaction.

Key economic assumptions used in measuring the retained interests at the date of securitization resulting from securitizations completed during the year ended December 31, 2000 were as follows:
	Class B	Class I
Prepayment speed	0	0
Weighted average life in years	7.25	4.54
Expected credit losses	0	0
Residual cash flows discount rate	7.798	8.844
Treasury rate interpolated for average life	4.97	4.96
Spread over treasuries	2.83%	3.88%
Duration in years	5.201	3.611

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

3. INVESTMENTS (CONTINUED):

Key economic assumptions and the sensitivity of the current fair value of cash flows in those assumptions are as follows (in 000's):
	Commercial Mortgages
	Class B	Class I
Carrying amount of retained
interests	$ 15,636	$ 9,333
Fair value of retained interests	15,885	8,913
Weighted average life in years	9.419	3.900

Expected Credit Losses
Impact on fair value of .025% of adverse change	0	0
Impact on fair value of 20% of adverse change	0	0

Residual Cash flows Discount Rate
Impact on fair value of 10% of adverse change	15,328	8,682
Impact on fair value of 20% of adverse change	14,800	8,465

The total principal amount of the commercial mortgage loans was $173,655,000 at December 31, 2001, none of which were 60 days or more past due. There were no net credit losses incurred relating to the commercial mortgage loans at the date of the securitization and at December 31, 2001.

SECURITIES LENDING

The Company has a securities lending program operated on its behalf by the Company's primary custodian, Chase Manhattan of New York. The custodian has indemnified the Company against losses arising from this program. There were no securities out on loan at December 31, 2001 and 2000. As of December 31, 2001 and 2000, the Company had received no collateral for securities on loan. The income resulting from this program was $126,000, $48,000 and $37,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

LEVERAGED LEASES

The Company is a lessor in a leverage lease agreement entered into on October 21, 1994, under which equipment having an estimated economic life of 25-40 years was originally leased for a term of 9.78 years. During 2001, the lease term was extended until 2010. The Company's equity investment represented 22.9% of the purchase price of the equipment. The balance of the purchase price was furnished by third-party long-term debt financing, collateralized by the equipment and non-recourse to the Company. At the end of the lease term, the master lessee may exercise a fixed price purchase option to purchase the equipment. The Company's net investment in leveraged leases is composed of the following elements (in 000's):

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

3. INVESTMENTS (CONTINUED):

	Year ended December 31,
	2001	2000
Lease contract receivable	$ 68,418	$ 57,623
Less: non-recourse debt	(36,096)	(57,607)
Net Receivable	32,322	16
Estimated value of leased assets	21,420	41,150
Less: unearned and deferred income	(18,231)	(6,718)
Investment in leveraged leases	35,511	34,448
Less: fees	(212)	(88)
Net investment in leveraged leases	$ 35,299	$ 34,360

DERIVATIVES

The Company uses derivative financial instruments for risk management purposes to hedge against specific interest rate risk, to alter investment rate exposures arising from mismatches between assets and liabilities, and to minimize the Company's exposure to fluctuations in interest rates, foreign currency exchange rates and general market conditions. The derivative financial instruments used by the Company include swaps and options. The Company does not hold or issue any derivative instruments for trading purposes.

SWAPS

Swap agreements are contracts with other parties to exchange at specified intervals, the difference between fixed and floating rate interest amounts based upon a notional principal amount. No cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counter-party at each interest payment date. The Company enters into interest rate swap agreements to hedge against exposure to interest rate fluctuations. Because the underlying principal is not exchanged, the Company's maximum exposure to counterparty credit risk is the difference in payments exchanged. The net payable/receivable is recognized over the life of the swap contract as an adjustment to net investment income.

In 2000, the Company launched a new guaranteed investment contract program. The purpose of the program was to increase market place and interest for these products. Each deal is highly individualized but typically involves the issuance of foreign currency denominated contracts backed by cross currency swaps or equity linked cross currency swaps. The combination of these swaps with interest rate swaps allows the Company to lock in U.S. dollar fixed rate payments for the life of the note.

The net increase (decrease) in net investment income related to swaps was ($23,493,000), $166,000, and ($2,513,000) for the years ended December 31, 2001, 2000 and 1999, respectively. The Company did not employ hedge accounting treatment in 2001, 2000 and 1999. As a result, the unrealized gains and losses were realized immediately in those years.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

3. INVESTMENTS (CONTINUED):

The Company recognized gross realized gains on derivatives of $10,173,000, $3,924,000, and $4,735,000 in 2001, 2000, and 1999, respectively, as well as gross realized losses of $8,912,000, $1,156,000, and $1,789,000 during 2001, 2000, and 1999, respectively.

The Company's primary risks associated with these transactions are exposure to potential credit loss in the event of non-performance by counter-parties and market risk. The Company regularly assesses the strength of the counter-parties and generally enters into transactions with counter-parties rated "A" or better by nationally recognized ratings agencies. Management believes that the risk of incurring losses related to credit risk is remote. As of December 31, 2001 and 2000, the Company's derivatives had no significant concentration of credit risk.

The Company is required to pledge and receive collateral for open derivative contracts. The amount of collateral that is required is determined by agreed upon thresholds with the counterparties. The Company currently pledges cash and U.S. Treasury bonds to satisfy this collateral requirement. At December 31, 2001, $32,900,000 of fixed maturities was pledged as collateral and is included in other assets. No collateral was pledged at December 31, 2000.

OPTIONS

Options are legal contracts that give the contractholder the right to buy or sell a specific amount of the underlying interest at a strike price upon exercise of the option. The Company also utilizes options to hedge against stock market exposure inherent in the mortality and expense risk charges and guaranteed minimum death benefit features of the Company's variable annuities.

The Company's underlying notional or principal amounts associated with open derivatives positions were as follows (in 000's):

	Outstanding at December 31, 2001
	Notional
	Principal	Unrealized Gain
	Amounts	(Loss)

Interest rate swaps	$1,327,496
$        (73,495)

Currency swaps	697,557	(22,918)
Equity swaps	259,607	(34,008)
Equity index options	1,428,323	81,000

Total	$3,712,983	(49,421)
	Outstanding at December 31, 2000
	Notional Principal Amounts	Unrealized Gain (Loss)

Interest rate swaps	$1,308,496
$        (40,432)

Currency swaps	370,554	1,839
Equity swaps	162,576	(16,883)

Total	$1,841,626	$ (55,476)

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

3. INVESTMENTS (CONTINUED):

At December 31, 2001 and 2000, the unrealized gains (losses) on derivatives are included with other liabilities on the financial statements.

4. NET REALIZED INVESTMENT GAINS AND LOSSES

Net realized investment gains (losses) consisted of the following (in 000's):
	2001	2000	1999

Fixed maturities	$ 29,694	$ (14,962)	$ 4,846
Mortgage and other loans	(2,557)	2,057	1,981
Real estate	1,150	5,211	(742)
Derivative instruments	1,261	2,768	2,945
Short term investments	196	(22)	4
Write-down of fixed maturities	(6,050)	(14,956)	(6,689)
Total	$ 23,694	$ (19,904)	$ 2,345

5. NET INVESTMENT INCOME

Net investment income consisted of the following (in 000's):

	2001	2000	1999

Fixed maturities	$ 320,810	$ 265,608	$ 254,390
Equity securities	-	-	(33)
Mortgage and other loans	73,050	77,807	90,638
Real estate	5,961	8,868	6,829
Policy loans	2,967	3,047	3,172
Derivatives	(127,322)	(66,773)	17,671
Other	10,802	4,664	(1,416)
Gross investment income	286,268	293,221	371,251
Less: Investment expenses	3,706	5,510	6,273
Net investment income	$ 282,562	$ 287,711	$ 364,978

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS 107 "Disclosure about Fair Value of Financial Instruments" excludes certain insurance liabilities and other non-financial instruments from its disclosure requirements. The fair value amounts presented herein do not include the expected interest margin (interest earnings over interest credited) to be earned in the future on investment-type products or other intangible items. Accordingly, the aggregate fair value amounts presented herein do not necessarily represent the underlying value of the Company; likewise, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair value information presented herein.

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2001 and 2000 (in 000's):

	December 31, 2001		December 31, 2000
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Financial assets:
Cash and cash equivalents	$ 180,141	$ 180,141	$ 390,049	$ 390,049
Fixed maturities	3,739,277	3,739,277	3,749,567	3,695,679
Short-term investments	103,296	103,296	112,077	112,077
Mortgages	915,730	977,857	846,439	886,384
Derivatives	(49,421)	(49,421)	(55,476)	(55,476)
Policy loans	42,686	42,686	41,459	41,459
Other invested assets	66,771	66,771	74,551	74,551

Financial liabilities:
Guaranteed investment contracts	$ 1,320,278	$ 1,336,594	$ 1,002,865	$ 998,544
Contractholder deposit funds	1,603,391	1,591,474	2,129,758	2,090,197
Fixed annuity contracts	88,400	86,031	102,637	98,337
Interest sensitive life insurance	116,967	117,045	114,198	116,900
Long-term debt	565,000	596,218	565,000	510,962
Partnership Capital Securities	607,826	619,656	607,826	553,938

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

6. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED):

The fair values of cash and cash equivalents are estimated to be cost plus accrued interest which approximates fair value. The fair values of short-term bonds are estimated to be the amortized cost. The fair values of publicly traded fixed maturities are based upon market prices or dealer quotes. For privately placed fixed maturities, fair values are estimated by taking into account prices for publicly traded securities of similar credit risk, maturity, repayment and liquidity characteristics. The fair values of mortgage and other loans are estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Policy loans are stated at unpaid principal balances, which approximate fair value.

The fair values of the Company's general account insurance reserves and contractholder deposits under investment-type contracts (insurance, annuity and pension contracts that do not involve mortality or morbidity risks) are estimated using discounted cash flow analyses or surrender values based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for all contracts being valued. Those contracts that are deemed to have short-term guarantees have a carrying amount equal to the estimated market value.

The fair values of other deposits with future maturity dates are estimated using discounted cash flows.

The fair value of notes payable and other borrowings are estimated using discounted cash flow analyses based upon the Company's current incremental borrowing rates for similar types of borrowings. The carrying amount of all other assets is assumed to approximate fair value.

7. REINSURANCE

INDIVIDUAL INSURANCE

The Company had several agreements with Sun Life Assurance Company of Canada, which provided that Sun Life Assurance Company of Canada would reinsure the mortality risk and certain ancillary benefits under various individual life insurance contracts sold by the Company. Under these agreements, basic death benefits and supplementary benefits were reinsured on a yearly renewable term basis and coinsurance basis, respectively. The effective dates of these agreements were June 1, 1982, November 1, 1986, and January 1, 1987. These agreements were terminated on December 31, 2000.

The Company had an agreement with an unrelated company that provided reinsurance of a small block of individual life insurance contracts on a modified coinsurance basis. This agreement was terminated on December 31, 2000.

The Company has agreements with Sun Life Assurance Company of Canada and with other unrelated companies which provide for reinsurance of certain mortality risks associated with the individual and corporate owned life insurance (COLI) contracts. These amounts are reinsured on a yearly renewable term basis.

GROUP INSURANCE

The Company has an agreement with Sun Life Assurance Company of Canada whereby Sun Life Assurance Company of Canada reinsures the mortality risks of the group life insurance contracts. Under this agreement, certain death benefits are reinsured on a yearly renewable term basis.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

7. REINSURANCE (CONTINUED):

The Company has an agreement with an unrelated company whereby the unrelated company reinsures the morbidity risks of the group long-term disability contracts. Under this agreement, certain long-term disability benefits are reinsured on a yearly renewable term basis.

The effects of reinsurance were as follows (in 000's):
	For the Years Ended December 31,
	2001	2000	1999

Insurance premiums:
Direct	$ 43,980	$ 51,058	$ 54,662
Assumed	-	-	-
Ceded	2,971	6,255	9,595
Net premiums	$ 41,009	$ 44,803	$ 45,067

Insurance and other individual policy benefits and claims:
Direct	$ 314,750	$ 346,411	$ 342,284
Assumed	-	-	-
Ceded	5,063	8,077	7,433
Net policy benefits and claims	$ 309,687	$ 338,334	$ 334,851

The Company is contingently liable for the portion of the policies reinsured under each of its existing reinsurance agreements in the event the reinsurance companies are unable to pay their portion of any reinsured claim. Management believes that any liability from this contingency is unlikely. However, to limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk.

8. RETIREMENT PLANS:

PENSION PLAN

The Company and its subsidiaries participate with Sun Life Assurance Company of Canada in a non-contributory defined benefit pension plan covering essentially all employees. Benefits under all plans are based on years of service and employees' average compensation. The Company's funding policies for the pension plans are to contribute amounts which at least satisfy the minimum amount required by the Employee Retirement Income Security Act of 1974 ("ERISA"); currently the plans are fully funded. Most pension plan assets consist of separate accounts of Sun Life Assurance Company of Canada or other insurance company contracts.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

8. RETIREMENT PLANS (CONTINUED):

The following table sets forth the change in the pension plan's projected benefit obligations and assets, as well as the plan's funded status at December 31, 2001, 2000, and 1999 (in 000's):
	Year ended December 31,
	2001	2000	1999
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$ 109,675	$ 99,520	$ 110,792

Service cost	5,968	5,242	5,632

Interest cost	8,698	7,399	6,952

Actuarial loss (gain)	20,089	579	(21,480)

Benefits paid	(3,825)	(3,065)	(2,376)
Projected benefit obligation at end of year	$ 140,605	$ 109,675	$ 99,520
Change in fair value of plan assets:
Fair value of plan assets at beginning of year	$ 163,204	$ 158,271	$ 151,575
Actual return on plan assets	17,888	8,218	9,072
Benefits paid	(3,825)	(3,285)	(2,376)
Fair value of plan assets at end of year	$ 177,267	$ 163,204	$ 158,271

Funded status	$ 36,662	$ 53,529	$ 58,752
Unrecognized net actuarial loss	5,341	(12,620)	(20,071)
Unrecognized transition obligation	(18,766)	(20,561)	(22,617)
Unrecognized prior service cost	5,922	6,501	7,081
Prepaid benefit cost	$ 29,159	$ 26,849	$ 23,145

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

8. RETIREMENT PLANS (CONTINUED):

The following table sets forth the components of the net periodic pension cost for the years ended December 31, 2001, 2000, and 1999 (in 000's).
	Year Ended December 31,
	2001	2000	1999

Components of net periodic benefit cost:
Service cost	$ 5,968	$ 5,242	$ 5,632

Interest cost	8,698	7,399	6,952

Expected return on plan assets	(14,502)	(13,723)	(12,041)

Amortization of transition obligation asset	(2,093)	(2,056)	(2,056)

Amortization of prior service cost	580	580	580

Recognized net actuarial gain	(492)	(1,146)	(554)
Net periodic benefit cost	$ (1,841)	$ (3,704)	$ (1,487)
The Company's share of net periodic benefit cost	$ 1,006	$ 805	$ 736

The projected benefit obligations were based on calculations that utilize certain assumptions. The assumed weighted average discount rate was 7.0% for the year ended December 31, 2001. The assumed weighted average discount rate for 2000 and 1999 was 7.5%. The expected return on plan assets for 2001, 2000 and 1999 was 8.75% and the assumed rate of compensation increase for 2001, 2000 and 1999 was 4.50%.

The Company and certain subsidiaries also participate with Sun Life Assurance Company of Canada and certain affiliates in a 401(k) savings plan for which substantially all employees are eligible. Under the various plans the Company matches, up to specified amounts, employees' contributions to the plan. The Company's contributions were $462,000, $354,000 and $284,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

OTHER POST-RETIREMENT BENEFIT PLANS

In addition to pension benefits, the Company and certain subsidiaries provide certain health, dental, and life insurance benefits ("postretirement benefits") for retired employees and dependents. Substantially all employees of the participating companies may become eligible for these benefits if they reach normal retirement age while working for the Company, or retire early upon satisfying an alternate age plus service condition. Life insurance benefits are generally set at a fixed amount. The following table sets forth the change in other postretirement benefit plans' obligations and assets, as well as the plans' funded status at December 31, 2001, 2000, and 1999 (in 000's).

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

8. RETIREMENT PLANS (CONTINUED):
	Year Ended December 31,
	2001	2000	1999
Change in benefit obligation:
Benefit obligation at beginning of year	$ 17,085	$ 12,217	$ 10,419

Service cost	624	529	413

Interest cost	1,296	1,139	845

Actuarial loss	10,956	3,665	1,048

Benefits paid	(792)	(465)	(508)
Benefit obligation at end of year	$ 29,169	$ 17,085	$ 12,217

Change in fair value of plan assets:
Fair value of plan assets at beginning of year	$ -	$ -	$ -
Employer contributions	792	465	508
Benefits paid	(792)	(465)	(508)
Fair value of plan assets at end of year	$ -	$ -	$ -

Funded Status	$ (29,169)	$ (17,085)	$ (12,217)
Unrecognized net actuarial loss	15,738	4,914	1,469
Unrecognized transition obligation	50	95	140
Prepaid (accrued) benefit cost	$ (13,381)	$ (12,076)	$ (10,608)

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

8. RETIREMENT PLANS (CONTINUED):

The following table sets forth the components of the net periodic postretirement benefit costs for the years ended December 31, 2001, 2000, and 1999 (in 000's).

	2001	2000	1999

Components of net periodic benefit cost
Service cost	$ 624	$ 529	$ 413

Interest cost	1,296	1,139	845

Amortization of transition obligation(asset)	45	45	45

Recognized net actuarial loss (gain)	381	219	164
Net periodic benefit cost	$ 2,346	$ 1,932	$ 1,467

The Company's share of net periodic benefit cost	$ 256	$ 219	$ 185

In order to measure the postretirement benefit obligation at December 31, 2001 the Company assumed a 16.0% annual rate of increase in the per capita cost of covered health care benefits (5.5% for dental benefits). In addition, medical cost inflation is assumed to be 12% in 2002 and assumed to decrease gradually to 5.5% for 2013 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. For example, increasing the health care cost trend rate assumptions by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 2001 by $6.1 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 2001 by $465,000. Conversely, decreasing assumed rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation at December 31, 2001 by $5.0 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 2001 by $369,000. The assumed weighted average discount rate used in determining the postretirement benefit obligation was 7.0% for 2001 and 7.5% for 2000 and 1999.

9. FEDERAL INCOME TAXES

The Company and its subsidiaries file a consolidated federal income tax return with Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc. as previously described in Note 1. Federal income taxes are calculated as if the Company was filing a separate federal income tax return. A summary of the components of federal income tax expense (benefit) in the consolidated statements of income for the years ended December 31, 2001, 2000 and 1999 was as follows (in 000's):

	2001	2000	1999
Federal income tax expense (benefit):
Current	$(81,820)	$(8,536)	$18,570
Deferred	58,498	(53,145)	10,210

Total	$(23,322)	$(61,681)	$28,780

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

9. FEDERAL INCOME TAXES (CONTINUED)

Federal income taxes attributable to the consolidated operations are different from the amounts determined by multiplying income before federal income taxes by the expected federal income tax rate of 35%. The Company's effective rate differs from the federal income tax rate as follows:
	2001	2000	1999

Expected federal income tax expense	$(13,435)	$(21,455)	$28,969
Low income housing credit	(6,138)	(5,805)	(6,348)
Additional tax provision	(4,200)	(35,897)	6,851
Other	451	1,476	(692)

Federal income tax expense	$(23,322)	$(61,681)	$28,780

The deferred income tax (asset) liability represents the tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred tax (assets) and liabilities as of December 31, 2001 and 2000 were as follows (in 000's):
	2001	2000

Deferred tax assets:
Actuarial liabilities	$ 92,323	$ 177,709
Other	38,870	845
Total deferred tax assets	$ 131,193	$ 178,554

Deferred tax liabilities:
Deferred policy acquisition costs	(181,647)	(189,447)
Investments, net	(48,710)	(30,513)
Total deferred tax liabilities	$ (230,357)	$ (219,960)

Net deferred tax liabilities	$ (99,164)	$ (41,406)

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

9. FEDERAL INCOME TAXES (CONTINUED)

The Company makes payments under the tax sharing agreements as if it were filing as a separate company.

The Company's federal income tax returns are routinely audited by the Internal Revenue Service ("IRS"), and provisions are made in the consolidated financial statements in anticipation of the results of these audits. The Company is currently under audit by the IRS for the years 1994 and 1995. In the Company's opinion, adequate tax liabilities have been established for all years and any adjustments that might be required for the years under audit will not have a material effect on the Company's financial statements. However, the amounts of these tax liabilities could be revised in the future if estimates of the Company's ultimate liability are revised.

10. LIABILITY FOR UNPAID CLAIMS AND CLAIMS ADJUSTMENT EXPENSES

Activity in the liability for unpaid claims and claims adjustment expenses related to the group life and group disability products is summarized below (in 000's):
	2001	2000

Balance at January 1	$ 20,574	$ 17,755
Less reinsurance recoverables	(5,067)	(4,036)
Net balance at January 1	15,507	13,719
Incurred related to:
Current year	11,354	10,670
Prior years	(786)	(14)
Total incurred	10,568	10,656
Paid losses related to:
Current year	(5,446)	(5,473)
Prior years	(3,092)	(3,395)
Total paid	(8,538)	(8,868)

Net balance at December 31	23,615	20,574
Less reinsurance recoverables	(6,078)	(5,067)
Balance at December 31	$ 17,537	$ 15,507

The Company regularly updates its estimates of liabilities for unpaid claims and claims adjustment expenses as new information becomes available and further events occur which may impact the resolution of unsettled claims for its individual and group disability lines of business. Changes in prior estimates are recorded in results of operations in the year such changes are determined to be needed.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

11. DEFERRED POLICY ACQUISITION COSTS

The following illustrates the changes to the deferred policy acquisition costs (in 000's):
	2001	2000
Balance at January 1	$ 761,988	$ 686,278
Acquisition costs deferred	137,879	206,869
Amortized to expense during the year	(120,733)	(123,832)
Adjustment for unrealized investment gains (losses) during the year	(13,418)	(7,327)
Balance at December 31	$ 765,716	$ 761,988

12. SEGMENT INFORMATION

The Company offers financial products and services such as fixed and variable annuities, guaranteed investment contracts, retirement plan services, and life insurance on an individual and group basis, as well as disability insurance on a group basis. Within these areas, the Company conducts business principally in three operating segments and maintains a corporate segment to provide for the capital needs of the three operating segments and to engage in other financing related activities. Net investment income is allocated based on segmented assets by line of business.

The Wealth Management segment markets and administers individual and group variable annuity products, individual and group fixed annuity products which include market value adjusted annuities, and other retirement benefit products. The Company began offering guaranteed investment contracts to unrelated third parties in overseas markets during the second quarter of 2000. These contracts may contain any of a number of features including variable or fixed interest rates and equity index options and may be denominated in foreign currencies. The Company uses derivative instruments to manage the risks inherent in the contract options.

The Individual Protection segment markets and administers a variety of life insurance products sold to individuals and corporate owners of life insurance. The products include whole life, universal life and variable life products.

The Group Protection segment markets and administers group life and long-term disability insurance to small and mid-size employers in the State of New York.

The Corporate segment includes the unallocated capital of the Company, its debt financing, and items not otherwise attributable to the other segments. Management evaluates the results of the operating segments on an after-tax basis. The Company does not materially depend on one or a few customers, brokers or agents.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

12. SEGMENT INFORMATION (CONTINUED)

The following amounts pertain to the various business segments (in 000's):

	Year ended December 31, 2001
			Pretax
	Total	Total	Income	Net Operating	Total
	Revenues	Expenditures	(Loss)	Income (Loss)	Assets

Wealth Management	$ 494,231	$ 527,615	$ (30,855)	$ (11,795)	$ 20,281,474
Individual Protection	32,345	28,383	3,962	3,443	1,685,589
Group Protection	19,407	15,930	3,477	2,641	38,105
Corporate	85,322	104,692	(21,899)	(12,170)	304,570
Total	$ 631,305	$ 676,620	$ (45,315)	$ (17,881)	$ 22,309,738

	Year ended December 31, 2000

Wealth Management	$ 533,517	$ 556,864	$ (23,347)	$ (6,911)	$ 22,094,736
Individual Protection	44,206	44,477	(271)	(176)	1,242,549
Group Protection	17,194	15,350	1,844	1,199	30,514
Corporate	15,552	55,025	(39,473)	8,419	689,869
Total	$ 610,469	$ 671,716	$ (61,247)	$ 2,531	$ 24,057,668

	Year ended December 31, 1999

Wealth Management	$ 563,836	$ 460,788	$ 103,048	$ 73,002	$ 20,911,529
Individual Protection	17,625	18,001	(376)	198	302,100
Group Protection	16,415	15,541	874	568	27,286
Corporate	31,996	52,731	(20,735)	(20,036)	243,998
Total	$ 629,872	$ 547,061	$ 82,811	$ 53,732	$ 21,484,913

13. REGULATORY FINANCIAL INFORMATION

The insurance subsidiaries are required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory surplus differs from shareholder's equity reported in accordance with GAAP for stock life insurance companies primarily because policy acquisition costs are expensed when incurred, reserves are based on different assumptions, investments are valued differently, post-retirement benefit costs are based on different assumptions and reflect a different method of adoption, and deferred income taxes are calculated differently. The statutory financials are not prepared on a consolidated basis.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

13. REGULATORY FINANCIAL INFORMATION (CONTINUED):

The Company's statutory surplus and net income (loss) are as follows (in 000's):

	Year ended December 31,
	2001	2000	1999

Statutory surplus and capital
$     769,520
		$ 940,335	$ 886,342
Statutory net (loss) income	$ (137,139)	$ (236)	$ 90,358

The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Delaware. Effective January 1, 2001, the State of Delaware required that insurance companies domiciled in the State of Delaware prepare their statutory basis financial statements in accordance with the NAIC Accounting Practices and Procedures manual, version effective January 1, 2001, subject to any deviations prescribed or permitted by the Insurance Commissioner of the State of Delaware.

Accounting changes adopted to conform to the provisions of the NAIC Accounting Practices and Procedures manual, version effective January 1, 2001, are reported as changes in accounting principles in the statutory financial statements. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned funds (surplus) in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods. As a result of these changes, the Company reported a change of accounting principle in its statutory financial statements, as an adjustment that increased unassigned funds (surplus), of $25,924,000 as of January 1, 2001. This adjustment is due to $25,454,000 of net deferred tax assets established as of January 1, 2001 offset by an increase of $470,000 in the valuation of the Company's obligation for postretirement benefits other than pensions ("PBOP") on a NAIC basis as of January 1, 2001.

14. DIVIDEND RESTRICTIONS

The Company and its insurance subsidiary's ability to pay dividends are subject to certain restrictions. Delaware and New York have enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of the Company and Sun Life Insurance and Annuity Company of New York. Pursuant to Delaware's statute, the maximum amount of dividends and other distributions that an insurer may pay in any twelve-month period, without prior approval of the Delaware Commissioner of Insurance, is limited to the greater of (i) 10% of its statutory surplus as of the preceding December 31, or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company), or its net income (not including realized capital gains) for the preceding calendar year (if such insurer is not a life company). Any dividends to be paid by an insurer, whether or not in excess of the aforementioned threshold, from a source other than statutory surplus, would also require the prior approval of the Delaware Commissioner of Insurance. Dividends in the amounts of $15,000,000, $10,000,000 and $80,000,000 were declared and paid by the Company to its parent, Sun Life of Canada (U.S.) Holdings, Inc. during 2001, 2000, and 1999, respectively.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

14. DIVIDEND RESTRICTIONS (CONTINUED)

On September 20, 2000, New York insurance law was amended to permit a domestic stock life insurance company to distribute a dividend to its shareholders, without notice to the Superintendent of Insurance of the State of New York, where the aggregate amount of such dividend in any calendar year does not exceed the lesser of: (1) ten percent of its surplus to policyholders as of the immediately preceding calendar year; or (2) its net gain from operations for the immediately preceding calendar year, not including realized capital gains. Under the previous law, domestic stock life insurers were prohibited from distributing any dividends to shareholders unless the insurer filed a notice of its intention to declare a dividend and its amount with the Superintendent at least 30 days in advance of the proposed declaration, and such proposed distribution was not disapproved by the Superintendent. No dividends were paid during 2001. Dividends in the amount of $4,700,000 and $6,500,000 were declared and paid during 2000 and 1999, respectively, by the Sun Life Insurance and Annuity Company of New York to the Company. These dividends were approved by the Board of Directors and the State of New York Insurance Department.

15. COMMITMENTS AND CONTINGENCIES

REGULATORY AND INDUSTRY DEVELOPMENTS

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision. This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential effect on it of any such future assessments. Under insurance guaranty fund laws in each state, the District of Columbia and Puerto Rico, insurers licensed to do business can be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Recent regulatory actions against certain large life insurers encountering financial difficulty have prompted various state insurance guaranty associations to begin assessing life insurance companies for the deemed losses. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's solvency and further provide annual limits on such assessments. Part of the assessments paid by the Company and its subsidiaries pursuant to these laws may be used as credits for a portion of the associated premium taxes.

LITIGATION

The Company is not aware of any contingent liabilities arising from litigation, income taxes and other matters beyond the ordinary course of business that could have a material effect upon the financial condition of the Company.

LINES OF CREDIT

The Company has syndicated two lines of credit each in the amount of $250 million. There are 14 banks in the syndicate of lenders, which is led by Chase Bank, New York. The banks have committed to lend funds of up to $500 million when requested by the Company at prevailing rates determined in accordance with the line of credit agreements. One line of credit terminates October 2002, the other in October 2003. As of December 31, 2001, no amounts have been borrowed.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

LEASE COMMITMENTS

The Company leases various facilities and equipment under operating leases with terms of up to 25 years. As of December 31, 2001, minimum future lease payments under such leases are as follows (in 000's):

2002	$ 1,924
2003	294
2004	196
Total	$ 2,414

Total rental expense for the years ended December 31, 2001, 2000 and 1999 was $6,936,000, $5,002,000, and $4,656,000, respectively.

16. DISCONTINUED OPERATIONS

During 1999, the Company discontinued its individual disability segment and its banking and trust segment. These segments were composed of Massachusetts Casualty Insurance Company ("MCIC") and New London Trust, F.S.B. ("NLT"), which were both sold during 1999 to separate, unaffiliated parties. Net proceeds on the sale of MCIC were approximately $33,965,000 and the Company realized a net loss after taxes of $25,465,000. Net proceeds on the sale of NLT were approximately $30,000,000; the Company realized a net gain after taxes of $13,170,000. Immediately before the sale date of NLT, the Company received a $19 million dividend distribution from NLT.

There were no results from discontinued operations in 2001 and 2000. Income from discontinued operations for the year ended December 31, 1999 were as follows (in 000's):
1999
Revenue	$ 22,667
Expenses	21,430
Provision for income taxes	203
Income from discontinued operations	$ 1,034

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Sun Life Assurance Company of Canada (U.S.):

We have audited the accompanying consolidated balance sheets of Sun Life Assurance Company of Canada (U.S.) and its subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, stockholder's equity and of cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sun Life Assurance Company of Canada (U.S.) and its subsidiaries as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities".

Deloitte & Touche LLP

Boston, Massachusetts

February 15, 2002

PART C

ITEM 27. EXHIBITS

A. Resolution of the Board of Directors of Sun Life Assurance Company of Canada (U.S.), dated October 29, 1998, authorizing the establishment of Sun Life of Canada (U.S.) Variable Account I (Incorporated herein by reference to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-68601, field with the Securities and Exchange Commission on December 9, 1998.)

Record of Action, dated December 1, 1998, authorizing the establishment of Sun Life of Canada (U.S.) Variable Account I (Incorporated herein by reference to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-68601, field with the Securities and Exchange Commission on December 9, 1998.)

Record of Action, dated March 30, 1999, relating to the establishment of Sun Life of Canada (U.S.) Variable Account I (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-68601, filed with the Securities and Exchange Commission on April 27, 1999.)

B. Form of Marketing Coordination Agreement between Sun Life Assurance Company of Canada (U.S.) and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-59662, field with the Securities and Exchange Commission on April 26, 2001.)

C. Principal Underwriting Agreement (Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-94359, filed with the Securities and Exchange Commission on March 31, 2000.)

D. (1) Form of Flexible Premium Combination Fixed and Variable Life Insurance Policy (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-68601, filed with the Securities and Exchange Commission on February 26, 2001.)

(2) Form of Accelerated Death Benefit Rider (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-68601, filed with the Securities and Exchange Commission on April 27, 1999.)

(3) Form of Accidental Death Benefit Rider (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-68601, filed with the Securities and Exchange Commission on April 27, 1999.)

(4) Form of Payment of Stipulated Premium Rider (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-68601, filed with the Securities and Exchange Commission on April 27, 1999.)

(5) Form of Waiver of Cost of Insurance Rider (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account G on Form S-6, File No. 333-13087, filed with the Securities and Exchange Commission on February 12, 2001.)

(6) Form of Supplemental Insurance Rider (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-68601, filed with the Securities and Exchange Commission on February 12, 2001.)

E. Form of Application for Flexible Premium Combination Fixed and Variable Life Insurance Policy (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-68601, filed with the Securities and Exchange Commission on February 26, 2001.)

F. (1) Certificate of Incorporation of Sun Life Assurance Company of Canada (U.S.) (Incorporated herein by reference to the Registration Statement of Sun Life of Canada (U.S.) Variable Account F on Form N-4, File No. 333-37907, filed with the Securities and Exchange Commission on October 14, 1997.)

(2) Bylaws of Sun Life Assurance Company of Canada (U.S.) (Incorporated herein by reference to the Registration Statement of Sun Life of Canada (U.S.) Variable Account F on Form N-4, File No. 333-37907, filed with the Securities and Exchange Commission on October 14, 1997.)

G. Form of Reinsurance Contract.

H. (1)(a) Participation Agreement by and among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., Sun Life Assurance Company of Canada (U.S.), and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account G on Form S-6, File No. 333-13087, filed with the Securities and Exchange Commission on April 29, 1999.)

(1)(b) Amendment No. 1 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., Sun Life Assurance Company of Canada (U.S.), and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account G on Form S-6, File No. 333-13087, filed with the Securities and Exchange Commission on April 29, 1999.)

(1)(c) Amendment No. 2 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., Sun Life Assurance Company of Canada (U.S.), and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account G on Form S-6, File No. 333-13087, filed with the Securities and Exchange Commission on April 29, 1999.)

(1)(d) Amendment No. 6 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., Sun Life Assurance Company of Canada (U.S.), and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-94359, filed with the Securities and Exchange Commission on April 26, 2002.)

(1)(e) Amendment No. 8 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., Sun Life Assurance Company of Canada (U.S.), and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account G on Form N-6, File No. 333-65048, filed with the Securities and Exchange Commission on October 1, 2002.)

(2)(a) Participation Agreement by and among Sun Capital Advisers Trust, Sun Capital Advisers, Inc. and Sun Life Assurance Company of Canada (U.S.) (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account G on Form S-6, File No. 333-13087, filed with the Securities and Exchange Commission on April 29, 1999.)

(2)(b) Amendment No. 1 to Participation Agreement by and among Sun Capital Advisers Trust, Sun Capital Advisers, Inc., and Sun Life Assurance Company of Canada (U.S.) (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account G on Form S-6, File No. 333-13087, filed with the Securities and Exchange Commission on April 29, 1999.)

(2)(c) Amendment No. 2 to Participation Agreement by and among Sun Life Assurance Company of Canada (U.S.), Sun Capital Advisers Trust, and Sun Capital Advisers, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-94359, filed with the Securities and Exchange Commission on April 26, 2002.)

(3)(a) Participation Agreement by and among Sun Life Assurance Company of Canada (U.S.), Variable Insurance Products Fund and Fidelity Distributors Corporation (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-94359, filed with the Securities and Exchange Commission on April 26, 2002.)

(3)(b) Amendment No. 1 to Participation Agreement by and among Sun Life Assurance Company of Canada (U.S.), Variable Insurance Products Fund and Fidelity Distributors Corporation (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-94359, filed with the Securities and Exchange Commission on April 26, 2002.)

(3)(c) Amendment No. 2 to Participation Agreement by and among Sun Life Assurance Company of Canada (U.S.), Variable Insurance Products Fund and Fidelity Distributors Corporation (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-94359, filed with the Securities and Exchange Commission on April 26, 2002.)

(3)(d) Amendment No. 4 to Participation Agreement by and among Sun Life Assurance Company of Canada (U.S.), Variable Insurance Products Fund and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account G on Form N-6, File No. 333-65048, filed with the Securities and Exchange Commission on October 1, 2002.)

(4)(a) Participation Agreement by and among Sun Life Assurance Company of Canada (U.S.), Clarendon Insurance Agency, Inc., Alliance Capital Management L.P. and Alliance Fund Distributors, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-94359, filed with the Securities and Exchange Commission on April 26, 2002.)

(4)(b) Amendment No. 3 to Participation Agreement by and among Sun Life Assurance Company of Canada (U.S.), Alliance Capital Management L.P. and Alliance Fund Distributors, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account G on Form N-6, File No. 333-65048, filed with the Securities and Exchange Commission on October 1, 2002.)

(5) Participation Agreement, dated as of May 1, 2000, by and among the Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc, and Sun Life Assurance Company of Canada (U.S.) (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account G on Form S-6, File No. 333-13087, filed with the Securities and Exchange Commission on April 30, 2001.)

(6)(a) Participation Agreement by and among Goldman Sachs Variable Insurance Trust, Goldman, Sachs & Co., and Sun Life Assurance Company of Canada (U.S.) (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-68601, filed with the Securities and Exchange Commission on December 9, 1998.)

(6)(b) Amendment No. 5 to Participation Agreement by and among Goldman Sachs Variable Insurance Trust, Goldman, Sachs & Co., and Sun Life Assurance Company of Canada (U.S.) (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-94359, filed with the Securities and Exchange Commission on April 26, 2002.)

(6)(c) Amendment No. 7 to Participation Agreement by and among Goldman Sachs Variable Insurance Trust, Goldman, Sachs & Co., and Sun Life Assurance Company of Canada (U.S.). (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account G on Form N-6, File No. 333-65048, filed with the Securities and Exchange Commission on October 1, 2002.)

(7)(a) Participation Agreement by and among Sun Life Assurance Company of Canada (U.S.), INVESCO Variable Investment Funds, Inc., INVESCO Funds Group, Inc. and INVESCO Distributors, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-94359, filed with the Securities and Exchange Commission on April 26, 2002.)

(7)(b) Amendment No. 1 to Participation Agreement by and among Sun Life Assurance Company of Canada (U.S.), INVESCO Variable Investment Funds, Inc., INVESCO Funds Group, Inc. and INVESCO Distributors, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-94359, filed with the Securities and Exchange Commission on April 26, 2002.)

(7)(c) Amendment No. 4 to Participation Agreement by and among Sun Life Assurance Company of Canada (U.S.), INVESCO Variable Investment Funds, Inc., INVESCO Funds Group, Inc. and INVESCO Distributors, Inc). (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account G on Form N-6, File No. 333-65048, filed with the Securities and Exchange Commission on October 1, 2002.)

(8)(a) Participation Agreement by and among MFS/Sun Life Series Trust, Sun Life Assurance Company of Canada (U.S.), and Massachusetts Financial Services Company (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account G on Form S-6, File No. 333-13087, filed with the Securities and Exchange Commission on January 22, 1997.)

(8)(b) Amendment No. 4 to Participation Agreement by and among MFS/Sun Life Series Trust, Sun Life Assurance Company of Canada (U.S.), and Massachusetts Financial Services Company (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-94359, filed with the Securities and Exchange Commission on April 26, 2002.)

(9) Participation Agreement by and among Sun Life Assurance Company of Canada (U.S.), Deutsche Asset Management VIT Funds and Deutsche Asset Management, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account G on Form S-6, File No. 333-65048, filed with the Securities and Exchange Commission on July 3, 2002.)

I. Broker-Dealer Administrative Services Supervisory Agreement on Agreement between Andesa TPA, Inc. and Sun Life Assurance Company of Canada. (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-68601, filed with the Securities and Exchange Commission on February 12, 2001.)

J. Powers of Attorney. (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account F on Form N-4, File No. 333-30844, filed with the Securities and Exchange Commission on February 9, 2001.)

K. Legal Opinion.

L. None.

M. None.

N. None.

O. None.

P. None.

Q. None.

ITEM 28. DIRECTORS AND OFFICERS OF THE DEPOSITOR
Name and	Principal Positions and Officers
Business Address	With Depositor

Donald A. Stewart	Chairman and Director
150 King Street West
Toronto, Ontario
Canada M5H 1J9

C. James Prieur	Vice Chairman and Director
150 King Street West
Toronto, Ontario
Canada M5H 1J9

James A. McNulty, III	President and Director
One Sun Life Executive Park
Wellesley Hills, MA 02481

David D. Horn	Director
257 Lake Street
P.O. Box 24
New Vineyard, ME 04956

Angus A. MacNaughton	Director
481 Kingswood Lane
Danville, CA 94506

S. Caesar Raboy	Director
220 Boylston Street
Boston, MA 02110

William W. Stinson	Director
1001 13th Avenue S.W.
Calgary, Alberta
Canada T2R 0L5

James C. Baillie	Director
Torys Suite 300, Maritime Life Tower
Toronto, Ontario
Canada MSK 1N2

James M.A. Anderson	Vice President, Investments
One Sun Life Executive Park
Wellesley Hills, MA 02481

Robin L. Camara	Vice President, Human Resources &
One Sun Life Executive Park	Administrative Services
Wellesley Hills, MA 02481

Peter F. Demuth	Vice President, Chief Strategy
One Sun Life Executive Park	and Business Development Officer
Wellesley Hills, MA 02481

Mark W. DeTora	Vice President, Individual Insurance
One Sun Life Executive Park
Wellesley Hills, MA 02481

Robert P. Vrolyk	Vice President and Actuary
One Sun Life Executive Park
Wellesley Hills, MA 02481

Ellen B. King	Assistant Vice President and Senior Counsel and
One Sun Life Executive Park	Secretary
Wellesley Hills, MA 02481

Philip K. Polkinghorn	Vice President, Retirement Products and Services
112 Worcester Street
Wellesley Hills, MA 02481

Davey S. Scoon	Vice President & Chief Administrative and
One Sun Life Executive Park	Financial Officer & Treasurer
Wellesley Hills, MA 02481

Michael E. Shunney	Vice President, Group Insurance
One Sun Life Executive Park
Wellesley Hills, MA 02481

James R. Smith	Vice President & Chief Information Officer
One Sun Life Executive Park
Wellesley Hills, MA 02481

ITEM 29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

No person is directly or indirectly controlled by the Registrant. The Registrant is a separate account of Sun Life Assurance Company of Canada (U.S.), a wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc., a wholly-owned subsidiary of Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc., which is in turn a wholly-owned subsidiary of Sun Life Assurance Company of Canada.

The organization chart of Sun Life Assurance Company of Canada is filed as Exhibit 16 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-74884, filed February 14, 2002.

None of the companies listed in such Exhibit 16 is a subsidiary of the Registrant; therefore, the only financial statements being filed are those of Sun Life Assurance Company of Canada (U.S.).

ITEM 30. INDEMNIFICATION

Pursuant to Section 145 of the Delaware Corporation Law, Article 8 of the By-laws of Sun Life Assurance Company of Canada (U.S.), as amended effective as of January 1, 2000 (a copy of which was filed as Exhibit 6(b) to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-4, File No. 333-30844) provides for the indemnification of directors, officers and employees of Sun Life Assurance Company of Canada (U.S.). Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Sun Life Assurance Company of Canada (U.S.) pursuant to the certificate of incorporation, by-laws, or otherwise, Sun Life (U.S.) has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Sun Life (U.S.) of expenses incurred or paid by a director, officer, controlling person of Sun Life (U.S.) in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Sun Life (U.S.) will submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act, unless in the opinion of their counsel the matter has been settled by controlling precedent, and will be governed by the final adjudication of such issue.

ITEM 31. PRINCIPAL UNDERWRITERS

Clarendon Insurance Agency, Inc., a wholly-owned subsidiary of Sun Life Assurance Company of Canada (U.S.), acts as general distributor for the Registrant, Sun Life of Canada (U.S.) Variable Accounts C, D, E, G, H and I, Sun Life (N.Y.) Variable Accounts A, B and C, and Money Market Variable Account, High Yield Variable Account, Capital Appreciation Variable Account, Government Securities Variable Account, World Governments Variable Account, Total Return Variable Account and Managed Sectors Variable Account.
Name and Principal	Positions and Officers
Business Address*	with Underwriter

William P. Franca	President
Davey S. Scoon	Treasurer and Director
James M.A. Anderson	Director
James A. McNulty, III	Director
George E. Maden	Secretary and Clerk
William T. Evers	Assistant Secretary and Clerk
Norton A. Goss, II	Vice President & Chief Compliance Officer
Michael L. Gentile	Vice President
John E. Coleman	Vice President
Nancy C. Atherton	Tax Officer

------------------------------

* The principal business address of all directors and officers of the principal underwriter, except for Mr. Franca, is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. The principal business address of Mr. Franca is 112 Worcester Street, Wellesley Hills, MA

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS

Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained, in whole or in part, by Sun Life Assurance Company of Canada (U.S.) at its offices at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481 or at the offices of Clarendon Insurance Agency, Inc., at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

ITEM 33. MANAGEMENT SERVICES

Not applicable.

ITEM 34. FEE REPRESENTATION

Sun Life Assurance Company of Canada (U.S.)("Sun Life of Canada (U.S.)") hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Sun Life (U.S.).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and attested, all in the city of Wellesley Hills, and the Commonwealth of Massachusetts, on the 30th day of October, 2002.

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT I

(Registrant)

By: SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(Depositor)

By: /s/ James A. McNulty, III

James A. McNulty, III, President

Attest: /s/ Ellen B. King

Ellen B. King, Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons and in the capacities and on the dates indicated.
/s/ James A. McNulty, III James A. McNulty, III	President and Director (Principal Executive Officer)	October 30, 2002
/s/ Davey Scoon Davey Scoon	Vice President and Chief Administrative and Financial Officer and Treasurer (Principal Financial & Accounting Officer)	October 30, 2002
*/s/ Donald A. Stewart Donald A. Stewart	Chairman and Director
*/s/ James Prieur C. James Prieur	Vice Chairman and Director
*/s/ James C. Baillie James C. Baillie	Director
*/s/ David D. Horn David D. Horn	Director
*/s/ Angus MacNaughton Angus MacNaughton	Director
*/s/ S. Caesar Raboy S. Caesar Raboy	Director
*/s/ William W. Stinson William W. Stinson	Director
By: /s/ Edward M. Shea Edward M. Shea, Attorney-In-Fact		October 30, 2002

*By Edward M. Shea pursuant to Powers of Attorney.